5/21

08004116

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hirco plc

*CURRENT ADDRESS Olympia, Central Avenue
Hiranandani Gardens
Powai
Mumbai 400 076
India

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2008
THOMSON REUTERS

FILE NO. 82- 35220 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DATE : 8/5/08

Hirco™

Leadership Through Quality Communities

RECEIVED
2008 MAY 21 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

Hirco PLC
("Hirco" or the "Company")

May 8, 2008

HIRCO REPORTS STRONG INTERIM RESULTS

Net Asset Value increases to £6.82 per share as of 31 March 2008, annualised increase of 34% from NAV of £4.74 at time of IPO

LONDON – Hirco PLC (AIM:HRCO), the investment vehicle for Hiranandani, India's largest residential builder and leading developer of prestigious mixed-use townships, today announced its interim results for the first six months of fiscal 2008 ended 31 March 2008.

First-half Fiscal 2008 Highlights

- Profit after tax was £52.48 million, representing earnings per share of 69 pence based on 76,526,984 shares outstanding.
- As of 31 March 2008, Hirco's Net Asset Value (NAV) was £6.82 per share, up 11% from a NAV of £6.14 per share as of 30 September 2007. Hirco's NAV as of 31 March 2008 also represents an annualised increase of 34% from a NAV of £4.74 per share at the time of the IPO on the London Stock Exchange's Alternative Investment Market (AIM) on 13 December 2006.
- The Company announced its £96.6-million investment in Panvel Residential on 25 October 2007. Panvel Residential is co-located on a site with Hirco's Panvel Commercial development. The combined Panvel township site is a Special Economic Zone, which will provide tax advantages. The new township is close to the recently announced Navi Mumbai International Airport.

Hirco's Chennai and Panvel township developments have in total 66.4 million square feet of buildable area of residential, commercial, retail and social space.

Chennai is India's fourth-largest city. Panvel is located in the Mumbai Metropolitan Region. Mumbai is the largest metropolis in India and regarded as the commercial and financial capital of India.

Recent Developments

- On 10 April 2008, Hirco announced strong residential pre-sales and pricing at both its Chennai and Panvel residential developments.

Niranjan Hiranandani, Chairman of Hirco PLC, said:

"Hirco is making great strides towards its goal of capitalising on the diverse and growing Indian real estate market. There continues to be robust and escalating demand for quality residential, commercial and retail space. This demand is fuelled by India's continued economic growth, the rising affluence and purchasing power of the Indian people, as well as the high demand for quality housing. This continues to translate into strong support for our strategy of developing world-class, mixed-use townships in the suburbs of India's major cities."

About Hirco

Hirco PLC is the investment vehicle for Hiranandani, India's largest residential builder and leading developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Hirco's modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space.

Hirco PLC shares are traded on the London Stock Exchange's Alternative Investment Market (AIM) under the symbol HRCO. At the time of its admission to trading on AIM in December 2006, Hirco PLC was the largest-ever real estate investment company IPO on the AIM and that year's largest IPO on the AIM.

For additional information about Hirco, including the Company's corporate DVD and corporate overview, please visit www.hirco.com.

For further information please contact:

Hirco

Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications

US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

Directors and Professional Advisers

Directors	Priya Hiranandani Nigel McGowan* David Burton* Douglas Gardner* Sir John Robertson Young* Niranjan Hiranandani* Kersi Gherda* * Non-Executive
Registered office	PO Box 312, 4th Floor Queen Victoria House, Victoria Street Douglas Isle of Man IM99 2BJ Registered in the Isle of Man No. 118221C
Crest Service Provider	Capita Registrars (Jersey) Limited
Administrator and Registrar to Company	Barclays Wealth Trustees (Isle of Man) Limited
Nominated Adviser	HSBC Bank PLC
Auditors	KPMG Audit LLC

Chairman's Statement

Dear Fellow Shareholders,

It is my privilege to report Hirco PLC's interim results for the period ending 31 March 2008. During this period, the Company continued to make significant progress in realising its strategy of developing world-class, multi-purpose townships in the suburbs of major cities in India that deliver a high quality living and working environment.

The Company completed its investment of IPO proceeds and has now invested 97% of its initial net funds in four projects. These projects are already reaching key milestones, with construction progress and strong pre-sales activity reflecting the strength of our brand, our strategy, and our team's ability to deliver on objectives in a timely manner, with outstanding results.

RESULTS

Profit after tax was £52.48 million, representing earnings per share of 69 pence based on 76,526,984 shares outstanding.

As of 31 March 2008, Hirco's Net Asset Value (NAV) was £6.82 per share, up 11% from a NAV of £6.14 per share as of 30 September 2007. Hirco's NAV as of 31 March 2008 also represents an annualised increase of 34% from a NAV of £4.74 per share at the time of the IPO on the London Stock Exchange's Alternative Investment Market (AIM) on 13 December 2006.

PROJECT INVESTMENT

On 25 October 2007, Hirco announced it had invested £96.6 million in a residential township development located in Panvel, immediately adjacent to Hirco's previously announced investment in the Panvel commercial township. The investment, which comprises 18.3 million square feet of buildable space in a mixed-use development on 280 acres, will include residential, retail, and social space. Together, the two Panvel projects are called Hiranandani Palace Gardens.

Hiranandani Palace Gardens Panvel is located in an attractive area of suburban Mumbai that is experiencing tremendous growth. Adding to the value of this investment, Hiranandani Palace Gardens is designated a Special Economic Zone (SEZ), which will provide tax advantages for both the Company and occupants of the development.

PROJECT PROGRESS

I am pleased to report continued progress in each of our project investments.

Hiranandani Palace Gardens Chennai

At Hiranandani Palace Gardens Chennai, presales activity has been strong, with outstanding growth in each of our quarterly pre-construction sales updates. As of 31 March 2008, sales consideration has been accepted on approximately 1,562,820 square feet at an average price of Rs 3,906 (£49.10) per square foot. The total sales consideration as of 31 March 2008 was Rs. 6.1 billion (£76.73 million). This marked the third consecutive quarter of presales growth, and demonstrates the superior quality of our product and the intense demand for the high standard of living that this modern township will provide.

Hiranandani Palace Gardens Panvel

In addition to the outstanding continued results at Hiranandani Palace Gardens Chennai, I am delighted to announce that pre-construction sales for our eagerly anticipated Hiranandani Palace Gardens mixed-use development in Panvel, located in the Mumbai Metropolitan Region, began in March 2008.

As of 31 March 2008, sales consideration had been accepted on approximately 597,014 square feet, at an average price of Rs 4,156 (£52.24) per square foot.

The strong initial sales at Hiranandani Palace Gardens Panvel mark an additional key milestone achieved, and further demonstrate the Company's ability to deliver on its key objectives.

PROJECT EXECUTION

To plan, design, and undertake the development of Hiranandani Palace Gardens in both Chennai and Panvel, we have assembled an excellent global team that combines international experience with the most talented local professionals.

CORPORATE SOCIAL RESPONSIBILITY

In keeping with Hirco's commitment to excellence in environmental leadership, we are employing the same environmentally friendly processes and practices for both the Chennai and Panvel townships that have guided past Hiranandani developments.

Through our sustainable environmental practices including rainwater harvesting and reforestation, reducing our townships' dependence on the public infrastructure, creating parks, gardens, and social amenities, we develop self-sustained communities, and create value by providing residents, tenants, and visitors alike an unsurpassed living and working environment.

CORPORATE VIDEO AND REVISED OVERVIEW PRESENTATION

Hirco released an excellent new corporate video in March that clearly details the Company's value creation model – location, infrastructure, amenities, and the environment.

In addition, Hirco has prepared an updated corporate overview presentation, which summarises the company's strong interim results.

I would encourage you to view the video and presentation, which you may download at www.hircoplc.com/downloads_&_presentations.html.

OUTLOOK

With the remarkable progress achieved at our projects thus far, Hirco has demonstrated its ability to sustain a high level of achievement.

We continue to take significant strides toward the Company's goal of capitalizing on the diverse and growing Indian real estate market.

I believe that the outstanding results achieved at our projects in Panvel and Chennai are a reflection of the overall strength of demand for the type of high-quality, attractive, sustainable developments that we create. This demand is further driven by India's continuing economic growth, the rising purchasing power and affluence of the Indian people, and the constrained supply of quality housing and office and retail space.

As evidenced by our results in the first half of fiscal 2008, Hirco continues to deliver on its strategic objectives. I believe that the core strengths that we have established – our brand, our strategy, our investments, and our team – will provide a solid base for continued success.

Niranjan Hiranandani

Chairman

7 May 2008

Hirco Plc

Consolidated Income Statement

for the six months ended 31 March 2008

Amount in £'000

Continuing Operations	Notes	Unaudited 6 Months to 31 March 2008	Unaudited 02 Nov 2006 to 31 March 2007
Investment income	4	21,385	6,320
Foreign Exchange (Loss) / Gain		(9)	19
Net Investment Income		**21,376**	**6,339**
Fair value gain on Investments	**8**	**33,105**	**-**
Administrative Expenses	5	(1,991)	(752)
Profit before Taxes		**52,490**	**5,587**
Income Tax Expense		(10)	(4)
Profit for the period		**52,480**	**5,583**
Number of ordinary shares		76,526,984	76,526,984
Earnings per share (pence), basic and fully diluted	6	68.58	7.30

Hirco Plc

Consolidated Balance Sheet

As at 31 March 2008

Amount in £'000

Assets	Notes	Unaudited 31 Mar 2008	Audited 30 Sep 2007
NON-CURRENT ASSETS			
Property, plant and equipment		37	42
Investments	8	471,134	341,392
CURRENT ASSETS			
Accrued preference dividends		32,555	12,086
Other debtors and prepaid expenses		488	158
Other current assets		162	47
Cash and cash equivalents		18,724	116,423
Total Assets		**523,100**	**470,148**
Liabilities			
CURRENT LIABILITIES			
Trade & Other Payables		437	69
Accrued Expenses		434	332
Total Liabilities		**871**	**401**
Net Assets		522,229	469,747
Equity			
Share Capital		765	765
Share Premium		361,871	361,871
Foreign Exchange Fluctuation Reserve	2	2	-
Retained Earnings		159,591	107,111
Total Equity		**522,229**	**469,747**
Total Equity		522,229	469,747
Number of ordinary shares		76,526,984	76,526,984
Net Asset Value per share (£)	7	6.82	6.14

Hirco Plc

Statement of changes in equity

for the six months ended 31 March 2008

Amount in £'000

	Share Capital	Share Premium	Foreign Exchange Reserve	Retained Earnings	Total
Issue of Share Capital	765	381,869	-	-	382,634
Share issue cost	-	(19,998)	-	-	(19,998)
Net Profit for the period	-	-	-	107,111	107,111
As at 30 September 2007 (Audited)	**765**	**361,871**		**107,111**	**469,747**
Translation of foreign operations	-	-	2	-	2
Net Profit for the period	-	-	-	52,480	52,480
As at 31 March 2008 (Unaudited)	**765**	**361,871**	**2**	**159,591**	**522,229**

Hirco Plc

Consolidated cash flow statement

for the six months ended 31 March 2008

Amount in £'000

Cash flows from operating activities	Unaudited 6 Months to 31 March 2008	Unaudited 02 Nov 2006 to 31 March 2007
Net Profit for the period :	52,490	5,587
Adjustment for:		
Fair Value gains on Investments	(33,105)	-
Depreciation	17	-
Unrealised Fx Gain on Translation of foreign operations	2	-
Operating Profit before Working Capital changes	19,404	5,587
Change in Trade and Other Receivables	(20,914)	(2,186)
Change in Trade and Other Payables	460	289
Net cash (used by) / generated from operating activities	(1,050)	3,690

Cash flows from investing activities		
Purchase of Fixed Assets	(12)	-
Purchase of Investments	(96,637)	(125,736)
Net cash used in investing activities	(96,649)	(125,736)

Cash flows from financing activities		
Proceeds from issue of Share Capital (net of issue costs)	-	362,526
Net cash generated from financing activities		362,526

(Decrease) / Increase in cash and cash equivalents during the period	(97,699)	240,480
Cash and cash equivalents balance at the beginning of the period (1 October 2007)	116,423	-
Cash and cash equivalents balance at the end of the period	18,724	240,480

Hirco Plc

Notes to the Consolidated Financial Statements

for the six months ended 31 March 2008

1. GENERAL INFORMATION

Hirco PLC (the "Company") is a public limited company incorporated in the Isle of Man on 02 November 2006. It was admitted to AIM on 13 December 2006.

The interim consolidated financial statements of Hirco PLC comprise the Company and its subsidiaries (together referred to as the "Group"). The interim consolidated financial statements have been prepared for the period from 01 October 2007 to 31 March 2008 and the comparatives are for the period 02 November 2006 (date of incorporation) to 31 March 2007 for the income statement and cash flow statement and 30 September 2007 for the balance sheet and are presented in GBP. They are unaudited. The period ended 31 March 2007 is less than a full six months, which should be considered when comparing the results to the six months ended 31 March 2008.

The principal activity of the Group comprises investment in FDI compliant Indian real estate projects for developments of large-scale, mixed-use township community which could include co-located special economic zones ("SEZs") in India.

2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standard ("IFRS") IAS 34 Interim Financial Reporting.

The preparation of financial statements in conformity with IFRS requires the use of critical accounting estimates. It also requires the Board of Directors to exercise its judgment in the process of applying the Company's accounting policies. Actual results may differ from these estimates.

The interim consolidated financial statements have been prepared on a historical cost basis with the exception of equity interests in unquoted companies, which are stated at fair value.

(B) BASIS OF CONSOLIDATION

The interim consolidated financial statements incorporate the results of the Company and entities controlled by the Company (its subsidiaries) made up to 31 March 2008. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same period as the Company, using consistent accounting policies.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the effective date of acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

(C) INVESTMENTS

The Group's interest in Participating Preference Shares issued by Burke 1 Limited, Burke 2 Limited, Burke 3 Limited and Burke 4 Limited (note 8) is a compound financial instrument, comprising a debt component in relation to the preference dividend and preferred capital return and an equity component equivalent to the share in residual profits.

The debt component is stated at amortized cost, with interest recognized in the income statement on the effective interest rate basis.

The Directors consider that the Group is a venture capital organization and have elected under IAS 31 to designate the equity component of its investment in jointly controlled entities, Burke 1 Limited, Burke 2 Limited, Burke 3 Limited and Burke 4 Limited (investee companies through which investments in the property development projects are made), as at fair value through profit or loss. Accordingly, under IAS 39, changes in fair value on the equity component are recognized in profit or loss.

Fair Value is determined by the Directors with appropriate regard to IFRS and the International Private Equity and Venture Capital Valuation Guidelines. The estimate of fair value by the Directors is based on the fair market value assessment of the property development projects by an independent professional valuer.

(D) INCOME RECOGNITION

Income is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In particular:

Preference Dividend income
Income arising from Preference Dividend is recognized on the effective interest rate basis.

Interest income
Interest income is recognized as interest accrues using the effective interest method.

Fair value gain on investments
The Directors determine unrealized fair value gain/(loss) on Investments bi-annually based on the fair market value assessment of the projects done by an independent professional valuer.

(E) FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in British pounds, which is the Company's functional and presentation currency. The functional currency for all of the subsidiaries within the Group is as detailed below:

- Hirco Holdings Limited — GBP
- Hirco Inc — USD
- Hirco Real Estate Services Private Limited — INR

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Differences arising therefrom are taken to Income Statement.

The assets and liabilities of foreign operations are translated to GBP at the exchange rate at the reporting date. The income and expenses of foreign operations are translated to GBP at average exchange rates for the period. Foreign currency differences are recognised directly in equity; in the foreign currency translation reserve (FCTR).

When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Investments of the Company's Mauritius subsidiary, Hirco Holdings Limited, are denominated in British pounds and are eligible for Preference Dividend and redemption in British pounds only. Accordingly, they are included in the consolidated accounts at their historical value. These investments are also eligible to participate in the residual profits of the project companies to the extent of 40%. These investments are marked to market for the said 40% participation share bi-annually, based on fair market value of the projects determined by an independent professional valuer. The gain or loss arising on this mark to market valuation is translated at the exchange rate on the date of valuation.

3. SEGMENTAL REPORTING

The Group has only one business and geographic segment, being the investment in real estate in India and hence no separate segment report has been presented.

4. INVESTMENT INCOME

	Six Months to 31 March 2008 £ 000	02 November 2006 to 31 March 2007 £ 000
Preference Dividend	20,521	1,345
Bank Interest	864	4,975
	21,385	**6,320**

5. ADMINISTRATIVE EXPENSES

	Six Months to 31 March 2008 £ 000	02 November 2006 to 31 March 2007 £ 000
Employee Costs	419	272
Occupancy Costs	96	-
Professional and Consultancy Fees	690	59
Directors' Fees	276	134
Other Administration Costs	493	287
Depreciation	17	-
	1,991	**752**

Included in Professional and Consultancy fees is £42,000 paid to a director.

6. EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

Basic earnings per share for six months ended 31 March 2008 is based on the profit attributable to equity holders of the Company of £ 52,480,710 (period ended 31 March 2007 : £5,583,785) and the weighted average number of ordinary shares outstanding during the six months ended 31 March 2008 of 76,526,984 (period ended 31 March 2007 of 76,526,984).

	31 March 2008	31 March 2007
Profit attributable to equity holders of the parent	£ 52,480,710	£ 5,583,785
Weighted average number of ordinary shares	76,526,984	76,526,984

Earnings per share	Pence	Pence
Basic earnings per share	68.58	7.30
Diluted earnings per share	68.58	7.30

There are no dilutive potential ordinary shares. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

7. NET ASSET VALUE PER SHARE

Net asset value per share is calculated by dividing the net assets attributable to the equity holders of the Company of £522,228,370 (30 September 2007 : £469,746,526) by the number of ordinary shares as at 31 March 2008 of 76,526,984 (30 September 2007 : 76,526,984).

	31 March 2008	30 September 2007
Net assets attributable to equity holders of the parent	£ 522,228,370	£ 469,746,526
Number of ordinary shares	76,526,984	76,526,984

	£	£
Net asset value per share	6.82	6.14

8. INVESTMENTS

Company	Projects in India	Date of Investment	Fair Value As at 30 Sep 07 £ 000	Additions during the period £ 000	Fair Value gain for the period £ 000	Fair Value As at 31 Mar 08 £ 000	Cost of Acquisition £ 000
Investment in participating preference shares of;							
Burke 1 Limited	Chennai township projects	13-Feb-2007	115,513	-	11,521	127,034	77,847
Burke 2 Limited	Chennai commercial projects	23-Mar-2007	64,974	-	1,745	66,719	47,889
Burke 3 Limited & Burke 4 Limited	Panvel SEZ, commercial & residential projects	19-Jul-2007 & 25-Oct-2007	160,905	96,637	19,839	277,381	225,074
Balance as at 31 March 2008			**341,392**	**96,637**	**33,105**	**471,134**	**350,810**

The participating preference share interests in Burke 1 Limited, Burke 2 Limited, Burke 3 Limited and Burke 4 Limited entitle the Group to a preference dividend of 12% per annum compounded annually, a preferred capital return and a 40% share in residual profits. As detailed in the accounting policy, the debt component of this compound financial instrument, representing the preference dividend and the preferred capital return, is stated at amortized cost, with the preference dividend accrued under the effective interest method. The equity component representing the 40% residual profit share is stated at fair value. The full consideration payable has been attributed to the debt component; hence there is no cost attributed to the equity component.

The fair value of the Group's investments was determined by the Directors based on the valuation of the underlying projects carried out by Jones Lang LaSalle, an independent valuer, using the valuation standard prescribed by the Royal Institute of Chartered Surveyors. The valuation done by Jones Lang LaSalle is based on the details of pre-sales done, project progress, expected revenue and anticipated cost of construction as on the valuation date. The valuers have also made the reference to market evidence of transaction prices for the similar projects.

8. INVESTMENTS (Continued)

The fair value of each investment of the Group is calculated as detailed hereunder:

	Burke 1 Limited £ 000	Burke 2 Limited £ 000	Burke 3 & 4 Limited £ 000	Total £ 000
Net worth post Valuation as on 31 March, 2008 before charging Preference dividend	244,381	120,877	470,375	835,633
Distribution in the order of contractual preference:				
Preference dividend	10,735	5,951	15,869	32,555
Repayment of the group's participating preference shares	77,847	47,889	225,074	350,810
Repayment of the ordinary Shares (which are subordinated to the Participating Preference Shares)	32,830	19,962	98,665	151,457
Share of the Group (40%) of the residual Net worth	49,188	18,830	52,307	120,325
Share of the Ordinary Shareholders (60%) of the residual Net worth	73,781	28,245	78,460	180,486
Total distribution	**244,381**	**120,877**	**470,375**	**835,633**
Change in Fair Value:				
Fair value gain of the Group's investment as of 31 March, 2008	49,188	18,830	52,307	120,325
Less: Fair value gain recognized in September 2007	37,667	17,085	32,468	87,220
Fair value gain for the period of the Group's investment (representing share of the Group (40%) of the residual net worth)	**11,521**	**1,745**	**19,839**	**33,105**

9. RELATED PARTY DISCLOSURE

The Company has invested in participating preference shares issued by Burke 1 Limited, Burke 2 Limited, Burke 3 Limited and Burke 4 Limited ("the Burke Companies"), subject to a shareholders' agreement with Burke Consolidated Limited. Burke Consolidated Limited owns all the ordinary shares in the Burke Companies, entitling it to 60% of any residual profits. Burke Consolidated Limited is owned by the Hiranandani family, ("Hiranandani").

In addition, the project companies have entered into the following Agreements with a company owned by Hiranandani to manage the projects:

- A Development Management and General Services Agreement to provide such assistance and advice to the project companies in the development of the projects and completion of all design and / or construction works involved in the projects as may be reasonably requested by the project companies. The fees payable for the services for the six month period ended 31 March, 2008 were £504,500 (period to 30 September 2007: £337,803).

- A Marketing Services Agreement to provide Sales and Marketing assistance to the Project companies. The fees payable for the services for the six month ended 31 March, 2008 were £1,666,245 (period to 30 September 2007: £605,198).

Leadership Through Quality Communities

NEWS RELEASE

Hirco PLC
("Hirco" or the "Company")

April 21, 2008

HIRCO ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

LONDON – Hirco PLC (AIM:HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that at the Annual General Meeting of the Company held earlier today, all resolutions proposed in the notice of the meeting were passed.

About Hirco

Hirco PLC is the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Our modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space.

Hirco PLC shares are traded on the London Stock Exchange's Alternative Investment Market (AIM) under the symbol HRCO. At the time of its admission to trading on AIM in December 2006, Hirco PLC was the largest-ever real estate investment company IPO on the AIM and that year's largest IPO on the AIM.

For additional information about Hirco, including the Company's Annual Report and Accounts for the period ended 30 September 2007, please visit www.hirco.com.

For further information please contact:

Hirco PLC
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
Hugh Burnham / Michael Gallo
212- 239-8595 / 212-239-8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

Hirco
Leadership Through Quality Communities

NEWS RELEASE

Hirco PLC
("Hirco" or the "Company")

April 10, 2008

HIRCO REPORTS CONTINUING ROBUST SALES IN CHENNAI TOWNSHIP

Pre-construction Sales in Panvel Township Launched in March

LONDON – Hirco PLC (AIM:HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that sales of residential units in Phase 1 of its Hiranandani Palace Gardens township development in Chennai continue to be robust both in terms of volume of units sold and the level of pricing achieved.

As of 31st March 2008, sales consideration has been accepted on approximately 1,562,820 square feet at an average price of Rs 3,906 (£49.10) per square foot. This represents a significant increase over figures reported in January of 1,381,951 square feet at an average price of Rs 3,834 (£48.19).

The total sales consideration as of 31st March 2008 was Rs 6.1 billion (£76.73 million).

Niranjan Hiranandani, Chairman of Hirco, said: "We are delighted to report strong sales momentum for our Chennai development for the third consecutive quarter. Demand for Chennai township is solid, which demonstrates the superior quality of our product and the high standard of living provided by our modern townships."

The township will offer a range of apartment sizes and styles designed to appeal to employees of major international companies located within the township's catchment area.

The township will be constructed over three phases, all building to a unique master plan. Hiranandani Palace Gardens will be a self-sustaining community with offices, schools, health care facilities, shops, recreational facilities, and public space set within 369 acres. The township is located along the business corridor southwest of Chennai and has easy access to the international airport, the national highway system and rail transport.

The Company also announced that pre-construction sales for Hirco's eagerly anticipated Hiranandani Palace Gardens mixed-use township development in Panvel, located in the Mumbai Metropolitan Region, began in March 2008.

Sales consideration has already been accepted on approximately 597,014 square feet, at an average price of Rs 4,156 (£52.24) per square foot.

Mr. Hiranandani said: "We are very pleased to report strong initial sales for our development in Panvel, which is located in a very attractive area of suburban Mumbai that is experiencing tremendous growth."

Hirco's combined commercial and residential site in Panvel has been designated as a Special Economic Zone (SEZ), which will provide tax advantages for both the Company and occupants of the Panvel development. India's SEZs are specifically delineated, duty-free enclaves that are deemed to be foreign territory for the purposes of trade operations and duties and tariffs. SEZs were introduced in India to provide an internationally competitive and less complicated environment for exports.

About Hirco

Hirco PLC is the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Our modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space.

Hirco PLC shares are traded on the London Stock Exchange's Alternative Investment Market (AIM) under the symbol HRCO. At the time of its admission to trading on AIM in December 2006, Hirco PLC was the largest-ever real estate investment company IPO on the AIM and that year's largest IPO on the AIM.

For additional information about Hirco, including the Company's Annual Report and Accounts for the period ended 30th September 2007, please visit www.hirco.com.

For further information please contact:

Hirco
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

RECEIVED

2008 MAY 21 P 2:

OFFICE OF ... ATIC
CO... ... AL

Two Birds with One Stone

How the Self-sustaining, Integrated Township Model Meets Growing Demand for High-quality Real Estate While Surmounting Infrastructure Challenges in India

By: Robert J. Metry*

Executive Summary

Two trends converge in India to create a unique challenge. One is the growing demand for real estate of all kinds driven by the rapidly expanding economy. The second is the rapid deterioration in quality of existing real estate stock and infrastructure in existing urban centers. While renewal of the urban landscape is a challenge that needs to be addressed, that is a long-term solution involving complex socio-economic and political factors. This paper looks at another approach – the integrated township in well-connected suburbs. This approach uses all the attractive features of the urban center while overcoming many of its infrastructure challenges by virtue of being on greenfield sites. The paper looks at the case of Hiranandani Gardens – a township in Powai, a suburb of Mumbai. The analysis shows that the mixed-use integrated township is indeed the solution for the twin challenges of crumbling infrastructure and a strong appetite for real estate.

India's Booming Economy

India's economy is currently the tenth largest and second fastest growing in the world. In the past five years, the country has experienced an 11% compound annual growth rate. Other key indicators of continued future growth of the Indian economy include the fact that the country has more than US $222 billion in foreign exchange reserves; a flourishing stock market that has appreciated over 50% in 2007; an estimated US $15.5 billion in foreign direct investment (FDI) last year; and a 20% increase in exports.

A rapidly growing economy increases individual income levels and as a result also creates greater demand for residential, commercial, and retail real estate. India's strong economic growth sets a solid foundation for the current and future demand for real estate in the country.

The Real Estate Industry in India

In India, as in many countries, the vitality of the economy is reflected in the demand for and prices of real estate. According to the Reserve Bank of India, the real estate sector is the second-largest employer in the country, representing approximately 5% of gross domestic product. The market is expected to significantly expand over the next several years in line with the growth in population and increases in income levels.

The Indian property market was estimated to be US $54 billion at the end of 2007 and is expected to nearly triple to more than US $142 billion by the end of 2012. The residential sector accounts for more than 92% of the property market. Yet, the growth rate for office/industrial, retail and hospitality properties is expected to outpace the residential sector and grow from US $4 billion to over US $18 billion in five years. (Source: Deutsche Bank)

Supply has not been able to keep up with demand in the Indian real estate industry. The Housing Development Finance Corporation estimates there is a shortage of 19.8 million residential units nationwide. According to Goldman Sachs, demand for housing in India's seven largest cities is expected to exceed supply by an average of 30% in the next few years. Further, India's rapidly growing middle class is increasing the demand for high-quality properties that are of better construction and provide services and amenities.

Key Demand Drivers in the Indian Real Estate Industry

Burgeoning Middle Class

India's economic growth over the last 20 years has created a large and rapidly expanding middle class population. According to a recent report by the McKinsey Global Institute, India's middle class population roughly doubled from 1985 to 2005. This population has in large part been created by the demand for India's vast and globally desirable work-force in the information technology and business process outsourcing sectors. Emerging industries, including biotechnology, will also leverage India's skilled labor pool to drive future economic growth. The same McKinsey reports predicts that by 2025 India's income levels will triple, creating a middle class of 583 million people.

INDIA WILL SEE FURTHER REDUCTION IN POVERTY AND GROWTH OF ITS MIDDLE CLASS


Share of population in each income bracket
%, millions of people
Household income brackets
thousand, Indian rupees, 2000
100%
1,107
1,429
Globals (>1,000)
Strivers (500–1,000)
Seekers (200–500)
Aspirers (90–200)
Deprived (<90)
Middle class
2005E
2025F

Note: Figures are rounded to the nearest integer and may not add up to 100%.
Source: McKinsey Global Institute

Rising Disposable Income

Naturally as income levels increase and more people move into the middle class, they will have more disposable income. Per capita disposable income in India has tripled in the past 10 years and is expected to increase between 8 - 13% annually over the next five years.


Per Capita Net disposable income
Growth rate (RHS)
(INR thousand)
FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06

Source: MOSPI, I-SEC Research


% urban population
Contribution to national income (%)
Cities - population more than 1 mn (RHS)
(%)
Cities
1971 1981 1991 2001 2006 2011

Source: National Institute of Urban Affairs, UNDP, CPHEEO, I-SEC Research

Urbanization

While 70% of India's population still lives in rural areas, the number of Indians living in cities reached approximately 325 million in 2006. Urban areas represent almost 30% of the country's population, but account for 63% of the national income. This trend is expected to continue at a steady growth rate with India's urban population expected to reach 370 million by 2011, driving demand for all types of real estate – residential, commercial, industrial, and retail – in and around city centers.

Younger Home Buyers and Smaller Households

In 2005, the median age of the Indian population was 24 years old versus 33 in China and 43 in Japan. As the population grows younger, the average age of India's homebuyers has decreased from 42 to 31 years old according to industry estimates (Source: ICICI Securities).

Another trend impacting the real estate market in India is the reduction in household size. The size of the average urban household in India decreased from 6.06 in 2001 to 5.5 in 2006. Increasing annual incomes, more income earners per household, and a shift from extended to nuclear families are the primary drivers reducing household size. Industry opinions predict that household sizes will continue to decline.

Improved Regulatory Environment and Private Sector Support

The Indian real estate industry has benefited from increased involvement from both the public and private sectors. Primary drivers from the government have been the relaxing of foreign direct investment (FDI) restrictions, increased tax incentives for developers, reduced government-related fees, and the repeal of the Urban Ceiling Regulation Act, which prevented concentrations of land holding in urban areas. The government also created Special Economic Zones (SEZs), which are export-oriented territories that offer substantial tax breaks, shortened development approval processes and other benefits to property developers.

Changes in the private sector have also added to growth in the industry, including: improvements in the quality of building construction; better access to financing; international development partners; and the innovation of integrated mixed-use "townships" that incorporate residential, office and retail properties, which create substantial public infrastructure.

Boom in the Indian Services Sectors

The large and relatively low-cost, well-educated, English-speaking workforce in India has led to a boom in the information technology (IT) and business process outsourcing (BPO) service sectors. The Indian IT and BPO industries are expected to grow to as much as US $60 billion with more than two million workers by 2010. The rapid growth of these industries is a primary driver of the demand for premium office space. It is estimated that 118 million square feet of office space is to be built in India between 2006 and 2008 to serve the needs of these industries.

Improved Access to Financing

The mortgage industry has exploded in India. To meet growing consumer demand, Indian banks are offering competitively priced mortgages with longer amortization periods. In the recent past, nationally the average term for a mortgage was eight years, today it is common to see payback periods of 20 years or more. These longer mortgage terms and affordable funding options for homebuyers have contributed to the increased demand for housing.

According to the National Housing Board, total housing finance disbursals in 2001 were approximately 182 billion rupees, with banks only contributing about 31% of that amount. By 2006, annual mortgage lending had increased to 860 billion rupees (372% growth in five years), and banks contributed 68% of that amount. The rise in mortgage lending from banks shows a meaningful maturation of the Indian economy and the housing market, and lending is expected only to continue to grow as the population becomes more wealthy and educated.

India's New Real Estate Buyer

Increasingly, Indian consumers are becoming international in their outlook and expectations of quality and services. Young professionals interact with international customers, advance their education at leading institutions around the world, and travel overseas for work. This exposes them to Western standards of living and work environments.

A number of other factors also play a significant role in the changing outlook of the Indian consumer

The Growth of Media

In 1995, the Indian Supreme Court declared the monopoly held by the state-run broadcaster unconstitutional. In no time, hundreds of channels – including foreign networks showing American soap operas, British news, music videos, and movies – were broadcasting in India. Currently, 105 million Indian households have a television and 60% of those have cable service, offering a new window to the world.

Increased Leisure Travel Abroad

With more disposable income, Indians are embarking on vacations abroad in larger numbers. According to Euromonitor, the number is set to double over the next few years to 16 million tourists. Australia expects the annual growth rate in Indian visitors of 18% for the next 10 years.

More and Better Internet Access

From a low base of 1.2 million in 1998, the number of Internet users in India passed the 50 million mark in 2005. More importantly, with broadband prices as low as US $5 per month, broadband connections are growing at the rate of 20% per month.

Cable television, overseas travel, and Internet access are influencing the tastes and standards of a new generation of Indians that is more exposed to what the world has to offer. It is a generation that wants its homes and offices to be just as good if not better than what they see in the West and they have the rising income to pay for it

The Infrastructure Challenge

Availability of reliable and reasonably priced infrastructure is critical for economic development, as well as for improving quality of life, particularly in a rapidly expanding economy. India's infrastructure remains the primary challenge to the advancement and development of superior real estate. Without question, India has come a long way in terms of infrastructure over the last decade, yet there is still much work to be done. While the government plans to invest an estimated US $15 billion in infrastructure over the next two to three years, this is but a drop in the bucket compared to the projected US $250 billion needed to improve the power infrastructure alone. While infrastructure receives attention in terms of large projects such as dams, expressways, airports – at the point of service, delivery still remains poor.

Transportation Infrastructure



India's transport sector is large and diverse as it must cater to the needs of over 1.1 billion people. According to the World Bank, since the early 1990s, India's growing economy has witnessed a rise in demand for transport infrastructure and services by around 10 percent a year.

However, the transport sector has not been able to keep up with this rising demand and is proving to be an increasing drag on the economy. Major improvements in the sector are therefore required to support the country's continued economic growth and to ultimately meet real estate demands.

India's roads are congested and of poor quality, most highways in India are narrow and congested with poor surface quality, and 40% of India's villages do not have access to all-weather roads. The dramatic growth in vehicle ownership – at some 15% a year during the past decade – has reduced rush hour speeds to 5-10 km an hour in the central areas of major cities.



Indian Railways is the largest railway in Asia and the fourth most heavily used system in the world. It carries some 14 million passengers a day and is one of the world's largest employers. For the city-dweller, the train is the preferred mode of commuting due to the intense congestion on roadways.

The Mumbai railway system probably best exemplifies the strains urban transport is under – overcrowding has grown to be a compelling problem (4,700 passengers are packed into a nine-car train during peak hours, compared to the rated carrying capacity of 1,700).



Energy

In the 60 years since gaining its independence in 1947, India's installed power capacity grew from 1362 megawatts to over 100,000 megawatts and provided electricity to more than 500,000 villages (Source: India Ministry of Power). However, people in a large number of villages have no access to electricity and power supply nationwide is of poor quality with frequent power outages, erratic voltage and low or high supply frequency.

WHO SUFFERS THE MOST?

Area	No of hours
Bhandup	4
Mulund	3.5
Thane	3.5
Navi Mumbai	3.5
Kalva, Mumbra	5
Dombivli	7
Ambarnath	7.5

With an estimated GDP growth rate of 7 - 8% per year, it is estimated energy requirements will grow at a rate of 5.6 - 6.4 % per year over the next several years. This growth implies a fourfold increase in the country's energy requirements over the next 25 years and the country will face significant challenges meeting this (Source: KPMG, India Energy Outlook 2007). With new offices, malls and power-hungry night shift call centers, the supply-demand gap can only get worse.

The table at the left shows the number of hours every day various suburbs of Mumbai face outages of electricity. These are planned outages due to lack of supply. They do not include unplanned outages.

Water and Sanitation

While India has made good progress in increasing infrastructure for water supply and sanitation in both urban and rural areas, it is lagging behind in expanding services that are reliable, sustainable and affordable. According to the World Bank, the country's urban population with access to drinking water considered safe by the government's standards rose from about 82% of the population in 1991 to 90% in 2001. The share of urban population with access to basic sanitation rose from 43% in 1990 to 61.5% in 2001.



However, India has a long way to go in terms of providing access to reliable, sustainable, and affordable water supply and sanitation. Whether in small towns or mega-cities, or in single- or multi-village schemes, piped water is never distributed for more than a few hours a day, regardless of the quantity available. Most households, forced to cope with poor quality water supply and sanitation service, spend time and money on expensive and unsafe substitutes and on treatment for waterborne diseases.

The Solution

The growing demand for not just housing but *better* housing is running up against the dilapidated infrastructure in Indian urban areas. The question confronting developers is how to meet both of these challenges.

In the old cities, land is expensive and often titles may not be clear. New developments, therefore, are typically built upon small plots of land consisting of single, stand-alone buildings. While the single building will be of superior standards to most living quarters in India, the residents will still depend on public services such as electricity, water and sanitation – which are unreliable at best.

Another approach has been pioneered by the Hiranandani Group. This approach involves building on large plots (hundreds of acres) of undeveloped land near major cities. Instead of building stand-alone buildings, the company develops entire townships. Such townships are built from scratch and have the scale that enables the developer to put in advanced, environmentally-friendly infrastructure and services. An example of such a township is Hiranandani Gardens in Powai.

The Integrated Township Development Model in Detail

The majority of India's professional work force, their workplaces and residences are currently located within India's urban centers. One primary challenge in Indian real estate development is that the country's cities do not have adequate infrastructure to support the development of world-class real estate that meets the demands of today's new middle class buyers in India.



The integrated township model is a relatively new form of development that has been created to address these challenges. The integrated township offers a way of life that is meant to be very similar to that of a Western suburb. These townships are single, ground-up, large-scale developments that typically cover hundreds to thousands of acres and encompass most of the facets of life that would be found in major cities: offices, residences, schools, hospitals, hotels, retail outlets, parks, etc. These townships are typically being built in the suburbs of the major cities, with easy access to major highways and airports, but far enough away to escape the congestion of the city centers. Everything is essentially built from the ground up by the developer – the buildings *and* the entire infrastructure including roads, power, water and sanitation. These types of developments have great appeal for buyers of all types of commercial and residential real estate. The 'headaches' of city life in India are greatly alleviated in integrated townships – traffic, pollution, power outages, water problems are all eliminated or significantly reduced in a properly developed township with its own self-sustaining infrastructure.

Home owners typically are drawn to living in the townships because their offices are located within the same development. This allows them to walk to work and avoid road congestion and crowded mass transit. Their families benefit from the schools, hospitals, shopping, and recreation facilities that are also located within the township.

Companies, many of them international, are drawn to integrated townships for the world-class office space that offers cutting edge and reliable telecommunications and power infrastructure, as well as access to the workforce located or to be located within the development. Retail businesses like the integrated township for similar reasons, but also the ability to have a captive middle-class clientele spending their disposable incomes in their establishments.

Integrated Township Case Study: Hiranandani Group – Hiranandani Gardens, Powai

Overview of the Hiranandani Group
The Hiranandani Group is one of India's original and leading developers of integrated townships. Founded in 1976, the company has accumulated large contiguous land tracts across the country, and broke ground on its first mixed-use development in Versova, a northern suburb of Mumbai, in 1981. Upon the success of the Versova development, the Hiranandani Group launched its first integrated township mega-project, Hiranandani Gardens, in 1986 on a 500-acre site in Powai, a neighboring Mumbai suburb.

Hiranandani Gardens: The Creation of Powai Township
Most integrated townships in India have been constructed by the government or are company towns. Hiranandani Gardens was built by a leading developer, so the end product is substantially different to its peers. Hiranandani Gardens is a fully integrated township that is about 38 kilometers from Mumbai and a short drive to the international airport.

The township contains more than 15.6 million square feet of buildings. There are currently 36 residential buildings, covering nine million square feet and five additional residential buildings are currently being built. Many of the 12,000 estimated residents of Hiranandani Gardens work for one of more than 140 companies that have offices in the 17 office buildings in the development. In total, more than 10,000 employees work in the office park for major companies that include Lehman Brothers, Nestlé, and Prudential. (We need to update these numbers)



The township also includes a hotel, a large shopping mall, a school, a 135-bed hospital, 11 banks and approximately 100 acres of gardens, forests and sport fields.

The success of the Hiranandani Gardens has enabled its properties to trade at a premium over properties in nearby developments. A recent report by Cushman & Wakefield showed non-Hiranandani properties in Powai selling for 5,500-8000 Rupees per square foot while Hiranandani properties in Powai were selling for nearly a 100% premium at 10,000-14,000 Rupees per square foot.

The Powai township is considered to be one of the pioneering integrated mega-projects in India, and the Hiranandani Group has been continuing its focus on similar types of developments.
In 1996, the Hiranandani Group broke ground on the development of a township known as Hiranandani Estate, a mixed use development consisting of 400 acres in Thane, which

is located approximately 55 kilometers north-east of Mumbai. The Thane township currently offers over 10 million square feet of buildings, including 45 residential buildings with an additional 21 residential buildings under construction. There are currently four commercial buildings, which provide 800,000 square feet of space for more than 25 companies, including Indian Bank and ICICI Bank Limited. Amenities for residents and workers in the township include hospitals, schools, entertainment facilities, and a business park.

The Last Mile

What is perhaps most distinctive about Hiranandani Gardens and Hiranandani Estate is that the scale of the developments made it possible to implement self-sustaining infrastructure for each community. The Hiranandani Group has built and maintains the power, water, sewage and roads, ensuring that the developments offer an unparalleled level of living, working, shopping, and recreation. In each community there are no concerns about electrical outages, water shortages, untreated sewage, or poorly maintained roads. Beyond offering well-appointed apartments and offices with enviable amenities, the communities, by way of having their own infrastructures, offer a level of safety and security that is highly desired by the new middle class, their employers, and the retailers that cater to them.

The Hiranandani Group is actively developing its land bank into more integrated townships. The company is in the early stages of developing integrated township projects at Alibaug (a coastal city south of Mumbai), Lonavla (between Mumbai and Pune), Sindhudurg (on the coast north of Goa), and Jaipur. In total, the company has a land bank of approximately 6,000 acres located in and around India's largest cities.

Conclusion

Rising trends in a variety of areas – such as disposable incomes; customer expectations; size of middle class; urbanization; organized retailing – are driving demands for commercial and residential real estate. Public infrastructure, especially in the cities, is crumbling and cannot cope with the strain. This is a dramatic challenge facing India.

To an entrepreneur, this very challenge represents an opportunity. As demonstrated by the case of Hiranandani Gardens in Powai, the Indian middle class consumer is prepared to pay premium prices for residential real estate that combines the comforts of a home with world-class infrastructure. Indian and international businesses too are attracted to office space that has the underpinning of a fully functional infrastructure. The integrated township is truly a solution that addresses India's converging challenges of a growing appetite for real estate and the need for modern infrastructure.

** Robert B. Metry is the founder of RJM Properties, a Philadelphia-based real estate investment and consulting firm. The views expressed in this white paper are solely his and not those of Hirco PLC. Robert received his MBA from the Wharton School of Business and can be reached at metryr@wharton.upenn.edu.*

Company Number: 118221C

RECEIVED

2008 MAY 21 P 2: 43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HIRCO PLC

(the "Company")

NOTICE OF FIRST ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **FIRST ANNUAL GENERAL MEETING** of the Company will be held at Mount Murray Hotel and Country Club, Santon, Isle of Man IM4 2HT on Monday 21 April 2008 at 9 a.m. for the following purposes:

ORDINARY BUSINESS

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

Resolution 1

To receive and adopt the annual report and audited accounts of the Company for the period ended 30 September 2007, together with the Directors' and Auditor's reports thereon.

Resolution 2

To re-appoint KPMG Audit LLC as auditors of the Company.

Resolution 3

To authorise the Directors to determine the remuneration of KPMG LLC as auditors of the Company.

Resolution 4

To re-elect Mr David Burton as a Director.

Resolution 5

To re-elect Mr Douglas Gardner as a Director.

Resolution 6

To re-elect Mr Kersi Gherda as a Director.

Resolution 7

To re-elect Ms Priya Hiranandani as a Director.

Resolution 8

To re-elect Mr Nigel McGowan as a Director.

Resolution 9

To re-elect Sir Rob Young as a Director.

Resolution 10

That the existing investment strategy of the Company, as described in the Company's AIM Admission Document dated 7 December 2006, be and is hereby approved.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions as special resolutions:

Resolution 11

That the Directors of the Company be authorised to allot ordinary shares of £0.01 each in the capital of the Company for cash up to an aggregate nominal sum of £38,263 (representing approximately five per cent. of the Company's issued share capital) as if article 5.1 of the Company's Articles of Association did not apply to such allotments, such authority to expire (unless and to the extent previously revoked, varied or renewed by the Company in general meeting) at the conclusion of the next annual general meeting of the Company provided that the authority shall allow the Company to make an offer or enter into an agreement which would or might require ordinary shares to be allotted after this authority expires.

Resolution 12

That the Company generally be and is hereby authorised for the purposes of Section 13 of the Isle of Man Companies Act 1992 to make market purchases (as defined in Section 13(2) of the said Act) of ordinary shares of £0.01 each in the Company's capital provided that:

(a) the maximum number of such ordinary shares hereby authorised to be purchased is such number of ordinary shares as is equal to fifteen per cent. of the Company's issued share capital following the maximum amount of ordinary shares which may fall to be issued pursuant to resolution 11;

(b) the minimum price which may be paid for such ordinary shares is the nominal amount thereof;

(c) the maximum price (exclusive of expenses) which may be paid for such ordinary shares shall be five per cent. above the average of the middle market quotations taken from the AIM market of the London Stock Exchange for the five business days before the purchase is made;

(d) the authority hereby conferred shall (unless previously renewed or revoked) expire on the earlier of the next annual general meeting of the Company and the date which is 18 months after the date on which this resolution is passed; and

(e) the Company may make a contract to purchase its own ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of its own ordinary shares in pursuance of any such contract.

Resolution 13

That, subject to the confirmation of the Isle of Man High Courts in accordance with section 56 of the Isle of Man Companies Act 1931, all amounts standing to the credit of the share premium account of the Company following (i) the completion of the allotment referred to in resolution 11 and (ii) the payment of the expenses and commissions associated therewith as permitted by section 46 of the Companies Act 1931, be cancelled and reclassified as a distributable reserve of the Company.

Resolution 14

That the articles of association of the Company be amended by the insertion of the following new regulations as Article 162:

"162. **Restrictions on US Shareholders**

162.1 For the purposes of this Article 162:

(a) "**Prohibited Share**" means:

(i) any share in the Company which in the Directors' opinion is a "**US-held Share**" which is in excess of the Permitted Maximum as defined in Article 162.3 below; or

(ii) any share in the Company which in the Directors' opinion is held by a US Shareholder when the US Shareholders are in excess of the Permitted Number as defined in Article 162.3 below;

(b) "**US-held Share**" means any share (including, without limitation, shares now or at any time represented by American Depositary Shares), which are held by US Residents as determined in accordance with the instructions to Rule 3b-4(c)(1) under the US Securities Exchange Act of 1934, as amended (the "**Exchange Act**");

(c) "**US Resident**" means:

(i) persons resident in the United States of America or its territories, possessions or any other area subject to its jurisdiction (the "**United States**"); and

(ii) persons who appear at any time to the Directors to fall within sub-paragraph (i) of this definition of US Resident;

(d) "**US Shareholders**" means holders of shares in the Company who are resident in the United States determined as provided in accordance with Rule 12(g)3-2 under the Exchange Act; and

(e) any reference to a "**takeover offer**" shall mean an offer to acquire all the shares, or all the shares of any class or classes, in the Company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares of each class.

162.2 If at any time the Directors believe that registration of any proposed transfer of shares would result in either:

(a) US-held Shares representing in excess of the Permitted Maximum (as defined in Article 162.3 below); or

(b) the number of US Shareholders exceeding the Permitted Number as defined in Article 162.3 below),

then, so far as is permitted by the Uncertificated Regulations (where applicable), the Directors may refuse to register such transfer.

162.3 If at any time the Directors believe, or have reason to believe, that:

(a) US-held Shares represent in excess of 50% of the outstanding voting securities of the Company (or such lower percentage as may be necessary to procure that the Company remains a foreign private issuer as defined in section 3(b)4 of the Securities Exchange Act 1934) (the "**Permitted Maximum**"); or

(b) that the number of US Shareholders exceeds 300 (or such lower percentage as may be necessary to ensure that the Company remains within an exemption to the registration requirements of the Securities Exchange Act 1934 pursuant to section 12(g)(3)A and rules promulgated hereunder) ("**Permitted Number**"); or

(c) that the holding, or beneficial ownership, of shares is otherwise such that there are any Prohibited Shares,

then the Prohibited Shares shall be dealt with in accordance with Articles 162.6 and 162.7 below.

162.4 It shall be for the Directors to decide whether or not a share is a Prohibited Share and without prejudice to the generality of the foregoing, in making any decision as to whether a share is a Prohibited Share, the Directors shall, so far as practicable, have regard to the order of date (insofar as the Directors are able to determine) in which shares become Prohibited Shares and/or the relative numbers of the Prohibited Shares of each relevant US Resident save:

(a) in circumstances where to do so would in the opinion of the Directors be inequitable, when the Directors shall apply such other criterion or criteria as they consider appropriate; and

(b) in the case of US-held Shares which become US-held Shares at or around the same time when the Directors shall be entitled to determine which of those US-held Shares are to be treated as Prohibited Shares in such manner (whether by scaling-down or otherwise) as they shall in their absolute discretion decide.

162.5 Subject to the provisions of this Article 162, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that shares are US-held Shares or Prohibited Shares or that a holder of shares is a US Shareholder. Nevertheless, the Directors may at any time give notice in writing to the holder (or to any one of the joint holders) of a share requiring him or her to make a declaration (in such form as the Directors may prescribe) within such reasonable period as may be specified in the notice as to whether or not the share is a US-held Share and/or whether or not he or she is a US Shareholder. If such holder fails to comply with such notice, the Directors may, in their absolute discretion, treat any share held by such holder or holders as a Prohibited Share.

162.6 The Directors may give notice in writing to the holder (or to any one of joint holders) of any share which appears to them to be a Prohibited Share requiring him or her within 21 days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interest in) such share to another person so that it will cease to be Prohibited Share. On and after the date of such notice, and until registration of a transfer of the share to which it relates pursuant to the provisions of Article 162.7 such that it ceases to be a Prohibited Share, the share shall not confer any right to receive notice of or to attend or vote at general meetings of the Company or of any class of shareholders and the rights to attend (whether in person or by proxy), to speak and to demand a vote on a poll which would have attached to the share had it not appeared to the Directors to be a Prohibited Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his direction. The chairman of any such meeting shall be informed by the Directors of any share becoming or being deemed to be a Prohibited Share.

162.7 If within 21 days after the giving of any notice pursuant to Article 162.6 above (or such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors shall arrange for the Company to sell such share(s) at the best price reasonably obtainable to any other person so that the share will cease to be a Prohibited Share. For this purpose the Directors may, in the case of a share in certificated form, authorise in writing any officer or employee of the

Company to execute on behalf of the holder or holders a transfer of the share to the Purchaser and may issue a new certificate to the Purchaser and, in the case of a share in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder who shall be bound by them) as they think fit to effect the transfer of the share to that person. The net proceeds of the sale of such share shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former holder or holders (together with interest at such rate if any as the Directors consider appropriate) upon surrender by him or them of the certificate for the share. After registration of such transfer, the title of the Purchaser as registered holder of such share will not be affected by any irregularly in, or invalidity of, such proceedings which will not be questioned by any person.

162.8 Any notice given pursuant to Article 162.5 or Article 162.6 may relate to more than one share and shall in any event specify the share or shares to which it relates. For the purposes of this Article 162.8 in the case of shares held by any member in uncertificated form, the Directors may, to enable the shares to be identified and dealt with in accordance with the provisions of this Article 162.8, require the Operator of an Uncertificated System to convert the shares into certificated form.

162.9 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 162.

162.10 The Directors may resolve at any time to suspend the powers conferred on them by this Article 162 indefinitely or for such period as they may in their absolute discretion determine.

162.11 The provisions of Articles 162.2 to 162.10 above shall not apply where a US Resident or a US Shareholder holds or beneficially owns or acquires Prohibited Shares in the pursuance of a bona fide takeover offer for the Company as defined in Article 162.1 above unless such takeover offer shall lapse or otherwise fail in which event such Articles shall have full force and effect."

BY ORDER OF THE BOARD

Nigel McGowan
Secretary

Date: 14 March 2008

Notes:

1. A member who is entitled to attend and vote at the above-mentioned meeting is entitled to appoint a proxy or proxies to attend and vote instead of him or her in respect of such shares. A proxy need not be a member of the Company.

2. A Form of Proxy is enclosed which, to be valid, must be completed and delivered, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such authority) to the Company's Registered Office at PO Box 312, 4th Floor, Queen Victoria House, Victoria Street, Douglas, Isle of Man IM99 2BJ so as to arrive not later than 9.00 a.m. on 19 April 2008, being 48 hours before the time of the meeting.

3. Completion and return of a Form of Proxy does not preclude a member from attending and voting in person should they wish to do so.

4. The Company, pursuant to Regulation 22 of the Uncertificated Securities Regulations 2005 (Isle of Man), specifies that only those members registered in the register of members as at 9 a.m. on 19 April 2008 (or, in the event that the meeting is adjourned, on the register of members 48 hours before the time of any adjourned meeting) shall be entitled to attend or vote at the meeting in respect of the shares registered in their name at that time. Changes to entries on the register of members after 9 a.m. on 19 April 2008 (or, in the event that the meeting is adjourned, on the register of members less than 48 hours before the time of any adjourned meeting) shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Hirco™
Leadership Through Quality Communities

News Release

Hirco PLC
("Hirco" or the "Company")

January 18, 2008

Hirco plc - Rule 17 Disclosure
Dealing by a Director

LONDON – Hirco PLC (AIM: HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that in accordance with rule 17 of the AIM Rules, the Company gives notification of the following dealing by a Director of the Company in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the director concerned;
David Burton

(b) the date on which the disclosure was made to it;
16 January 2008

(c) the date on which the deal was effected;
15 January 2008

(d) the price, amount and class of the AIM securities concerned;
25,000 Shares at a price of £3:935p per Share

(e) the nature of the transaction;
Purchase of Shares by David Burton's pension scheme

(f) the nature and extent of the director's interest in the transaction;
Following the purchase of the above Shares, the director and his family now hold 25,000 Shares which represents 0.0327% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;
N/A

ENDS

Contacts:

Hirco
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

Hirco™
Leadership Through Quality Communities

News Release

Hirco PLC
("Hirco" or the "Company")

January 18, 2008

Hirco plc - Rule 17 Disclosure – HSBC Global Investment Funds
Holding in a Company

LONDON – Hirco PLC (AIM: HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that in accordance with rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in a notifiable interest in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the significant shareholder concerned;
HSBC Global Investment Funds

(b) the date on which the disclosure was made to it;
14 January 2008

(c) the date on which the deal or the relevant change to the holding was effected;
4 January 2008

(d) the price, amount and class of the AIM securities concerned;
450,000 Shares at a price of £3:9438p per Share

(e) the nature of the transaction;
Purchase of Shares by HSBC Investments (Singapore) Limited

(f) the nature and extent of the significant shareholder's interest in the transaction;
The significant shareholder now holds 4,950,000 Shares which represents approximately 6.4683% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;

N/A

ENDS

Contacts:

Hirco
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

Hirco
Leadership Through Quality Communities

News Release

Hirco PLC
("Hirco" or the "Company")

January 15, 2008

HIRCO REPORTS CONTINUED STRONG SALES AT HIRANANDANI PALACE GARDENS IN CHENNAI, INDIA

Sales Consideration and Sales Values Remain Ahead of Schedule

LONDON – Hirco PLC (AIM: HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that sales of residential units in Phase 1 of its Chennai township development, Hiranandani Palace Gardens, continue to be strong both in terms of volume of residential units sold and the level of pricing achieved.

As of 6 January 2008, sales consideration has been accepted on approximately 1,381,951 square feet at an average price of Rs 3,834 (£49.84) per square foot. This represents a significant increase over figures reported in September 2007 of 1,005,106 square feet at an average price of Rs 3,809 (£47.19).

The total value of contracts signed as of 6 January 2008 was Rs. 5,299 million (£68.89 million).

Niranjan Hiranandani, Chairman of Hirco, commented: "We are very pleased with the continued response to Hiranandani Palace Gardens as demand continues to be strong. These results demonstrate the strong quality of our product and the high standard of living provided by our mixed-use townships"

Pre-construction sales for the Chennai township started in May 2007 and construction began in August 2007.

Hiranandani Palace Gardens has a total buildable area of approximately 30.1 million square feet, 21.5 million of which will be residential. Palace Gardens will offer a range of apartment sizes and styles designed to appeal to the employees of major international companies located within the township's catchment area.

The township will be constructed over three phases, all building to a unique master plan. Hiranandani Palace Gardens will be a self-sustaining community with offices, schools, health care facilities, shops, recreational facilities, and public space set within 369 acres. The township, located south west of Chennai, has easy access to the international airport, the national highway system, and rail transport.

About Hirco

Hirco PLC is the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Our modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space.
At the time of its admission to trading on AIM in December 2006, Hirco was the largest-ever real estate investment company IPO on AIM and that year's largest AIM IPO.

Additional information about Hirco, including the Company's Annual Report and Accounts for the period ended 30 September 2007, can be found at www.hircoplc.com.

Hirco

RECEIVED
2008 MAY 21 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate overview

January 2008




LEADERSHIP THROUGH
QUALITY COMMUNITIES







Disclaimer

Certain statements in this presentation are forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties or assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties or assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this presentation regarding past trends or activities should not be taken as representation that such trends or activities will continue in the future. You should not place undue reliance on forward-looking statements, which apply only as of the date of this presentation.

This presentation does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase any shares in the Company, nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any contract or commitment or investment decisions relating thereto, nor does it constitute a recommendation regarding the shares of the Company.

Past performance cannot be relied upon as a guide to future performance.

Our presentation will cover...

- Hirco – an overview
- Our market – India Rising
- How Hirco creates value
- Hirco projects – Chennai and Panvel
- Our path to value creation
- Hirco's strong first-year results
- Our corporate social responsibility initiatives
- Corporate governance
- Q&A





Hirco overview – Leadership Through Quality Communities

- Investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class
- Hiranandani has created 30 million square feet of mixed-use townships over past 25 years
- Hirco is building on Hiranandani's renowned track record
- We are creating exciting, sustainable and quality new communities for India's growing middle class

HIRANANDANI DEVELOPED FIRST MIXED-USED TOWNSHIP IN INDIA

HIRCO HAS 66.4 MILLION SQUARE FEET UNDER DEVELOPMENT



Hirco's key strengths


Partnership with Hiranandani, the #1 township developer
Unrivalled execution capabilities
Strong first-year results
Hirco™
Conservative IRR with significant upside potential
Recognized as a high-quality, premium brand
Sub-$200 level has evergreen demand

Hirco – Partnership with Hiranandani Group

Hirco

Key milestones

1976	1981-1986	1986	1996	2005-2006	2006-2007
Hiranandani Group founded. Commences real estate development activities.	In 1981, launched the first clustered development of 10 buildings (a mini township) in Versova, a suburb of Mumbai. Completed in 1986.	Commences construction of Hiranandani Gardens, a mixed-use township in Powai, a suburb of Mumbai.	Commences construction of Hiranandani Estates, a mixed-use township in Thane, a suburb of Mumbai.	62 buildings in Powai and 52 buildings in Thane completed. Achieves ISO 9001 certification. Starts 90 storey 23 Marina in Dubai.	Hirco IPO. Largest real estate investment company IPO on AIM. Largest AIM IPO in 2006.

Hiranandani







Group track record

Hiranandani Group history
- Started real estate development activities in 1976.
- Leader in development, construction, and civil engineering. One of the largest and most successful developers of integrated mixed-use townships.

High-quality developer
- High-quality and successful integrated township developer.
- Large-scale townships, evidenced by Powai and Thane.
- 30-year track record with repeat customers and significant pre-sales.

Current Indian and international projects
- Early stages of developing townships at Alibaug, Lonavala, Sindhudurg, and several developments at other locations.
- Developing a mixed-use project in Dubai, UAE, the 23 Marina, a 90-storey residential tower, which it commenced in May 2005.

AWARDS

RECEIVED THE PROJECT OF THE YEAR AWARD BY ACCOMMODATION TIMES, ONE OF INDIA'S LEADING REAL ESTATE MAGAZINES, FOR HIRANANDANI GARDENS IN POWAI

KNIGHT FRANK REFERENCED THE HIRANANDANI GROUP'S POWAI TOWNSHIP AS 'ONE OF THE BEST SUCCESS STORIES SO FAR'

Niranjan Hiranandani, Chairman, Hirco

Hirco™

- Co-founded Hiranandani Group in 1976
- Co-founded Hirco PLC in 2006
- Real estate visionary – introduced concept of fully integrated mixed-use township in 1980s
- Construction innovator – introduced copper plumbing and use of fly ash in concrete in India
- Highly respected leader, holding key positions in many Indian government bodies, private and social institutions, schools, and colleges



Hiranandani Group – Selected key office space tenants

Hirco

British Gas

LEAR CORPORATION

SONY

Cognizant Technology Solutions

AIG

LEHMAN BROTHERS

WIPRO

TATA CONSULTANCY SERVICES

COLGATE · PALMOLIVE

Our market – India rising (1)

- Fast growing economy
- Accelerating income growth
- Emerging middle class
- Evergreen market
- Growing consumer market
- Expanding cities
- Growing real estate demand



CURRENT GDP = US$1.1 TRILLION

INDIA'S PROJECTED MIDDLE CLASS BY 2025 = 583 MILLION PEOPLE

INDIA'S PREDICTED PROPERTY MARKET BY 2025 = US$142 BILLION



Hirco is meeting India's pent-up demand for residential and commercial real estate driven by the country's dramatic growth

Our market – India rising (2)
Fast growing economy

Hirco

- World's second fastest growing economy
- Current GDP of US$1.1 trillion
- Sustainable annual growth of 7-10% in next 10 to 20 years
- 91 million people will join workforce by 2013
- Consumer spending set to quadruple to US$1.5 trillion by 2025

CURRENT GDP = US$1.1 TRILLION

INDIA'S PROJECTED MIDDLE CLASS BY 2025 = 583 MILLION PEOPLE

INDIA'S PREDICTED PROPERTY MARKET BY 2025 = US$142 BILLION



Our market – India rising (3)
Accelerating income growth

GDP growth will lead to accelerating income growth across India



Average household disposable income, thousand, Indian rupees, 2000
Compound annual growth rate
1985-2005
2005-2025
History
Forecast
500
400
300
200
100
0
1985
1990
1995
2000
2005
2010
2015
2020
2025
URBAN
ALL INDIA
RURAL
4.6%
3.6%
2.8%
5.8%
5.3%
3.6%

Driven by robust GDP growth, Indian household income levels will almost triple over the next two decades, rising from an average of roughly 115,000 Indian rupees today to 320,000 Indian rupees in 2025. While income growth will accelerate across urban and rural areas, urban household incomes are expected to grow much faster than seen in rural areas. (Urban areas are defined by the Indian census and we forecast India's urbanization rate (share of population living in urban areas) to grow from 29% today to 37% by 2025 (this is lower than seen in most Asian countries, partly due to the strict definition used by the census.))

Source: McKinsey Global Institute

Our market – India rising (4)
Emerging middle class

Map of India's income classes			
	1994-95	1999-00	2005-06
• RICH (Annual income > US$ 4,700)Benefit Maximisers : Own cars, PC's	1 million households	3 million households	6 million households
• CONSUMING (US$ 1,000-4,700) Cost-benefit optimizers: Have bulk of branded consumer goods, 70% of two-wheelers, refrigerators, washing machines	29 million households	55 million households	75 million households
• CLIMBERS (US$ 500-1,000) Cash-constrained benefits seekers: have at least one major durable (mixer, sewing machine/ television)	48 million households	66 million households	78 million households
•ASPIRANTS (US$ 350-500) New entrants into consumption: Have bicycles, radio, fans.	48 million households	32 million households	33 million households
•DESTITUES (Less than US$ 350) Hand-to-mouth existence: Not buying	36 million households	24 million households	17 million households

Our market – India rising (5)
Evergreen market

India's consumer market will quadruple over the next two decades

Total household consumption, billion, Indian rupees, 2000

- Total Market Growth
- Sources of Growth
- Urban/Rural Market Growth



4.1x
16,896
23,840
34,089
48,677
69,503
2005E
2010F
2015F
2020F
2025F

India's consumer market is set to explode over the next two decades with total private consumption growing from $370 billion today to over $1,500 billion by 2025. Contrary to popular belief, this growth will not be driven by population growth or by dramatic changes in household savings behavior, but rather almost entirely by rising incomes. Geographically, urban India will account for over two-thirds of market growth, despite housing only 37% of the country's population (in 2025). The size of India's market will, however, still be tied closely to its large population, with average per capita consumption growing to only about $1,000 by 2025.

Source: McKinsey Global Institute

Our market – India rising (6)
Growing urban population (%)


India's Urban Population %
50
40
30
20
10
0
1950
1960
1970
1980
1990
2000
2005
2015
2030

Our market – India rising (7)
Growing real estate demand

HOUSING SHORTAGE



Usable Housing Stock & No of Households (Million)
250
200
150
100
50
0
25
20
15
10
5
0
Shortfall (Million)
13.5
14.6
21.6
23.4
19.4
19.6
1961
1971
1981
1991
2001E
2005E
Usable Housing Stock (LHS)
No of Households (LHS)
Shortfall (RHS)

INDIA CURRENTLY HAS A HOUSING SHORTAGE OF 22.5 MILLION UNITS

DEMAND IS FORECAST TO RISE TO 80 MILLION UNITS OVER NEXT 10 YEARS

Our market – India rising (8)
Increasing housing affordability



Rising Affordability
Housing Affordability Trends
HDFC Housing Affordability INdex
20
15
10
5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Years
HDFC Housing Affordability Index

Our market – India rising (9)
Growing commercial demand – retail as an example



Percent of retail spending, 2005
100%
80%
60%
40%
20%
India
China
Specialty markets
Beverage and tobacco stores, health food stores, etc
Independent stores
3,000 - 9,500 square feet; independently owned stores and chains of fewer than 10 stores
Convenience stores
Less than 4,300 square feet, often owned by large chains
Supermarkets and hypermarkets
Over 4,300 square feet

Source: Euromonitor 2006

BOOMING RETAIL SECTOR IS EXPECTED TO REQUIRE ADDITIONAL 200 MILLION FEET OVER NEXT FIVE YEARS

Creating value in a growth market

Hirco is creating vibrant, new, self-contained township communities in suburban areas of India's largest cities.

LEADERSHIP THROUGH QUALITY COMMUNITIES

Creating value – Responding to India's infrastructure challenge

Hirco

- Increasing urbanization has strained infrastructure in major cities
- Hirco locates township developments on large, undeveloped parcels of land in well-connected suburbs
- Scale of sites enables Hirco to develop infrastructure to highest world-class standards
- Townships are attractive to India's growing middle class, Indian and international companies, and retailers





Hirco creates value by combining location with infrastructure

Creating value – Townships of the future

- Suburban
- Well connected
- Master planned
- Modern infrastructure
- Quality, affordable housing
- Modern, high-tech office environments
- Hotels and retail outlets
- Schools, hospitals, recreation centres, parks
- Ecologically-friendly environment

Location
+ Infrastructure
+ Amenities

= Value



Creating value today – Hiranandani Gardens, Powai

Hirco



Powai – Transformed by Hiranandani from barren landscape…

- Rocky quarried land
- Barren hills
- No infrastructure
- Sparse trees
- One single-lane road







...to Hiranandani Gardens, India's preeminent township community

Hirco

- Award-winning mixed-use development featuring residential, retail, and commercial space
- Fully-developed infrastructure
- Landscaped gardens and parks
- Leisure and recreation facilities
- Schools and hospitals
- Connectivity to airport, major roadways, bus terminals







Hiranandani Gardens, Powai – Key statistics

- Mixed-use township spread over 500 acres
- Over 15 million square feet of residential, commercial, and retail space
- Approximately 70 buildings completed throughout the development







Hiranandani Gardens, Powai – A sustainable community

Hirco™

- 2.5 million square feet of green area
- 100 acres of manicured, well-maintained gardens and forests
- Approximately 180 million litres of rain water harvested each year
- Ecotel® certification for the Rodas, Hiranandani's boutique business hotel
- LEED Platinum certification for BG House







Hiranandani Gardens, Powai – Offering a unique lifestyle

- Modern educational centres
- Luxurious recreational amenities
- Acclaimed healthcare facilities
- Vibrant shopping destinations









Hirco's path to value creation – Applying the lessons of Powai

Hirco

Hirco is creating vibrant, new, self-contained township communities in suburban areas of India's largest cities.

LEADERSHIP THROUGH QUALITY COMMUNITIES





CHENNAI – HIRANANDANI PALACE GARDENS

PANVEL SPECIAL ECONOMIC ZONE







Chennai –
Hiranandani Palace Gardens

- 251-acre, mixed-use residential development
- Adjoining 118-acre commercial township
- Pre-construction sales started May 2007
- As of September 2007, sales consideration was eight months ahead of schedule; sales values were 18 months ahead of schedule





£125.7 million invested in 2007

Chennai – Project highlights

LOCATION	South west of central Chennai in the Sriperumbudur business corridor
LOCATION HIGHLIGHTS	Thirty minutes driving distance from Chennai international airport Nine kilometres from railway station Major employers within 20 kilometres include: BMW, Nokia, Komatsu, St. Gobain, Ford, Hyundai







Delivering on objectives - Construction progress at Hiranandani Palace Gardens, Chennai













Chennai – City profile

- Capital of southeast Indian state of Tamil Nadu
- Located on Bay of Bengal
- Fourth largest metropolitan city in India; one of largest metropolitan areas in the world
- Broad industrial base in automobile, technology, hardware manufacturing, and health care
- Centre of India’s automotive industry
- India's second-largest exporter of information technology and provider of information technology-enabled services
- Served by an international airport; two major ports

7.5 MILLION ESTIMATED POPULATION (2007)



Panvel Special Economic Zone (SEZ) – Hiranandani Palace Gardens

Hirco

- 303-acre commercial development (Panvel Commercial)
- Adjoining 280-acre residential township (Panvel Residential)
- Construction scheduled to commence in February 2008
- Designated as Special Economic Zone (SEZ)
- Will be one of the foremost communities in Mumbai and the country





£225 million invested in 2007

Panvel Special Economic Zone – advantages

- Tax advantages for both Hirco and occupants of Panvel township
- Specifically delineated, duty-free enclaves
- Deemed foreign territory for purposes of trade operations and duties and tariffs
- SEZs introduced in India to provide internationally competitive and less complicated environment for exports
- Attractive for our target sectors such as IT, business process outsourcing (BPO), biotech





Panvel – Project highlights

LOCATION	Panvel, a suburb of Mumbai
LOCATION HIGHLIGHTS	Starting point for the Mumbai-Pune Expressway, the fastest growing business corridor in India Close to JNPT, a major seaport handling 60% of India's container cargo traffic Within easy reach of the proposed second international airport for Mumbai Within three minutes of nearest railway station







Mumbai/Panvel – City profile

- **Mumbai**
  - Capital of the Indian state of Maharashtra; located on west coast of India; deep natural harbour
  - Financial and commercial centre of India
  - Estimated population of 13 million
  - Mumbai Metropolitan Region is world's fifth most populated
- **Panvel**
  - Located due east of Mumbai; adjoins Navi Mumbai, the suburban conglomeration of Mumbai
  - Area offers new opportunity for development across the real estate spectrum
  - Limited land availability, infrastructure bottlenecks, and high occupancy costs in Mumbai have led to relocations by several companies to suburban locations.

19 MILLION ESTIMATED POPULATION (2007 – MUMBAI METROPOLITAN REGION)



Hirco's path to value creation

Hirco

	PHASE 1	PHASE 2	PHASE 3
INTEGRATED TOWNSHIP DEVELOPMENT	Residential, commercial and retail construction begins Create infrastructure, including: roads, power, telecoms, water and sewage treatment facilities, parks, schools, and club house	Residential and commercial construction continues Retail space, hospital completed	Complete the build of high-quality, premium-priced apartments and Grade A commercial space
% OF DEVELOPMENT COMPLETED	15% - 20%	35% - 45%	35% - 45%
VALUE GENERATORS FOR HIRCO INVESTORS	Pre-sales of residential units Rent discounting Dividend flow Leverage Commercial asset sale	Sale of other township assets (retail outlets, hospital)	Highly attractive, completed, self-contained location generating premium sales and rental pricing
TIME IN MONTHS	28 →	28 →	28

Delivering strong results

Hirco

£362.6m

HIRCO RAISED £362.6 MILLION NET IN ITS INITIAL PUBLIC OFFERING ON THE LONDON STOCK EXCHANGE'S ALTERNATIVE INVESTMENT MARKET (AIM) IN LATE 2006. AT THE TIME THIS REPRESENTED AIM'S LARGEST EVER REAL ESTATE INVESTMENT COMPANY IPO

By 30 September 2007, the net asset value (NAV) per share of the Company had risen to £6.14 , up £1.40 from £4.74 in December 2006 when Hirco shares were issued

£6.14

£350.8m

WITHIN 10 MONTHS OF ITS IPO HIRCO HAD INVESTED APPROXIMATELY £350.8 MILLION2 IN NEW MIXED-USE TOWNSHIP DEVELOPMENTS IN CHENNAI AND PANVEL, INDIA. THIS INVESTMENT REPRESENTS ABOUT 97% OF THE NET FUNDS RAISED IN THE IPO.

Hirco's Chennai and Panvel township developments have in total 66.4 million square feet of buildable area of residential, commercial, retail and social space[2] .

66.4 million square feet

£4.74

NAV per share in December 2006

The net asset value (NAV) of the Company at 30 September 2007 was £469.7 million

£469.7m

From the date of the IPO (13 December 2006) through to 30 September 2007, the Net Asset Value (NAV) of the Company increased 29.5%.

29.5%

Delivering results –
2007 financial highlights
(2 November 2006 to 30 September 2007)

Hirco

- Raised £362.6 million in December 2006 IPO on AIM, placing about 76.5 million shares
- £107.1 million profit after tax to 30 September 2007
- EPS of 140 pence





A strong first year

Delivering results –
Four investments in 10 months

Hirco

- February 2007: Mixed-use township in Chennai – £77.8 million
- March 2007: Commercial township in Chennai – £47.9 million
- July 2007: Commercial township in Panvel (Mumbai Metropolitan Region) – £128.4 million
- October 2007: Residential township in Panvel – £96.6 million (post-balance sheet)

We met our investment timelines

£350.8 MILLION INVESTED IN FOUR PROJECTS – ABOUT 97% OF £362.6 MILLION NET FUNDS RAISED IN IPO

COMBINED TOTAL IN DEVELOPMENT = 66.4 MILLION SQUARE FEET

Hirco™

Delivering results –
Net Asset Value (NAV) increases

- Valuation dated 30 September 2007 (pre Panvel Residential announcement)
- Includes: Chennai Residential and Commercial; and Panvel Commercial
- Value up 34.3% to £341.4 million from total acquisition cost of £254.2 million
- Valuation carried out by independent valuer Jones Lang LaSalle, using standard prescribed by Royal Institute of Chartered Surveyors

NAV AT 30 SEPTEMBER 2007 WAS £469.7 MILLION



NAV per share rose to £6.14, up £1.40 from £4.74 in 10 months

Corporate Social Responsibility

Hirco

Hirco believes that corporate social responsibility (CSR) requires the Company to look beyond its financial bottom line.

LEADERSHIP THROUGH QUALITY COMMUNITIES

Corporate Social Responsibility – Our principles

- Consider all stakeholders – investors; governments and regulators; customers; employees; business partners; contractors and their employees; township residents; neighbouring communities
- 'Triple bottom line' – economic, environmental, social
- Hirco will apply sustainable building practices and CSR initiatives at Chennai and Panvel
- Hiranandani experience in Powai and Thane will provide the road map

WE BELIEVE BEHAVING RESPONSIBLY CREATES VALUE, AND RESULTS IN THE APPRECIATION OF THE ASSETS WE CREATE



Corporate Social Responsibility – The Powai environmental road map

Hirco™

- Eco-friendly environment
- 'Reduce, reuse, recycle':
  - Biomethanation
  - Rainwater harvesting
  - Sewage treatment

- 180 MILLION LITRES OF RAIN WATER HARVESTED EVERY YEAR
- 2,530,000 SQUARE FEET OF GREEN SPACE CREATED IN TOTAL
- 300,000 NEW TREES PLANTED



Corporate Social Responsibility – Social initiatives

Hirco™

- Building-site initiatives
  - Vector control
  - Safety
  - Housing for workers
  - Drinking water
  - Child care for children of labourers
- Health and education





Corporate governance

Hirco's Board of Directors and management are committed to a high standard of corporate governance. They believe that good governance requires the Company to have the correct processes and structures in place to ensure sound stewardship and accountability, as well as to enhance shareholder value.

LEADERSHIP THROUGH QUALITY COMMUNITIES

Corporate governance

Hirco

- Seven-member Board; four independent non-executive directors
- Board responsible for overall stewardship of Hirco
- Board taking steps towards compliance with QCA guidelines and Combined Code
- At least four Board meetings annually
- Audit, nomination and investment committees

Mr. Niranjan Hiranandani , Chairman
Ms. Priya Hiranandani-Vandrevala
Mr. Kersi Gherda, OBE

<u>Independent Non-executive Directors</u>
Mr. David Burton
Mr. Douglas Gardner
Mr. Nigel McGowan
Sir Rob Young



HRCO = Hirco PLC

Hirco™

Hirco PLC shares are traded on the London Stock Exchange's Alternative Investment market (AIM) under the symbol HRCO.

At the time of its admission to trading in December 2006, Hirco PLC was the largest-ever real estate investment company IPO on the AIM and that year's largest IPO on the AIM.

Delivering results

"The outstanding results we have achieved in nine and half months of operations reflect the strength of our brand, our strategy, our investments, and our team."

Niranjan Hiranandani
Chairman, Hirco PLC

LEADERSHIP THROUGH QUALITY COMMUNITIES


Hirco

Frequently Asked Questions View Search Results Summary of Charges Logout

Entity Details

File Number:	4256230	Incorporation Date / Formation Date:	11/22/2006 (mm/dd/yyyy)
Entity Name:	INFOLOGIX, INC.		
Entity Kind:	CORPORATION	Entity Type:	GENERAL
Residency:	DOMESTIC	State:	DE
Status:	AR DELINQUENT, TAX DUE	Status Date:	03/02/2008

TAX INFORMATION

Last Annual Report Filed:	2006	Tax Due:	$ 170,053.00
Annual Tax Assessment:	$ 165,000.00	Total Authorized Shares:	110,000,000

REGISTERED AGENT INFORMATION

Name:	NATIONAL CORPORATE RESEARCH, LTD.		
Address:	615 SOUTH DUPONT HWY		
City:	DOVER	County:	KENT
State:	DE	Postal Code:	19901
Phone:	(302)734-1450		

FILING HISTORY (Last 5 Filings)

Seq	Document Code	Description	No. of pages	Filing Date (mm/dd/yyyy)	Filing Time	Effective Date (mm/dd/yyyy)
1	0240	Amendment; Domestic	1	11/29/2006	17:56	11/29/2006
	Former Name:	NEW AGE TRANSLATION, INC.				
2	0250S	Merger; Survivor	2	11/22/2006	16:48	11/22/2006
3	0102S	Incorp Delaware Stock Co.	3	11/22/2006	12:37	11/22/2006

Back to Entity Search

To contact a Delaware Online Agent click here.

NATIONAL CORPORATE RESEARCH, LTD.
615 South DuPont Highway
Dover, Delaware 19901
(800) 483-1140
(302) 734-1450

John A Roberts
Infologix, Inc.
101 E. County Line Road
Suite 210
Hatboro, PA 19040

April, 2008

IMPORTANT TAX NOTICE

00247

INFOLOGIX, INC.
4256230

ALL CORPORATIONS, WHOSE TAX FOR THE PREVIOUS YEAR IS $5,000 OR MORE, MUST PAY ESTIMATED INSTALLMENTS BASED ON THE PRIOR YEAR'S ASSESSMENT.

Payments must be received on or before the due date. The first installment due June 1 is 40% of the assessment, the September 1 and December 1 installments are 20% each.

If the tax of a corporation remains unpaid after the due date, the tax shall bear interest at the rate of 1.5% on the unpaid balance until fully paid.

Do not alter pre-printed information on the statement. If any information is incorrect, please contact the Delaware Franchise Tax Section at 302-739-3073.

Please mail statement along with your payment to State of Delaware, Division of Corporations, P.O. Box 11728, Newark, NJ 07101-4728. Overnight deliveries can be made to State of Delaware, Division of Corporations, 365 West Passaic Street, 5th Floor, Rochelle Park, NJ 07662.

Fold twice at the perforation before tearing !!
Please use caution when detaching the perforated tax bill !!

DETACH AT THE PERFORATION

STATE OF DELAWARE
1ST ESTIMATED TAX NOTICE

DO NOT ALTER FILE NUMBER

FILE NUMBER	NAME	TAX YEAR	PHONE NUMBER
4256230	INFOLOGIX, INC.	2008	

TAX	PENALTY	INTEREST	FILING FEE	CHECK CHARGE	PREV. BAL. OR CR.	TOTAL BAL. DUE
66,000.00					170,053.00	236,053.00

AMT. DUE IF RECD. BY Jun 1, 2008	AMT. DUE IF RECD. BY Jul 1, 2008	AMT. DUE IF RECD. BY Aug 1, 2008	AMT. DUE IF RECD. BY
238,529.50	241,996.00	245,462.50	

Due on or before Jun 1, 2008

MAKE CHECK PAYABLE TO: DELAWARE SECRETARY OF STATE

REGISTERED AGENT 9070044
NATIONAL CORPORATE RESEARCH, LTD.
615 SOUTH DUPONT HWY
DOVER, DE 19901

CHECK NO.	AMOUNT ENCLOSED

PLEASE REMIT INVOICE WITH PAYMENT

1 060108 4256230 023605300 0 6

Hirco™
Leadership Through Quality Communities

RECEIVED
2008 MAY 21 P 2:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

Hirco PLC
("Hirco" or the "Company")

December 28, 2007

HIRCO PUBLISHES 2007 ANNUAL REPORT AND ACCOUNTS

LONDON – Hirco PLC (AIM: HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that it has published its Annual Report and Accounts for the period ended 30 September 2007.

The Annual Report includes information on:

- The Indian economy and real estate market;
- Hirco's response to India's infrastructure challenge and value creation through its master planned township communities;
- Hirco's suburban developments in Chennai in southeast India and in Panvel, in the Mumbai Metropolitan Region; and
- Hirco's Corporate Social Responsibility (CSR) initiatives.

Copies of the Annual Report and Accounts can be obtained from the registered office of Hirco PLC at 66/67 Athol Street, Douglas, Isle of Man, IM99 2BJ and from the company's website, www.hircoplc.com/financial_reports_and_accounts.html.

About Hirco
Hirco PLC is the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Our modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space. At the time of its admission to trading on AIM, Hirco was the largest-ever real estate investment company IPO on AIM and the largest AIM IPO in 2006.

Contacts:

Hirco
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

Preliminary results for the period ended 30 September 2007

December 5, 2007

HIRCO REPORTS STRONG FIRST YEAR RESULTS

Net Asset Value increases to £6.14 per share as of 30 September 2007 versus £4.74 in December 2006 at the time of the IPO

LONDON – Hirco PLC (AIM:HRCO), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced its audited fiscal 2007 year-end financial results for the period beginning 2 November 2006, when the Company was incorporated, through 30 September 2007.

Fiscal 2007 Highlights

- Profit after tax was £107.1 million, representing earnings per share of 140 pence based on 76,526,984 shares outstanding.
- Hirco's Net Asset Value (NAV) as of 30 September 2007, was £6.14 per share, up 29.5% from a NAV of £4.74 per share at the time of the IPO on the London Stock Exchange's Alternative Investment Market (AIM) on 13 December 2006. This reflects an increase of £87.2 million to £341.4[1] million in the valuation of the investment in three properties in which Hirco had invested up to 30 September 2007 – Chennai Residential, Chennai Commercial, and Panvel Commercial.
- The new valuation represents a 34.3% increase from the total acquisition cost of approximately £254.2 million.

[1] The valuation, dated 30 September 2007, was carried out by Jones Lang LaSalle at the request of Hirco's Board of Directors. This valuation does not include the Panvel Residential investment announced subsequently in October 2007.

Recent Developments

- On 25 October 2007, the Company announced a new investment of £96.6 million in a residential development in Panvel ("Panvel Residential"), in the Mumbai Metropolitan Region of India, which is the largest metropolis in India and regarded as the commercial and financial capital of India. At Panvel, Hirco will develop 18.3 million square feet of residential and retail space. The new township is close to the recently announced Navi Mumbai International Airport. Panvel Residential is co-located on a site with Hirco's Commercial Township development ("Panvel Commercial") in which Hirco invested in July 2007. The combined Panvel site was also recently designated as a Special Economic Zone, which will provide tax advantages.
- With its three investments in fiscal 2007 and the post-balance sheet Panvel Residential investment, Hirco has deployed 97% of the net funds, or £350.8 million, raised at the IPO within less than 10 months of the flotation. The three fiscal 2007 investments include: a 251-acre, mixed-use development and a 118-acre commercial township in Chennai, the country's fourth-largest city; and the 303-acre Panvel Commercial development in the Mumbai Metropolitan Region. All four investments were among the projects identified for potential investment at the time of Hirco's AIM admission.
- Hirco's Chennai and Panvel township developments have in total 66.4 million square feet of buildable area of residential, commercial, retail and social space.
- As of 12 September 2007, Hirco announced strong residential sales and pricing at its major Chennai residential and commercial developments, which together are called Hiranandani Palace Gardens. The Company reported that sales consideration at Palace Gardens is eight months ahead of schedule; sales values are 18 months ahead of schedule; and the average selling price represents a 52% premium over initial projections. Palace Gardens will offer a range of apartment sizes and styles designed to appeal to the employees of major companies in Chennai, including Motorola, Samsung, Wipro, Nokia, BMW, and Accenture.

Hirco continues to evaluate additional investment opportunities and funding alternatives.

Niranjan Hiranandani, Chairman of Hirco PLC, said:
"With the four investments we have made so far, Hirco has taken significant strides toward its goal of capitalizing on the diverse and growing Indian real estate market.
I believe the Indian real estate market is strong and will remain so. There is robust and escalating demand for quality commercial, residential, and retail space. This is driven by India's continuing economic growth, rising purchasing power and affluence, and constrained supply of quality housing. This reality provides strong support for our strategy of developing world-class, multipurpose townships in the suburbs of major cities in India that deliver a quality environment where people can live, work and play, and improve their lives and living standards."

Annual General Meeting

The first Annual General Meeting of Hirco PLC will be held on Monday, April 21, 2008, at Mount Murray Hotel and Country Club, Santon, Isle of Man at 9:00 a.m. GMT.

About Hirco

Hirco PLC is the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships for the country's increasingly affluent middle class. Our modern, large-scale developments – combining high-quality residential, commercial and retail components with green space and social and recreational facilities – are strategically located in suburban areas outside major city centres. Hirco's four current projects – in Chennai in southeast India and Panvel, in the Mumbai Metropolitan Region – feature a combined total of 66.4 million square feet of buildable mixed-use space. At the time of its admission to trading on AIM, Hirco was the largest-ever real estate investment company IPO on AIM and the largest AIM IPO in 2006.

For further information about the Company, please visit www.hircoplc.com.

Contacts:

Hirco
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
US - Hugh Burnham / Michael Gallo
+1 212 239 8595 / +1 212 239 8594
hugh@gutenbergpr.com
mgallo@gutenbergpr.com

UK – Shalini Siromani
+44 (0) 20 3008 5231
shalini@gutenbergpr.com

India – Pranav Kumar
+91 98 1007 7898
pranav@gutenbergpr.com

Chairman's Statement

Dear Fellow Shareholders,

By every measure, 2007 has been a year of considerable activity and achievement for your company.

Hirco's flotation on the London Stock Exchange's Alternative Investment Market (AIM) in December 2006 was highly successful and the largest AIM offering that year. By October 2007, and in alignment with our stated goal, we had invested in four large-scale, mixed-use township development projects in India.

We have achieved this by building on the Hiranandani Group's strong, 25-year track record as the leading developer of high-quality townships in suburban areas outside India's largest cities.

Hirco is building integrated townships that are aesthetically pleasing and provide high-quality amenities and reliable infrastructure, both for India's growing middle-class domestic consumer and corporate customers.

With this as background, I am pleased to report Hirco PLC's results for the period to 30 September 2007, the Company's first year-end results since its admission to the AIM.

RESULTS TO 30 SEPTEMBER 2007

During the period from 2 November 2006 (the date of Hirco's incorporation) to 30 September 2007, the Company had net investment income of £22.3 million. The fair value gain on investment was £87.2 million, administrative expenses were £2.3 million and profit before tax was £107.1 million, representing earnings per share of 140 pence. As of 30 September 2007, Hirco had invested approximately £254.2 million, which represents 70.1% of the net proceeds of the IPO, and had a net asset value (NAV) of £469.7 million, representing 614 pence per share.

Through the placement on the AIM of approximately 76.5 million shares at 500 pence per share, in what was then AIM's largest-ever real estate investment company IPO, Hirco raised approximately £363 million after offering expenses. Your Board was very pleased to see a number of high-quality institutional investors constituting Hirco's shareholder register.

Hirco proceeded to invest in three projects in India: a 251-acre, mixed-use development and a 118-acre commercial township in Chennai, the country's fourth-largest city; and a 303-acre commercial township in Panvel in the Mumbai Metropolitan Region, which is the largest metropolis in India. The Panvel project was granted Special Economic Zone (SEZ) approval in August 2007. All three investments were among the projects identified for potential investment at the time of Hirco's AIM admission.

The two Chennai projects, together known as Hiranandani Palace Gardens, with total buildable area of over 30 million square feet, will be a self-sustaining community with residential, commercial, retail and social space including schools, health-care facilities, recreational facilities and parks. As of 30 September 2007, sales activity for Palace Gardens remained several months ahead of schedule, and is well ahead of our expectations both in terms of volume and price. These results are very encouraging, as they demonstrate strong demand for the quality product that Hirco is developing.

The commercial component of the Panvel SEZ has a total buildable area of 18 million square feet, including high-quality retail and social space and Grade A commercial space targeting the IT, IT enabled services, biotech and general commercial sectors. The new township is within close proximity to the recently announced Navi Mumbai International Airport.

POST BALANCE SHEET EVENT – INVESTMENT IN PANVEL MIXED-USE TOWNSHIP

On 25 October 2007, Hirco announced it has invested £96.6 million in a residential township development project located in Panvel, immediately adjacent to Hirco's previously announced investment in the Panvel commercial township. The investment, which comprises 18.3 million square feet of buildable space, in a mixed-use development on 280 acres, will include a mix of residential, retail and social space. The combined Panvel site also was recently designated a Special Economic Zone, which will provide tax advantages.

Following the Panvel residential investment, I am pleased to report that Hirco has invested approximately 97% of its initial net funds.

INVESTMENT PIPELINE

While Hirco makes progress on these new projects, we will continue also to seek out attractive opportunities to invest in multi-purpose townships in the suburbs of India's major metropolitan cities. Hirco's investment pipeline remains strong and further investments representing significant value can be expected in the coming months.

NET ASSET VALUE PER SHARE

The Board instructed Jones Lang LaSalle Property Consultants, Pvt. Ltd. to carry out a valuation as of 30 September 2007 of the projects in which Hirco had invested up to that date – the two Chennai projects and the Panvel commercial project. I am very happy to report that the updated valuation of these three investments, prepared on the same basis as that for the IPO, shows an increase to £341.4 million, up approximately £87.2 million or 34.3% from the total acquisition cost of approximately £254.2 million. Taking all properties at fair value, the increase in value of the investments on a per share basis at 30 September 2007 was 114 pence per share. This increase reflects successful operations over a very short period of time. We intend to provide you revised NAVs twice annually at the time of our interim and full-year results announcements.

DIVIDEND

The Board has decided not to declare a dividend this year. This is in accordance with the dividend policy set out in Hirco's AIM admission document, which stated that it was not anticipated that dividends would be paid in the foreseeable future because initially the projects are and will be highly capital intensive. The Board will consider the payment of dividends when it becomes commercially prudent to do so.

OUTLOOK

With the four investments we have made so far, Hirco has taken significant strides toward its goal of capitalizing on the diverse and growing Indian real estate market.

With the most recent investment in the Panvel Township, Hirco has completed its investment of IPO proceeds. The Company continues to investigate strategic funding options that will further enhance project and shareholder returns and provide additional capital to invest in new projects.

I believe the Indian real estate market is strong and will remain so. There is robust and escalating demand for quality commercial, residential, and retail space. This is driven by India's continuing economic growth, rising purchasing power and affluence, and constrained supply of quality housing. This reality provides strong support for our strategy of developing world-class, multi-purpose townships in the suburbs of major cities in India that deliver a quality environment where people can live, work and play, and improve their lives and living standards. I am particularly proud of our efforts to employ environmentally friendly processes on our projects and to ensure that our communities are lush, verdant, and desirable.

The outstanding results we have achieved in our first nine and a half months of operations reflect the strength of our brand, our strategy, our investments, and our team. I wish to thank my fellow Board members for the significant expertise and guidance they are bringing to your company. I also wish to thank Hirco's superior management team for their hard work and achievements. Together, the Board and management team combine an in-depth knowledge of the Indian real estate market and a unique network of contacts that is serving your company well.

With our timely investments in Chennai and Panvel, solid pre-sales activity in Chennai, and the support of a seasoned team to deliver these and future projects, I believe Hirco has established a strong base, with excellent momentum, from which to deliver on its strategy and produce continued success. Working together, we are building quality communities for India's increasingly affluent middle class in strategic growth locations. Together, we are building a quality company for our shareholders.

Niranjan Hiranandani
Chairman
4 December 2007

CONSOLIDATED INCOME STATEMENT
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

CONTINUING OPERATIONS	NOTES	£000
Investment income	5	22,269
Foreign exchange loss		(14)
Net investment income		**22,255**
Fair value gain on investments	12	**87,220**
Administrative expenses	6	(2,345)
Net income before finance costs		**107,130**
Finance costs		-
Profit before taxes		**107,130**
Income tax expense	7	(19)
Profit for the period		**107,111**
Earnings per share (consolidated):		
Basic, for the period attributable to ordinary equity holders (pence)	9	140
Diluted, for the period attributable to ordinary equity holders (pence)	9	140

BALANCE SHEETS
AS AT 30 SEPTEMBER 2007

ASSETS	NOTES	GROUP £000	COMPANY £000
NON-CURRENT ASSETS			
Property, plant and equipment	11	42	-
Investments	12	341,392	-
Due from subsidiaries	18	-	256,110
		341,434	**256,110**
CURRENT ASSETS			
Accrued income		12,086	12,219
Prepaid expenses		158	149
Other current assets		47	38
Cash and cash equivalents	14	116,423	115,584
		128,714	**127,990**
Total assets		**470,148**	**384,100**
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables		69	8
Accrued expenses		332	257
Total liabilities		**401**	**265**
Net assets		**469,747**	**383,835**
EQUITY			
Share capital	16	765	765
Share premium		361,871	361,871
Retained earnings		107,111	21,199
Total equity		**469,747**	**383,835**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

	SHARE CAPITAL	SHARE PREMIUM	RETAINED EARNINGS	TOTAL
	£000	£000	£000	£000
Issue of share capital	765	381,869	-	382,634
Share issue costs	-	(19,998)	-	(19,998)
Net profit for the period	-	-	107,111	107,111
As at 30 September 2007	**765**	**361,871**	**107,111**	**469,747**

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD 2 NOVEMBER 2006
(DATE OF INCORPORATION) TO 30 SEPTEMBER 2007

CASH FLOWS FROM OPERATING ACTIVITIES	£000
Net profit before taxation	107,130
Adjustment for:	
Fair value gains on investments	(87,220)
Depreciation	13
Operating profit before working capital changes	**19,923**
Change in debtors and prepayments	(12,291)
Change in creditors and other accruals	347
Net cash generated from operating activities	**7,979**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(20)
Purchase of investments	(254,172)
Net cash used in investing activities	**(254,192)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issue of share capital (net of issue costs)	362,636
Net cash generated from financing activities	**362,636**
Increase in cash during the period	**116,423**
Cash balance at the beginning of the period	–
Cash balance at the end of the period	**116,423**

Notes to the Financial Statements for the period 2 November 2006 (Date of Incorporation) to 30 September 2007

1. GENERAL INFORMATION

Hirco PLC (the "Company") is a public limited company incorporated in the Isle of Man on 2 November 2006. It was admitted to AIM on 13 December 2006.

The consolidated financial statements of Hirco PLC comprise the Company and its subsidiaries (together referred to as the "Group"). The consolidated financial statements have been prepared for the period from 2 November 2006 (date of incorporation) to 30 September 2007 and are presented in GBP.

The principal activities of the Group include investment in FDI-compliant Indian real estate projects for developments of large-scale, mixed-use township communities which could include co-located special economic zones ("SEZs") in India.

As at 30 September 2007, the Group had six (6) employees.

2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The consolidated financial statements have been prepared on an historical cost basis.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and also to comply with the Isle of Man Companies Acts 1931 to 2004.

The period from 2 November 2006 (date of incorporation) to 30 September 2007 is the first period of the Group's operations, and, therefore, no comparatives are presented.

(B) BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the results of the Company and entities controlled by the Company (its subsidiaries) made up to 30 September 2007. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same period as the Company, using consistent accounting policies.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the effective date of acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

(C) FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in British pounds, which is the Company's functional and presentation currency. The functional currency for all of the subsidiaries within the Group is as detailed below:

- Hirco Holdings Limited GBP
- Hirco Inc USD
- Hirco Real Estate Services Private Limited INR

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Differences arising therefrom are taken to Income. Statement.

The assets and liabilities of foreign operations are translated to GBP at the exchange rate at the reporting date. The income and expenses of foreign operations are translated to GBP at average exchange rates for the period. Foreign currency differences are recognised directly in equity; in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Investments of the Company's Mauritius subsidiary, Hirco Holdings Limited, are denominated in British pounds and are eligible for Preference Dividend and redemption in British pounds only. Accordingly, they are included in the consolidated accounts at their historical value. These investments are also eligible to participate in the residual profits of the project companies to the extent of 40%. These investments are marked to market for the said 40% participation share bi-annually, based on fair market value of the projects determined by an independent professional valuer. The gain or loss arising on this mark to market valuation is translated at the exchange rate on the date of valuation.

(D) INCOME RECOGNITION

Income is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In particular:

Preference Dividend income
Income arising from Preference Dividend is recognized on the effective interest rate basis.

Interest income
Interest income is recognized as interest accrues using the effective interest method.

Fair value gain on investments
The Directors determine unrealized fair value gain/(loss) on Investments bi-annually based on the fair market value assessment of the projects done by an independent professional valuer.

(E) INCOME TAX

Current income tax
Current income tax assets and liabilities are measured at the balance sheet date at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax
Deferred income tax is recognized on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply to the year when the related asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Sales tax / VAT

Income, expenses and assets are recognized net of the amount of sales tax / VAT except:

- where the sales tax / VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax / VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables that are stated with the amount of sales tax / VAT included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

(F) INVESTMENTS

The Group's interest in participating preference shares issued by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited (note 12) is a compound financial instrument, comprising a debt component in relation to the Preference Dividend and preferred capital return and an equity component equivalent to the share in residual profits.

The debt component is stated at amortized cost, with interest recognized in the income statement on the effective interest rate basis.

The Directors consider that the Group is a venture capital organization and under IAS 31 designate the equity component of its investment in jointly controlled entities, Burke 1 Limited, Burke 2 Limited and Burke 3 Limited (investee companies through which investments in the property development projects are made), as at fair value through profit or loss. Accordingly, under IAS 39, changes in fair value on the equity component are recognized in profit or loss.

(G) PROPERTY, PLANT AND EQUIPMENT

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leasehold improvements are amortized over the shorter of the lease term or their useful lives.

The estimated useful lives for the current periods are as follows:

• Equipment	3-5 years
• Computers	2-3 years
• Furniture	5-7 years
• Leasehold Improvements	1-2 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

(H) TRADE RECEIVABLES

Trade receivables are stated at cost, which is approximately their market value, less an allowance for impairment. An allowance for impairment is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(I) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and on hand, bank demand, and time deposits with maturities of three months or less.

(J) TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost, which is approximately their market value.

(K) EQUITY INSTRUMENTS

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(L) PROVISIONS

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

(M) DIVIDENDS

Dividend distributions to the Company's shareholders are recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

Subject to the provisions of the Articles, the Company's Board of Directors may by ordinary resolution declare that out of profits available for distribution in accordance with Isle of Man law dividends be paid to members according to their respective rights and interests in the profits of the Company available for distribution. However, no dividend shall exceed the amount recommended by the Board. There is no fixed date on which an entitlement to dividend arises.

(N) IMPAIRMENT OF FINANCIAL ASSETS

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Discussed below are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Valuation of investments
The fair value of the Group's investments were determined by the Directors based on the valuation of the underlying projects carried out by Jones Lang LaSalle Property Consultants, Pvt. Ltd. ("Jones Lang LaSalle"), an independent valuer, using the valuation standard prescribed by the Royal Institute of Chartered Surveyors.

4. SEGMENTAL REPORTING

The Group has only one business and geographic segment, being the investment in real estate in India and hence no separate segment report has been presented.

5. INVESTMENT INCOME

	£ 000
Preference dividend	12,034
Bank interest	10,235
	22,269

6. ADMINISTRATIVE EXPENSES

	£ 000
Employee costs	660
Occupancy cost	33
Professional fees	651
Directors' fees	391
Communication charges	308
Other administration costs	289
Depreciation	13
	2,345

7. INCOME TAX

The major components of income tax expense for the period ended 30 September 2007 are:

	£ 000
Current income tax	
Current income tax charge	19
Deferred tax	
Relating to origination and reversal of temporary differences	--
Income tax expense reported in the income statement	**19**

The Company is incorporated in the Isle of Man under the Isle of Man Companies Acts 1931 to 2004, as amended.

The Isle of Man tax rate for companies is 0%. The rate of withholding tax on dividend payments to non-residents for companies within the 0% corporate income tax regime is also 0%.

Accordingly, the Company will have no liability to Isle of Man income tax on its income or gains and there will be no requirement to deduct withholding tax from payments of dividends to shareholders.

There are no incorporation, capital gains or inheritance taxes payable in the Isle of Man.

The current income tax charge of £18,772 represents tax charges on profit arising in the U.S. and India, which is subject to corporate income tax of 39.00% and 33.99%, respectively.

8. AUDITORS' REMUNERATION

The following are the details of fees paid to the auditors, KPMG, in various capacities for the year:

Fees paid as	£ 000
Statutory auditors (*)	67
IPO transaction fees (**)	496
Total	**563**

(*) charged to the income statement
(**) charged to the share premium account

9. EARNINGS PER SHARE

Basic earnings per share for the period ended 30 September 2007 is based on the profit attributable to equity holders of the Company of £107,111,265 and the weighted average number of ordinary shares outstanding during the period ended 30 September 2007 of 76,526,984.

Profit attributable to equity holders of the parent	£107,111,265
Weighted average number of ordinary shares	76,526,984

Earnings per share	Pence
Basic earnings per share	140
Diluted earnings per share	140

There are no dilutive potential ordinary shares. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

10. NET ASSET VALUE PER SHARE

Net asset value per share is calculated by dividing the net assets attributable to the equity holders of the Company of £469,746,526 by the number of ordinary shares as at 30 September 2007 of 76,526,984.

Net assets attributable to equity holders of the parent	£469,746,526
Number of ordinary shares	76,526,984

	Pence
Net asset value per share	614

11. PROPERTY, PLANT AND EQUIPMENT

	Computers £ 000	Leasehold improvements £ 000	Furniture £ 000	Total £ 000
COST				
As at 2 November 2006	-	-	-	-
Additions	4	16	35	55
Balance as at 30 September 2007	**4**	**16**	**35**	**55**
DEPRECIATION				
As at 2 November 2006	-	-	-	-
Charge for the period	1	2	10	13
Balance as at 30 September 2007	**1**	**2**	**10**	**13**
NET BOOK VALUE	**3**	**14**	**25**	**42**

12. GROUP INVESTMENTS

Group investments comprise participating preference share interests in three Mauritius incorporated companies, Burke 1 Limited, Burke 2 Limited and Burke 3 Limited. The Group owns all the participating preference share interests in these companies. These companies have one other share class, being ordinary shares, which are all owned by Burke Consolidated Limited (see note 18).

Company	Projects in India	Date of investment	Cost £ 000	Fair value gain £ 000	Fair value £ 000
Investment in participating preference shares of:					
Burke 1 Limited	Chennai township projects	13-Feb-2007	77,846	37,667	115,513
Burke 2 Limited	Chennai commercial projects	23-Mar-2007	47,889	17,085	64,974
Burke 3 Limited	Panvel SEZ and commercial projects	19-Jul-2007	128,437	32,468	160,905
Balance as at 30 September 2007			**254,172**	**87,220**	**341,392**

The participating preference share interests in Burke 1 Limited, Burke 2 Limited and Burke 3 Limited entitle the Group to a preference dividend of 12% per annum compounded annually, a preferred capital return and a 40% share in residual profits. As detailed in the accounting policy, the debt component of this compound financial instrument, representing the preference dividend and the preferred capital return, is stated at amortized cost, with the preference dividend accrued under the effective interest method. The equity component representing the 40% residual profit share is stated at fair value. The full consideration payable has been attributed to the debt component; hence there is no cost attributed to the equity component.

The fair value of the Group's investments was determined by the Directors based on the valuation of the underlying projects carried out by Jones Lang LaSalle, an independent valuer, using the valuation standard prescribed by the Royal Institute of Chartered Surveyors. The valuation done by Jones Lang LaSalle is based on the details of pre-sales done, project progress, expected revenue and anticipated cost of construction as on the valuation date. The valuers have also made the reference to market evidence of transaction prices for the similar projects.
The fair value of each investment of the Group is calculated as detailed hereunder:

	Burke 1 Limited £ 000	Burke 2 Limited £ 000	Burke 3 Limited £ 000	Total £ 000
Net worth post valuation as on 30 September 2007 before charging Preference Dividend	209,886	113,074	267,736	590,696
Distribution in the order of contractual preference:				
Preference Dividend	5,886	3,023	3,125	12,034
Repayment of the Group's participating preference shares	77,846	47,889	128,437	254,172
Repayment of the ordinary shares (which are subordinated to the participating preference shares)	31,987	19,449	55,004	106,440
Share of the Group (40%) of the residual net worth	37,667	17,085	32,468	87,220
Share of the ordinary shareholders (60%) of the residual net worth	56,500	25,628	48,702	130,830
Total Distribution	209,886	113,074	267,736	590,696
Fair value gain on the Group's investment (40% residual interest)	**37,667**	**17,085**	**32,468**	**87,220**

13. INVESTMENT IN SUBSIDIARY

	£
As at 2 November 2006	—
Additions	51
Balance at 30 September 2007	**51**

The investment in subsidiary in the Company's financial statements relates to Hirco Holdings Ltd, which is stated at cost. (See Note 17)

14. CASH AND CASH EQUIVALENTS

	Group £ 000	Company £ 000
Cash at bank and in hand	6,347	5,508
Short-term deposits	110,076	110,076
	116,423	**115,584**

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods up to three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The weighted average effective interest rate on short-term deposits was 5.43% per annum. The fair value of cash and short-term deposits is £116,422,753.

As at 30 September 2007, there is no cash held in blocked accounts.

15. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, price risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by the Board of Directors.

(a) Market risk

(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Indian Rupee. Foreign exchange risk arises from future commercial transactions, recognized monetary assets and liabilities and investments in foreign companies. The principal foreign exchange risk relates to the 40% equity participation in the participating preference share investments (see note 12).

(ii) Price risk
The Group is exposed to property price risk, property rentals risk and the normal risks of property development in relation to the property developments owned by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited.

(iii) Interest rate risk
The Group is exposed to the effects of fluctuations in the prevailing levels of market interest on its cash balances, which are deposited in interest-bearing accounts at floating rates.

(b) Credit risk
The Group has no significant concentrations of credit risk. Cash transactions are limited to high-credit-quality financial institutions.

(c) Liquidity risk
To date all investments have been funded by cash from the IPO and the Group has no debt.

FINANCIAL INSTRUMENTS

FAIR VALUES
Set out below is a comparison by category of carrying amounts and fair values of the entire Group's and the Company's financial instruments that are carried in the financial statements.

	Group		Company	
	Cost	Fair value	Cost	Fair value
	£ 000	£ 000	£ 000	£ 000
Financial assets				
Cash	116,423	116,423	115,584	115,584
Investment in preference shares	254,173	341,392	-	-
Investments				
Investment in subsidiary	-	-	0*	0*

* Investment in subsidiary relates to Hirco Holdings Limited of £51.

16. ISSUED CAPITAL

Authorized	Number of shares	Share capital £
Ordinary shares of £0.01 each		
Conversion of founder shares	200,000	2,000
Increase in authorized share capital	99,800,000	998,000
As at 30 September 2007	**100,000,000**	**1,000,000**

Issued and fully paid	Number of shares	Share capital £
Ordinary shares of £0.01 each		
Conversion of founder shares	200	2
Issue of ordinary shares	76,526,784	765,268
As at 30 September 2007	**76,526,984**	**765,270**

Holders of the ordinary shares are entitled to receive dividends and other distributions and to attend and vote at any general meeting. Founder shares, which were converted to ordinary shares, had exactly the same rights as ordinary shares.

On 2 November 2006, the date of incorporation, two founder shares of £1.00 each were allotted and issued at a price of £1.00 each.

On 5 December 2006, all 2,000 of the issued and unissued founder shares of £1.00 each in the capital of the Company were sub-divided into 200,000 ordinary shares of £0.01 each and the authorized share capital of the Company was increased from £2,000 to £1,000,000 by the creation of 99,800,000 ordinary shares of £0.01 each.

The Company incurred costs of £19,998,186 relating to the issue of shares. The costs were primarily for underwriting, brokerage and professional advisory fees. These equity transaction costs have been charged to the share premium account.

17. GROUP ENTITIES

Name	Country of incorporation	Field of activity	Ownership interest	Type of share held
Held by the Company				
Hirco Holdings Limited	Mauritius	Holding company	100%	Ordinary
Held by Hirco Holdings Ltd				
Hirco Inc	United States of America	Holding company	100%	Ordinary
Hirco Real Estate Services Pvt. Ltd.	India	Holding company	100%	Ordinary

18. RELATED PARTIES

TERMS AND CONDITIONS OF TRANSACTIONS WITH SUBSIDIARIES

The amount due from subsidiaries to the Company of £255,000,000 is an unsecured loan, repayable on demand and is interest-bearing at 12% per annum and the amount of £1,109,807 is an interest free advance. This is eliminated upon consolidation.

The following transactions took place between the Group and related parties during the financial period:

ADVISORY SERVICES FEE

Intrepid Capital Partners (ICP), a company part owned by Cyrus K Vandrevala, the spouse of Priya Hiranandani, has been paid a fee of US $2.5 million plus expenses in respect of the advisory services provided by ICP relating to, inter alia the formation of the Company and its preparation for admission to AIM. This is included in share issue costs and deducted from share premium.

KEY MANAGEMENT PERSONNEL COMPENSATION

Fees paid to persons or entities considered to be key management personnel of the Group include:

	£ 000
Directors' fees	391
Consultancy charges	58
Salaries	163

INVESTEE COMPANIES

The Company has invested in participating preference shares issued by Burke 1 Limited, Burke 2 Limited and Burke 3 Limited ("the Burke Companies"), incorporated in Mauritius, which function as special purpose vehicles whose sole assets are 100 per cent interests in their relevant project companies, subject to a shareholders' agreement with Burke Consolidated Limited. Burke Consolidated Limited owns all the ordinary shares in the Burke companies, entitling it to 60% of any residual profits. Burke is owned by the Hiranandani family, ("Hiranandani").

In addition, the project companies have entered into the following agreements with a company owned by Hiranandani to manage the projects:

- A Development Management and General Services Agreement to provide such assistance and advice to the project companies in the development of the projects and completion of all design and / or construction works involved in the projects as may be reasonably requested by the project companies. The fees payable for the services for the period ended 30 September 2007 is £337,803.

- A Marketing Services Agreement to provide sales and marketing assistance to the project companies. The fees payable for the services for the period ended 30 September 2007 is £605,198.

CONVERSION OF FOUNDER SHARES

Upon conversion to ordinary shares, 200 founder shares were transferred to Lakeview Trust, a Hiranandani Related Party.

ALLOTMENT OF SHARES

On 5 December 2006, 76,526,784 new ordinary shares were allotted and issued on the Company's admission to AIM, including 2,526,784 new ordinary shares which were issued and allotted to Liberty Hedge Ventures Limited for consideration of US $25 million.

19. CONTINGENT LIABILITIES AND COMMITMENTS

The Company has no contingent liabilities as at 30 September 2007.

20. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On 25 October 2007, the Company invested £96.6 million in a residential township development project located in Panvel, in the Mumbai Metropolitan Region of India. This investment, which was identified as a pipeline project at the time of the Company's floatation in December 2006, represents the Company's fourth investment to date. Panvel Residential is co-located on a site with the Commercial Township development ("Panvel Commercial") in which Hirco invested in July 2007. The combined Panvel site was also recently designated as a Special Economic Zone, which will provide tax advantages.

Hirco plc - Rule 17 Disclosure – Morgan Stanley Securities Limited

Holding in a Company

In accordance with rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in a notifiable interest in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the significant shareholder concerned;
Morgan Stanley Securities Limited

(b) the date on which the disclosure was made to it;
12 November 2007

(c) the date on which the deal or the relevant change to the holding was effected;
30 October 2007

(d) the price, amount and class of the AIM securities concerned;
2,304,349 Shares

(e) the nature of the transaction;
Purchase of Shares by Morgan Stanley Securities Limited

(f) the nature and extent of the significant shareholder's interest in the transaction;
The significant shareholder now holds 2,304,349 Shares which represents approximately 3.01% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;
N/A

ENDS

Hirco plc - Rule 17 Disclosure – The Royal Bank of Scotland Group plc

Holding in a Company

In accordance with rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in a notifiable interest in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the significant shareholder concerned;
The Royal Bank of Scotland Group plc

(b) the date on which the disclosure was made to it;
1 November 2007

(c) the date on which the deal or the relevant change to the holding was effected;
31 October 2007

(d) the price, amount and class of the AIM securities concerned;
5,770,066 Shares

(e) the nature of the transaction;
This Notification has been made following the acquisition of ABN AMRO Holding N.V. by RFS Holdings N.V., a subsidiary of The Royal Bank of Scotland Group plc

(f) the nature and extent of the director's interest in the transaction;
The significant shareholder now holds 5,770,066 Shares which represents 7.53% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;
N/A

ENDS

Press Release

Hirco plc
("Hirco" or the "Company")

Hirco Invests £96.6 Million in Development in Mumbai

Company Receives Special Economic Zone Approval for Development

Oct. 25, 2007 – Hirco PLC (AIM:HRCO.L), the investment vehicle for Hiranandani, India's largest developer of prestigious mixed-use townships, today announced that it has invested £96.6 million in a Residential Township ("Panvel Residential") development project located in Panvel, in the Mumbai Metropolitan Region of India.

Mumbai has a population of approximately 16 million and is regarded as the financial and economic capital of India. The township itself is strategically located near the planned second Mumbai International Airport, major railways and is within driving distance of Mumbai's central business district.

Panvel Residential is a development consisting of 18.3 million buildable square feet of residential and retail space on 280 acres of land in Panvel, a rapidly growing corridor in the Mumbai Metropolitan Region.

The preliminary master plan of the township development calls for a mix of flats, townhomes and villas, designed to capture the increasing pent up demand for these types of residences. The large acreage allows for attractive, large open spaces with park-like settings and pedestrian corridors, offering a premium lifestyle at affordable prices.

The investment in Panvel Residential, which was identified as a Pipeline Project at the time of Hirco's flotation in December 2006, represents Hirco's fourth investment to-date.

"This investment in Panvel Residential complements our recent investment in the co-located commercial project and supports our strategy as India's largest developer of prestigious mixed-use townships for the increasingly affluent middle class in strategic growth locations," said Priya Hiranandani-Vandrevela, CEO of Hirco PLC. "We continue to bring together talent, experience, relationships and reputation to deliver communities and high quality infrastructure in picturesque settings where luxury meets convenience. The Panvel development will certainly be one of the foremost communities in Mumbai and the country."

Panvel Residential is co-located on a site with the Commercial Township development ("Panvel Commercial") in which Hirco invested in July of this year. The combined Panvel site was also recently designated as a Special Economic Zone, which will provide tax advantages.

Highlights of the Residential Township

The township is expected to benefit from the strong growth in the Mumbai – Pune corridor, which is becoming a preferred location for Mumbai's growing middle class segment. Key

features of Panvel Residential are expected to include primary and secondary schools, healthcare facilities, a hospital, community centres, sports centres, and socio-cultural activity venues.

In line with Hiranandani's sustainable building philosophy, the township will also have a backup power substation, and will have its own water storage and wastewater treatment facilities. The all inclusive township will have its own bus terminal and will boast sufficient parking to support its population. Further luxury features include entertainment centres and high quality shopping facilities.

For further information please contact:

Hirco PLC
Jasper Reiser
+91 22 6671 8522
jreiser@hirco.com

Gutenberg Communications
Hugh Burnham
+1 212- 239-8595
hugh@gutenbergpr.com

Citgate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel +44 20 7638 9571

About Hirco

At the time of its admission to trading, Hirco PLC was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006. To date, Hirco PLC has invested approximately £350.8 million, which represents 97% of the net funds raised at the time of the IPO. Hirco continues to evaluate additional investment opportunities and funding alternatives. Further information about the company can be found at www.hircoplc.com.

Further Details

Consistent with the ownership model prescribed upon flotation, Hirco and its wholly-owned subsidiary Hirco Holdings Ltd. have entered into an investment agreement with Burke Consolidated Ltd ("BCL"), an entity controlled by the Hiranandani family, to invest in the township project through a special purpose vehicle owned by BCL called Burke 4 Ltd.

Under the AIM Rules, BCL, its subsidiary undertakings and the various land owning companies comprised in the township development are considered "related parties". The proposed transaction by Hirco in the township development is, accordingly, deemed to be a related party transaction under the AIM Rules.

At the time of the flotation of Hirco, an investment committee made up of certain Hirco directors (the "Investment Committee") was set up independently of the Hiranandani family and is therefore independent of the proposed transaction. The Investment Committee considers, having consulted with HSBC Bank plc, Hirco's Nominated Adviser, that the terms of the proposed transaction are fair and reasonable insofar as Hirco's shareholders are concerned.

HIRCO REPORTS CONTINUED STRONG SALES AT HIRANANDANI PALACE GARDENS

Sales Consideration 8 Months Ahead of Schedule; Sales Values 18 Months Ahead of Schedule

Hirco plc ("Hirco"), one of India's largest real estate investment companies, announced today that sales activity of residential units at its Chennai township investment, Hiranandani Palace Gardens, continue to be strong both in terms of sales volume of residential units and the level of pricing achieved.

As of 12th September 2007, sales consideration has been accepted on approximately 1,005,106 square feet at an average price of Rs 3,809 (£47.19) per square foot. This pricing represents a 22 percent premium over previously reported figures of Rs 3,129 (£38.76) in May 2007 and a 52 percent premium over the Year 1 residential projections of Rs 2,510 (£31.09) per square foot. At the current level of sales activity achieved at Hiranadani Palace Gardens, Hirco's sales consideration is approximately 8 months ahead of schedule and sales values are 18 months ahead of schedule.

Niranjan Hiranandani, Chairman of Hirco, commented, "We continue to be pleased with the market's response to Hiranandani Palace Gardens as demand continues to be strong. We believe these sales results underline the strength of the Hiranandani brand and the strong quality of our product and high standard of living provided by our mixed-use townships."

About Hirco

Hirco was formed in 2006 to co-invest in large scale mixed-use township developments in suburban areas outside city centres in India. These townships will be predominately residential and provide high quality affordable housing for India's growing young and affluent working population.

At the time of its admission to trading, Hirco was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006. To date, Hirco has invested approximately £254 million, which represents 70% of the net funds raised at the time of the IPO.

Further information about the company can be found at www.hircoplc.com.

- Ends –

For further information, please contact:

Hirco plc Jasper Reiser	Tel:+91 99 6706 9911
Citgate Dewe Rogerson Sarah Gestetner Lindsay Noton	Tel +44 20 7638 9571

16 August 2007

HIRCO PLC

AIM Rule 26 Company Information Disclosure

Hirco PLC ("Hirco") (AIM:HRCO), one of India's largest real estate investment companies, is pleased to announce that the information required by AIM Rule 26 is available on Hirco's website at: http://www.hircoplc.com/.

For further information, please contact:

Hirco PLC
Paul Weitzel
pweitzel@hirco.com
Tel: +1 484 654 1811

Citigate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel: +44 20 7638 9571

Hirco plc - Rule 17 Disclosure

Dealing by a Director

In accordance with rule 17 of the AIM Rules, the Company gives notification of the following dealing by a Director of the Company in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the director concerned;
Douglas Gardner

(b) the date on which the disclosure was made to it;
24 July 2007

(c) the date on which the deal was effected;
24 July 2007

(d) the price, amount and class of the AIM securities concerned;
15,000 Shares at a price of £4:225p per Share

(e) the nature of the transaction;
Purchase of Shares by Adele Gardner, wife of a director

(f) the nature and extent of the director's interest in the transaction;
Following the purchase of the above Shares, the director and his family now hold 15,000 Shares which represents 0.0196% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;
N/A

ENDS

HIRCO PLC
19 JULY 2007

HIRCO PLC

Hirco PLC announces investment in Commercial Township Development in Panvel, in the Mumbai Metropolitan Region, India.

Hirco PLC ("Hirco") (AIM:HRCO), one of India's largest real estate investment companies, is pleased to announce an investment of £128.4 million in a Commercial Township Development project located in Panvel, in the Mumbai Metropolitan Region, India (the "Panvel project"). The investment in the Panvel project, which was identified as a pipeline project location at the time of Hirco's flotation in December 2006, represents Hirco's third investment to-date. The investment is consistent with Hirco's stated strategy, set out at the time of its flotation, to invest in FDI compliant Indian real estate development projects in major metropolitan regions in India. With this investment Hirco has invested approximately 70% of net funds raised at the time of its IPO, and stays on track to invest its remaining capital by the end of this year.

The Panvel project is a new development consisting of 18 million developable square feet of mixed-use commercial space on 303 acres of land in Panvel, a rapidly growing corridor in the Mumbai Metropolitan Region. The project is 62% larger than the commercial project identified in the Company's Admission Document at the time of IPO based on developable square feet. The development is planned as a non-SEZ commercial township and it represents significant value and continues to offer attractive returns for Hirco investors.

Priya Hiranandani-Vandrevala, CEO of Hirco PLC commented,
"We are very excited to be launching Hirco's development in Panvel. The project is located in an extremely attractive area of suburban Mumbai currently witnessing tremendous growth, including the recently approved airport development at Navi Mumbai, which is within close proximity to the site. This development will feature a mix of office and retail space with a focus on IT and Biotech, which builds upon Hiranandani's heritage in the Mumbai market as a developer of high-quality commercial space."

Niranjan Hiranandani, Chairman of Hirco PLC, added,
"The Mumbai – Pune corridor is one of the most desirable micro-markets in all of India for development over the next decade and we are proud to have the Hirco Panvel project as the cornerstone township in this area."

For further information, please contact:

Hirco PLC
Paul Weitzel

pweitzel@hirco.com
Tel: +1 484 654 1811

Citigate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel: +44 20 7638 9571

Notes to Editors

Highlights of the Township

The Panvel project site is located within close proximity of the newly announced International Airport, local railway stations, and has close driving access to Mumbai's Central Business District.

The township is expected to benefit from the strong growth in the Mumbai – Pune corridor, which is becoming a preferred location for Mumbai's growing middle class segment and for companies seeking high-quality office space and improved infrastructure. Features of the project are planned to include Grade A office and retail space, IT and Biotech purpose-built complexes, educational and healthcare facilities, and accompanying infrastructure.

Further Details

Consistent with the ownership model prescribed upon flotation, Hirco and its wholly-owned subsidiary Hirco Holdings Ltd. have entered into an investment agreement with Burke Consolidated Ltd ("BCL"), an entity controlled by the Hiranandani family, to invest in the township project through a special purpose vehicle owned by BCL called Burke 3 Ltd.

Hirco Holdings Ltd. has acquired an interest in Burke 3 Ltd., equal to 70 per cent of the initial capital value of the project (equivalent to 70 per cent of the total land value plus initial working capital), through the purchase of Burke 3 Ltd.'s preferred shares for £128.44 million. Burke 3 Ltd. will itself contract to acquire through a subsidiary the various land owning companies in which the township project land title has been aggregated.

Under the agreement governing its preferred interest, Hirco Holdings Ltd. is entitled to a preferential 12 per cent cumulative, compounded annual return on its investment together with 40 per cent of any residual profits remaining after a return of the capital investment of the owners of Burke 3 Ltd.

BCL will accordingly retain in the project an interest equal to 30 per cent of its initial capital value and is entitled to 60 per cent of any residual profits remaining after a return of the capital investment of the owners of Burke 3 Ltd.

Under the AIM Rules, BCL, its subsidiary undertakings and the various land owning companies comprised in the township development are considered "related parties". The proposed transaction by Hirco in the township development is, accordingly, deemed to be a related party transaction under the AIM Rules.

At the time of the flotation of Hirco, an investment committee made up of certain Hirco directors (the "Investment Committee") was set up independently of the Hiranandani family and is therefore independent of the proposed transaction. The Investment Committee considers, having consulted with HSBC Bank plc, Hirco's Nominated Adviser, that the terms of the proposed transaction are fair and reasonable insofar as Hirco's shareholders are concerned.

Hirco plc - Rule 17 Disclosure

Dealing by a Director

In accordance with rule 17 of the AIM Rules, the Company gives notification of the following dealing by a Director of the Company in the Company's ordinary shares of 1p each ("Shares").

Schedule Five

(a) the identity of the director concerned;
Sir Rob Young

(b) the date on which the disclosure was made to it;
11 July 2007

(c) the date on which the deal was effected;
10 July 2007

(d) the price, amount and class of the AIM securities concerned;
6,500 Shares at a price of £4:03p per Share

(e) the nature of the transaction;
Purchase of Shares by a director

(f) the nature and extent of the director's interest in the transaction;
Following the purchase of the above Shares, the director now holds 6,500 Shares which represents 0.008% of the Company's issued share capital

(g) where a deal takes place when it is in any close period under rule 21, the date upon which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate severe personal hardship; and
N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure;
N/A

ENDS

HIRCO PLC
("Hirco" or the "Company")

Maiden Interim results for the five months ended 31st March 2007

21st June 2007

Hirco PLC (AIM:HRCO), one of the largest AIM listed real estate investment companies focusing on real estate in India, is pleased to announce its maiden interim results for the 5 months ended 31st March 2007.

Highlights:

- Hirco successfully completed its IPO on 13th December 2006. At the time of its admission to trading, Hirco was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006

- Since flotation, Hirco has made two investments in township developments deploying a total 35% of the net funds raised at the time of the company's AIM flotation.

- Hirco invested £77.8 million on 14 February 2007 in a 251 acre mixed-use development in Chennai, India, and an additional £47.9 million on 26 March 2007 in an adjoining 118 acre commercial township, together known as Hiranandani Palace Gardens.

- Hiranandani Palace Gardens has recorded strong pre-sales activity, with sales consideration already accepted on approximately 788,286 square feet of residential space in the projects' initial phase. These results are very encouraging, as they demonstrate the strong demand for the quality product being developed in Chennai.

- The net investment income for the period ended 31st March 2007 was £6,339,000 with a profit before tax of £5,587,000.

- Earnings per share of 7.30 pence, based on 76,526,984 shares outstanding

- NAV as of 31 March 2007 was £4.81 per share

- The company believes that the outlook for the Indian real estate market continues to remain robust, with a strong demand for quality residential, commercial and retail space driven by India's continuing economic growth and a constrained quality housing supply in the midst of escalating demand.

- Progress in the pipeline projects in the Mumbai Metropolitan Region and Jaipur continues to be made. As a result of the continued progress of the pipeline projects, the company anticipates deployment of the net funds raised at IPO by the end of 2007.

Niranjan Hiranandani, Chairman of Hirco PLC commented,

"Our maiden interim results reflect the strength of our business strategy and re-affirm the quality of our management team.

To date we have committed approximately £126 million of initial net funds, consistent with the company's original investment objectives stated at the time of Admission. With the initial investments in the Chennai projects, Hirco has made strong progress toward its goal of capitalising on the diverse and growing Indian real estate market through the development of several township projects across India. Our project focus continues to remain centred around multi-purpose townships in the suburbs of major metropolitan cities, and our pipeline remains strong for attractive investment opportunities".

For further information, please contact:

Hirco plc
Paul Weitzel
pweitzel@hirco.com
Tel:+1 484 654 1811

Citgate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel +44 20 7638 9571

Notes to Editors

About the Company

Hirco was formed in 2006 to co-invest in large scale mixed-use township developments in suburban areas outside city centres in India. These townships will be predominately residential and provide high quality affordable housing for India's growing young and affluent working population.

At the time of its admission to trading, Hirco was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006. Further information about the company can be found at www.hircoplc.com.

Chairman's Statement

It is my privilege to report Hirco PLC's first set of results since its successful admission to the AIM market in December 2006, in which it raised a net of £363 million, after offering costs.

As of 31 March 2007, Hirco PLC has already invested approximately £126 million (35%) of its initial net funds, evidence of significant progress consistent with the company's original investment objectives.

Results

The net investment income for the period was £6,339,000 and the profit before tax was £5,587,000.

The corresponding earnings per share were 7.30 pence, based on 76,526,984 shares outstanding.

The Net Asset Value (NAV) as of 31 March 2007 was £4.81 per share.

Investment in Projects

Hirco invested £77.8 million on 14 February 2007 in a 251 acre mixed-use development in Chennai, India, and an additional £47.9 million on 26 March 2007 in an adjoining 118 acre commercial township. Both investments were among the projects identified for potential investment at the time of Hirco's AIM admission.

The adjoining projects, together known as Hiranandani Palace Gardens (Palace Gardens), are located south-west of Chennai, with easy access to the international airport, the national highway system and rail transport. Palace Gardens will offer a range of apartment sizes and styles designed to appeal to the employees of major companies, including Motorola, Samsung, Wipro, Nokia, BMW, and Accenture, located within the township's catchment area. The township will be a self-sustaining community with offices, schools, health care facilities, shopping, recreational facilities and open space.

Project Progress

I am pleased to report that, as of 13 June 2007, sales activity for Palace Gardens is several months ahead of schedule, and is already well ahead of our expectations both in terms of volume and price. Sales consideration has already been accepted on approximately 788,286 square feet of residential space in the projects' initial phase, at an average price of Rs. 3,359 (£41.83) per square foot of "built-up" space. This represents an increase of approximately 34% against our original Year 1 projection of Rs. 2,510 (£31.09) per square foot. These results are very encouraging, as they demonstrate strong demand for the quality product being developed in Chennai.

Pipeline Projects

Our focus continues to remain multi-purpose townships in the suburbs of major metropolitan cities, and our pipeline remains strong for attractive investment opportunities.

Progress in the pipeline projects in the Mumbai Metropolitan Region and Jaipur continues to remain on track. As a result of the continued progress of the pipeline projects, the company anticipates deployment of the net funds raised at IPO by the end of 2007.

Assembly of World Class Team Continues

Consistent with Hirco's vision to provide leadership in delivering quality communities, the following world-class companies have been engaged to meet those objectives in the development of Palace Gardens.

Tata Consultancy Services (TCS) – IT and Telecom Planning - TCS is one of the world's largest information technology companies with offices in 50 countries.

Larsen & Toubro (L&T) – Infrastructure and Civil Engineering – L&T is India's largest engineering and construction organization. L&T has provided infrastructure and core construction services to many large-scale projects in India, the Middle East, Southeast Asia and Africa.

HOK – Master Planning – HOK is one of the world's leading design firms. HOK is a global provider of design and project services with 1,600 professionals linked across a network of offices in North America, Latin America, Europe and Asia.

Turner – Pre-Construction Planning – Turner is a globally renowned construction services company. Turner has been involved in many landmark projects in North America, Europe, Asia and the Middle East.

Architect Hafeez Contractor (Hafeez) – Architectural Design – Hafeez is one of India's prominent architectural firms. Hafeez is a multi-award winning designer of some of India's high-profile projects in both the public and private sectors.

By combining the local knowledge, experience and reputation of the Hiranandani Group with the international expertise and capabilities of the above firms, an unrivalled team has been put in place to plan, design, and undertake the development of Hiranandani Palace Gardens. Based on the track record of each team member, we are confident in achieving the development targets necessary to realize the anticipated project returns.

Outlook

I believe the Indian real estate market continues to remain strong. Robust demand for quality commercial, residential, and retail space driven by India's continuing economic growth, and a constrained quality housing supply in the midst of escalating demand, provide support for our strategy of developing mixed-use townships that deliver a quality lifestyle approach to satisfying these demands.

With the initial investments in the Chennai projects, Hirco has made significant progress toward its goal of capitalizing on the diverse and growing Indian real estate market through the development of several township projects across India. Additionally, the company continues to investigate strategic funding options to further enhance project and shareholder returns.

Given the timely investments in the Chennai projects, solid pre-sales activity, assembly of a world-class delivery team, and progress on the pipeline projects, I believe Hirco has established a strong base, with excellent momentum, from which to deliver on its strategy, and produce continued success.

Niranjan Hiranandani
Chairman

20 June 2007

Unaudited consolidated income statement
For the period 2 November 2006(Date of Incorporation) to 31 March 2007

	Notes	Period ended 31-Mar 2007 £ '000
Bank interest		4,975
Preference dividend		1,345
Foreign exchange gain		19
Net investment income		**6,339**
Administrative expenses	4	(752)
Net income before finance costs		**5,587**
Finance costs		-
Profit before tax		**5,587**
Income tax expense		(4)
Net profit from continuing operations		**5,583**
Number of ordinary shares		76,526,984
Earnings per share (pence)		7.30

Unaudited consolidated balance sheet

As at 31 March 2007

	Notes	31-Mar 2007 £ '000
Non-current assets		
Investments	5	125,736
Current assets		
Accrued income		2,084
Prepaid expenses		102
Cash and cash equivalents		240,480
Total current assets		**242,666**
Total assets		**368,402**
Current liabilities		
Trade payables		147
Accrued expenses		146
Total current liabilities		**293**
Total liabilities		**293**
Net assets		**368,109**
Equity		
Share capital		765
Share premium		361,761
Retained earnings		5,583
Total equity		**368,109**
Number of ordinary shares		76,526,984
Net Asset Value per Share (£)		4.81

Unaudited consolidated cash flow statement

For the period 2 November 2006(Date of Incorporation) to 31 March 2007

	Period ended 31-Mar 2007 £ '000
Cash Flow from operating activities	
Profit before tax	5,587
Change in trade and other receivables	(2,186)
Change in trade and other payables	289
Cash generated from operations	**3,690**
Cash Flow from investing activities	
Investments during the period	(125,736)
Net cash used in investing activities	**(125,736)**
Cash Flow from financing activities	
Proceeds from issue of share capital	362,526
Net cash generated from financing activities	**362,526**
Net increase in cash and cash equivalents	**240,480**
Cash and cash equivalents at the end of the period	**240,480**

Unaudited statement of changes in equity
For the period 2 November 2006 (date of Incorporation) to 31 March 2007

	Issued Capital	Share Premium	Retained Earnings	Total Equity
	£ '000	£ '000	£ '000	£ '000
Issue of share capital	765	381,869	-	382,634
Share issue costs	-	(20,108)	-	(20,108)
Retained profit for the period	-		5,583	5,583
As at 31 March 2007	**765**	**361,761**	**5,583**	**368,109**

Notes to the consolidated financial statements
For the period ended 31 March 2007

1 GENERAL INFORMATION

Hirco plc (the "Company") is a public limited company incorporated in the Isle of Man on 2 November 2006. It was admitted to AIM on 13 December 2006.

The interim consolidated financial statements ("the financial statements") for Hirco plc and its subsidiaries (the "Group") have been prepared for the period from incorporation on 2 November 2006 to 31 March 2007.

The financial statements are presented in GBP.

2 SIGNIFICANT ACCOUNTNG POLICIES

a. Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Standards Board

The period from 2 November 2006 to 31 March 2007 is the first period of the Group's operation, and therefore no comparative figures are presented.

b. Basis of consolidation

The financial statements incorporate the results of the Company and entities controlled by the Company (its subsidiaries) made up to 31 March 2007. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same period as the parent Company, using consistent accounting policies.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the effective date of acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

c. Investments

The Group's interest in participating preference shares issued by Burke 1 Limited and Burke 2 Limited (note 5) is a compound financial instrument, comprising a debt component entitling the preference dividend and preferred capital return and an equity component equivalent to the share in residual profits.

The debt component is stated at amortised cost, with interest recognized in the income statement on the effective interest rate basis.

The Directors consider that the Group is a venture capital organization and have elected under IAS 31 to designate the equity component of its investment in jointly controlled entities, Burke 1 Limited and Burke 2 Limited (Investee Companies through which the investments in the Chennai projects were made), as at fair value through profit or loss. Accordingly, under IAS 39, changes in fair value on the equity component are recognised as profit or loss.

Fair value is determined by the Directors with appropriate regard to IFRS and the International Private Equity and Venture Capital Valuation Guidelines.

3 SEGMENTAL ANALYSIS

The Group has only one business and geographic segment, being the investment in real estate in India.

4 ADMINISTRATIVE EXPENSES

	£ '000
Payroll costs	272
Directors' fees	134
Legal and professional fees	59
Other expenses	287
Total	752

5 INVESTMENTS

	£ '000
Additions at cost	
1. Participating preference shares in Burke 1 Limited for investment in Chennai, India township project.	77,847

2. Participating preference shares in Burke 2 Limited for investing in Chennai, India SEZ and commercial projects	47,889
Total value of investments as at 31 March 2007	**125,736**

The participating preference share interests in Burke 1 Limited and Burke 2 Limited entitle the Group to a preference dividend of 12% per annum, a preferred capital return and a 40% share in residual profits. As detailed in the accounting policy, the debt component of this compound financial instrument, representing the preference dividend and the preferred capital return, is stated at amortised cost, with the preference dividend accrued under the effective interest method. The equity component representing the 40% residual profit share is stated at fair value. The full consideration payable has been attributed to the debt component; hence there is no cost attributed to the equity component. The Directors have determined that there has been no change in the fair value of the equity component.

6 RELATED PARTY DISCLOSURE

The Company has invested in participating preference shares issued by Burke 1 Limited and Burke 2 Limited ("the Burke Companies"), subject to a shareholders' agreement with Burke Consolidated Limited. Burke Consolidated Limited owns all the ordinary shares in the Burke Companies, entitling it to 60% of any residual profits. Burke is owned by the Hiranandani family, including Priya Hiranandani and Niranjan Hiranandani ("Hiranandani").

In addition, development management and other general services are provided to the Indian project companies owned by the Burke Companies by Companies owned by Hiranandani. Fees payable to Burke Companies in the period to 31 March 2007 were NIL.

KPMG Audit LLC
Heritage Court
41 Athol Street
Douglas
Isle of Man IM99 1HN

Telephone +44 (1624) 681000
Fax +44 (1624) 681098
www.kpmg.co.im

Independent review report to Hirco plc

We have been engaged by the Company to review the financial information which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim review report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999/4: "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 31 March 2007.

KPMG Audit LLC **20 June 2007**

KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man

14 June 2007

Senior Appointment for Hirco

Firdose Vandrela becomes Chairman and MD of Hirco Development Pvt. Ltd.

Hirco plc ('Hirco'), one of India's largest real estate investment companies, are delighted to announce today that its Indian development company, Hirco Developments Pvt. Ltd ("Hirco Developments") has appointed Firdose Vandrevala as Chairman and Managing Director of Hirco Developments Pvt. Ltd.

Mr. Vandrevala brings 35 years of corporate exposure and experience with him. Prior to his appointment at Hirco, Mr. Vandrevala was Chairman of Motorola, India. He spent 33 years with the Tata Group and held a variety of positions including Chairman of Tata Teleservices, Managing Director of Tata Power and Deputy Managing Director of Tata Steel.

Mr. Vandrevala has a Bachelor of Technology degree from the Indian Institute of Technology (I.I.T.) Kharagpur and a post graduate in Business Management from Xaviers Institute in Jamshedpur. Mr. Vandrevala has served on the board of several corporations and is the former Chairman of both the Eastern and Western regions of Confederation of Indian Industry (C.I.I.).

Niranjan Hiranandani, Founder and Managing Director of Hiranandani Group and Chairman of Hirco plc commented:
"We are delighted to have attracted a business leader of the stature of Firdose. He has an enviable track record for building businesses and I am delighted to have him at the helm of Hirco Developments."

Firdose Vandrevala commented:
"Real estate and infrastructure is one of India's major growth sectors and fundamental to India's growth. I am excited to have the opportunity to lead Hirco in this dynamic market."

For further information, please contact:

Hirco plc
Paul Weitzel
pweitzel@hirco.com
Tel:+1 484 654 1811

Citgate Dewe Rogerson

-more-

Sarah Gestetner
George Cazenove
Lindsay Noton
Tel +44 20 7638 9571

Notes to Editors

Hirco plc
Hirco was formed in 2006 to co-invest in large scale mixed-use township developments in suburban areas outside city centres in India. These townships will be predominately residential and provide high quality affordable housing for India's growing young and affluent working population.

At the time of its admission to trading, Hirco was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006. To date, Hirco has invested approximately £126 million, which represents 35% of the net funds raised at the time of the IPO.

Further information about the company can be found at www.hircoplc.com.

Hirco Developments
Hirco Developments is the development company within the Hiranandani Group that builds certain FDI compliant high quality mixed use townships in suburban areas outside Tier 1 and 2 cities. Hirco Developments prides itself on being ecologically responsible and providing end to end infrastructure for modern living.

Hiranandani Group over the last 25 years has pioneered the concept of mixed use multi purpose townships in India providing total end to end infrastructure for modern living.

Hirco plc is a London Stock Exchange AIM listed company, symbol (HRCO). Hirco invests in predominantly residential mixed use townships in suburban areas in India. Hirco is also the largest real estate IPO on AIM to date and the largest AIM IPO for the year 2006.

HIRCO REPORTS STRONG SALES AT HIRANANDANI PALACE GARDENS

23 May 2007

Hirco plc ("Hirco"), one of India's largest real estate investment companies, announced today that sales activity of residential units at its Chennai township investment, Hiranandani Palace Gardens, has been stronger than originally anticipated at the time of the IPO both in terms of sales volume of residential units and the level of pricing achieved.

As of 15th May 2007, sales consideration has been accepted on approximately 591,872 square feet or 33% of the residential square footage that is currently available in Phase I, at an average price of Rs 3,129 (_38.76) per square foot. This pricing represents a significant premium over the Year 1 residential projections of Rs 2,510 (_31.09) per square foot. At the current level of sales activity achieved at Hiranadani Palace Gardens, Hirco's sales consideration is approximately 10 months ahead of schedule.

Priya Hiranandani-Vandrevala, Chief Executive of Hirco commented, "We are delighted at the market's response to the quality product we offer at Palace Gardens. The level of sales uptake is significantly stronger than expected, reflecting the strength of the Hiranandani brand and underlines the strong quality of our product which targets India's young professional and blue chip corporates."

Master planning for Hiranandani Palace Gardens has been completed and construction is expected to commence in the third quarter of 2007.

For further information, please contact:

Hirco plc
Paul Weitzel
pweitzel@hirco.com
Tel:+1 484 654 1811

Citgate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel +44 20 7638 9571

About the Company

Hirco was formed in 2006 to co-invest in large scale mixed-use township developments in suburban areas outside city centres in India. These townships will be predominately residential and provide high quality affordable housing for India's growing young and affluent working population.

At the time of its admission to trading, Hirco was the largest ever real estate investment company IPO on AIM and the largest AIM IPO in 2006. To date, Hirco has invested approximately £126 million, which represents 35% of the net funds raised at the time of the IPO.

Further information about the company can be found at www.hircoplc.com.

Hirco PLC (the 'Company')

Change of accounting reference date

Pursuant to rule 17 of the AIM Rules, the Company announces today that it has changed its accounting reference date from 31 March to 30 September.

The company's first interim results will cover the five month period ended 31 March 2007.

The final results of the Company will cover the 11 month period ending 30 September 2007.

For further information, please contact:

John H. Teaford
Chief Financial Officer
Hirco PLC
+1 484 654 1807
jteaford@hirco.com

Citgate Dewe Rogerson
Sarah Gestetner
George Cazenove
Lindsay Noton
Tel +44 20 7638 9571

ENDS

Hirco PLC (the 'Company')

Holding in Company

Pursuant to rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in notifiable interest in the Company's ordinary 1p shares ('Shares').

Schedule five

(a) the identity of the significant shareholder concerned;

Norges Bank (the Central Bank of Norway)

(b) the date on which the disclosure was made to it;

4th January 2007

(c) the date on which the deal or relevant change to the holding was effected;

19th December 2006

(d) the price, amount and class of the AIM securities concerned;

25,000 ordinary 1p shares at £4.20

(e) the nature of the transaction;

Purchase of ordinary shares affecting notifiable interest

(f) the nature and extent of the significant shareholders' interest in the transaction;

Following the purchase of the above Shares, the significant shareholder now holds 2,300,000 ordinary 1p shares which represents 3% of the Company's issued share capital.

(g) where a deal takes place under when it is in any close period under rule 21, the date on which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate sever personal hardship; and

N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure.

N/A

ENDS

Hirco PLC (the 'Company'

Holding in Company

Pursuant to rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in notifiable interest in the Company's ordinary 1p shares ('Shares').

Schedule five

(a) the identity of the significant shareholder concerned;

Halbis Capital Management (Hong Kong) Limited

(b) the date on which the disclosure was made to it;

2 January 2007

(c) the date on which the deal or relevant change to the holding was effected;

13 December 2006

(d) the price, amount and class of the AIM securities concerned;

6,000,000 ordinary 1p shares at £5 each

(e) the nature of the transaction;

Placing

(f) the nature and extent of the significant shareholders' interest in the transaction;

Following the purchase of the above Shares, the holding of the significant shareholder is 6,000,000 ordinary 1p shares which represents 7.8% of the Company's issued share capital of which 4,500,000 shares are held in the company's capacity as discretionary investment manager of the HSBC Global Investment Funds (Mauritius) Limited and 1,500,000 for another client's portfolio.

(g) where a deal takes place under when it is in any close period under rule 21, the date on which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate sever personal hardship; and

N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure.

N/A

ENDS

Hirco PLC (the 'Company'

Holding in Company

Pursuant to rule 17 of the AIM Rules, the Company has been notified of the following notice of increase in notifiable interest in the Company's ordinary 1p shares ('Shares').

Schedule five

(a) the identity of the significant shareholders concerned;

EP Cayman, Ltd, Corporate Centre, West Road, PO Box 31006 SMB, Grand Cayman, Cayman Islands and Eton Park Master Fund, Ltd Corporate Centre, West Road, PO Box 31006 SMB, Grand Cayman, Cayman Islands and Eton Park Master Fund, Ltd (the 'Owners')

(b) the date on which the disclosure was made to it;

18th December 2006

(c) the date on which the deal or relevant change to the holding was effected;

7th December 2006

(d) the price, amount and class of the AIM securities concerned;

EP Cayman, Ltd: 792,000 ordinary 1p shares at £5 each

Eton Park Master Fund, Ltd: 1,608,000 ordinary 1p shares at £5 each

(e) the nature of the transaction;

Placing

(f) the nature and extent of the significant shareholders' interest in the transaction;

EP Cayman, Ltd and Eton Park Master Fund, Ltd are the Owners of 2,400,000 ordinary 1p shares which represent 3.14% of the Company's issued share capital.

Eton Park Capital Management, LP of 825 Third Avenue, 8th floor, New York, NY USA has been granted discretionary management authority in relation to these shares by each of the Owners.

Other interests in the shares that would be attributable to the operation of section 203 of the Companies Act 1985 (if Hirco PLC were a UK company) are detailed in the attached table.

(g) where a deal takes place under when it is in any close period under rule 21, the date on which any previous binding commitment was notified or the date upon which the Exchange granted permission to deal in order to mitigate sever personal hardship; and

N/A

(h) where the notification concerns a related financial product, the detailed nature of the exposure.

N/A

Name and address of interested person(s)	Number of shares interested in	Percentage of the company's issued share capital
EP Cayman, Ltd Corporate Centre, West Bay Road, PO Box 31006SMB, Grand Cayman, Cayman Islands	792,000.00	1.04%
Eton Park Fund, LP 825 Third Avenue, 8th floor, New York, NY USA	792,000.00	1.04%
Eton Park Associates, LLC 615 South DuPont Highway, City of Dover, Delaware USA	792,000.00	1.04%
Eton Park Associates, LP 615 South DuPont Highway, City of Dover, Delaware USA	792,000.00	1.04%
Eton Park Master Fund, Ltd Corporate Centre, West Bay Road, PO Box 31006SMB, Grand Cayman, Cayman Islands	1,608,000.00	2.10%
Eton Park Overseas Fund, Ltd Corporate Centre, West Bay Road, PO Box 31006SMB, Grand Cayman, Cayman Islands	1,608,000.00	2.10%
Eton Park Capital Management, LP 825 Third Avenue, 8th floor, New York, NY USA	2,400,000.00	3.14%
Eton Park Capital Management, LLC 615 South DuPont Highway, City of Dover, Delaware USA	2,400,000.00	3.14%

Name and address of interested person(s)	Number of shares interested in	Percentage of the company's issued share capital
Eric M. Mindich 825 Third Avenue, 8th floor, New York, NY USA	2,400,000.00	3.14%

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, INDIA OR JAPAN

8 December 2006

Stabilisation Notice - Hirco plc (the "Company")

In connection with the placing of shares in Hirco plc (the "Offer"), pursuant to Core Dealing Rule 3060-3061, HSBC Bank plc ("HSBC") hereby notifies the London Stock Exchange as follows:

Security to be stabilised: Ordinary Shares of £0.01 of Hirco plc

Number of Shares in the Offer: 74,000,000

Number of Shares subject to the Over-allotment option: 11,100,000 (equivalent to 15% of the Offer)

Offer price: £5.00 per share

Security Identifier (ISIN): IM00B1HYQS19

Stabilising Manager: HSBC Bank plc (a member firm) (Contact – Ian Jeynes, Tel: + 44 (0) 20 7991 5273)

Stabilisation period commences: Friday 8 December 2006 at approximately 08:00am London time

Stabilisation period ends: Close of business on Friday 5 January 2007

In connection with the Offer, HSBC, as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot or effect other transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail in the open market. HSBC is not required to enter into such transactions and such transactions may be effected on any stock market, over-the-counter market or otherwise. Stabilising measures, if commenced, may be discontinued at any time and may only be taken from and until the dates specified in the final admission document published by the Company on 7 December 2006. Save as required by law or regulation, HSBC does not intend to disclose the extent of any such over-allotments and/or stabilisation transactions.

In connection with the Offer, the Company has made available to HSBC, as stabilising manager, an over-allotment option, pursuant to which HSBC may require the Company to issue additional shares at the price they are issued at pursuant to the Offer, for the purposes of allowing HSBC, or its agents, to meet over-allocations in connection with the Offer and to cover short positions resulting from transactions effected by it during the stabilisation period. This over-allotment option may be exercised from the date of commencement of conditional dealings in the shares for a

period of 30 calendar days thereafter. The additional shares made available pursuant to the over-allotment option will rank pari passu with all other shares, including for all dividends and other distributions declared, made or paid on the shares after admission and will form a single class for all purposes.

HSBC, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no-one else in connection with the Offer. HSBC will not regard any other person as its customer or be responsible to any other person for providing the protection afforded to customers of HSBC or for providing advice in relation to the Offer.

The Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") or any state securities laws in the United States. The Shares may be offered or sold (i) in the United States, to persons who are both "qualified institutional buyers" (each a "QIB") as defined in Rule 144A under the Securities Act ("Rule 144A") and "qualified purchasers" (each a "QP") as defined in the US Investment Company Act of 1940, as amended (the "Investment Company Act") and related rules, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another available exemption from registration and (ii) outside the United States, to non-US Persons in offshore transactions in reliance on Regulation S. The Company will not be registered under the Investment Company Act and investors will not be entitled to the benefits of that Act. The Shares may not be purchased and owned by investors that are, or are purchasing on behalf of, benefit plans.

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction and, subject to certain exceptions, is not for distribution in or into the United States, Australia, Canada, Japan, South Africa or the Republic of Ireland. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves of and observe such restrictions.



Home Strategy Projects Our team News Investors Contact us

Offer Document

Shareholder Communications
Downloads and Presentations
Share Price Information
Rule 26
Financial Reports and Accounts

I/We understand that:

1. This admission document is disclosed solely for the purposes of and in accordance with Rule 26 of the AIM Rules of the London Stock Exchange. It is the most recent admission document of Hirco plc and is dated 7 December 2006;
2. This admission document was published some time ago and reflects the position at the time of publication. The information contained in it is therefore out of date, superseded and potentially inaccurate. No reliance should be placed on the information or opinions contained in this admission document or on its completeness. No undertaking, representation, warranty or other assurance, express or implied, is made or given by or on behalf of Hirco plc or any of its directors, officers, partners, employees, agents or advisers or any other person as to the accuracy or completeness of the information or opinions contained in this document and no responsibility or liability is accepted by any of them for any such information or opinions. Notwithstanding the aforesaid, nothing set out above shall exclude liability for any undertaking, representation, warranty or other assurance made fraudulently; and
3. This document does not constitute, or form part of, any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) or the fact of its publication form the basis of, or be relied upon in connection with, or act as any inducement to enter into, any contract or commitment for securities.

By clicking on the "Accept terms and conditions" button below, I/We acknowledge that I/We have read, understood and agreed to the above conditions.

☐ Accept terms and conditions

Download

Home | Strategy | Projects | Our team | News | Investors | Contact us

THE COMPANIES ACTS 1931 TO 2004

ISLE OF MAN

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

HIRCO PLC
(adopted by special resolution passed on 5 December 2006)

Contents

A. Preliminary

1. Table A not to apply

No regulations for management of a company set out in any statute concerning companies or contained in any regulations or instrument made pursuant to a statute shall apply to the Company. The following shall be the Articles of Association of the Company.

2. Interpretation

2.1 *Definitions*

In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

"Act"	subject to paragraph 2.3 of this Article (Statutory provisions) the Companies Acts 1931-2004 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company;
"approved transfer"	in relation to any shares held by a member: (a) a transfer pursuant to the exercise of a power contained in the Act to acquire shares of a holder dissenting from a scheme or contract approved by a majority; or (b) a transfer which is shown to the satisfaction of the Board to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with any member and with any other person appearing to be interested in the shares including any such sale made through the London Stock Exchange. For the purpose of this sub-paragraph a connected person shall have the meaning ascribed by section 346 of the UK Act;
"these Articles"	these Articles of Association as altered or varied from time to time (and **"Article"** means any provision of these Articles);
"Auditors"	the auditors for the time being of the Company or, in the case of joint auditors, any of them;
"Benefit Plan Investor"	any: (i) employee benefit plan (as defined in Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA, including without limitation governmental plans, non U.S. plans and church plans;

(ii) plan as described in Section 4975 of the US Internal Revenue Code of 1986, as amended, whether or not subject to the said Section 4975, including without limitation individual retirement accounts and Keogh plans; or

(iii) entity whose underlying assets include the assets of any plan described in (i) or (ii) above by reason of the plan's investment in such entity (including but not limited to an insurance company general account);

"Board"	the board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;
"British Isles"	the United Kingdom, the Isle of Man, the Republic of Ireland and the Channel Islands;
"certificated"	in relation to a share, a share which is recorded in the Register as being held in certificated form;
"Chairman"	the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company;
"clear days"	(in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Communication"	includes a communication comprising sounds or images or both and a communication effecting a payment;
"Company"	HIRCO PLC ;
"Director"	a director for the time being of the Company;
"disenfranchisement notice"	as defined in Article 77.4 (Disenfranchisement notice);
"dividend"	a distribution or a bonus;
"Deputy Chairman"	the deputy chairman (if any) of the Board or, where the context requires, the deputy chairman of a general meeting of the Company;
"the elected Ordinary Shares"	as defined in Article 142.1 (h) (Authority to pay scrip dividends);
"Electronic Communication"	has the meaning ascribed to the term "electronic communication" in the Electronic Transactions Act 2000;

"equity share capital" means in relation to a company, its issued share capital excluding any part thereof which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

"ERISA" the United States Employee Retirement Income Security Act 1974;

"execution" any mode of execution (and **"executed"** shall be construed accordingly);

"Executive Officer" the chief executive officer, the chief financial officer and any other officer or manager of the Company in charge of a principal business unit, division or function (such as sales, administration or finance) or any other officer or manager of the Company, or any subsidiary of the Company, who performs a policy making function for the Company

"Group" the Company and its subsidiaries from time to time, and **"Group Company"** means any company in the Group;

"holder" (in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders of that share;

"Information Notice" means a notice served upon a member by the Board requiring such member to disclose to the Board in writing within such period (being not less than ten days and not more than thirty days from the date of despatch) as may be specified in such notice any of the following information in relation to any or all of shares registered in such member's name at the date of the notice:

(a) any beneficial interest of any third party in the Ordinary Shares the subject of the notice;

(b) any other interest of any kind whatsoever which a third party may have in the Ordinary Shares;

"the London Stock Exchange" London Stock Exchange Plc or such other principal stock exchange in the United Kingdom for the time being;

"member" a member of the Company or, where the context requires, a member of the Board or of any committee;

"Office" the registered office for the time being of the

Company;

"Operator"	the operator as defined in the Uncertificated Regulations of the relevant Uncertificated System;
"Ordinary Shares"	Ordinary Shares of £0.01 each in the capital of the Company;
"paid up"	paid up or credited as paid up;
"Participating Security"	a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of an Uncertificated System in accordance with the Uncertificated Regulations;
"person entitled by transmission"	a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the Register;
"Plan Asset Regulation"	29 C.F.R. §2510.3-101 promulgated by the U.S. Government's Department of Labour;
"prescribed period"	in a case where the relevant shares represent at least 0.25 per cent in nominal value of their class, 14 days and in any other case, 28 days;
"Principal Act"	the Companies Act 1931;
"recognised investment exchange"	as defined in section 285 of the UK Financial Services and Markets Act 2000 (an Act of Parliament);
"the record date"	as defined in Article 145 (Record dates);
"Register"	the register of members of the Company to be kept pursuant to section 96 of the Principal Act or, as the case may be, any overseas branch register kept pursuant to Article 110 (Overseas registers);
"Regulation S"	Regulation S promulgated under the US Securities Act of 1933, as amended;
"the relevant shares"	as defined in Article 77.4 (Disenfranchisement notice);
"Seal"	the common seal of the Company;
"Secretary"	the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of the Act) a joint, temporary, assistant or deputy secretary;
"share"	a share in the capital of the Company;
"uncertificated"	in relation to a share, a share to which title may be

	transferred by means of an Uncertificated System in accordance with the Uncertificated Regulations;
"Uncertificated System"	a relevant system as defined in the Uncertificated Regulations (and including, in particular, at the date of adoption of these Articles the CREST UK system);
"Uncertificated Regulations"	the Uncertificated Securities Regulations 2005 (as amended or replaced from time to time);
"UK Act"	means subject to paragraph 2.3 of this Article (Statutory Provisions) the UK Companies Act 1985 (as amended);
"United Kingdom" or **"UK"**	Great Britain and Northern Ireland;
"UK Listing Authority"	the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 (an Act of Parliament);
"U.S."	the United States of America;
"a withdrawal notice"	as defined in Article 77.5 (Withdrawal notice); and
"writing or written"	printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form.

2.2 *General interpretation*

Unless the context otherwise requires:

(a) words in the singular include the plural and vice versa;

(b) words importing the masculine gender include the feminine gender;

(c) a reference to a person includes a body corporate and an unincorporated body of persons;

(d) a reference to an Uncertificated System is a reference to the Uncertificated System in respect of which the particular share or class of shares or renounceable right of allotment of a share is a Participating Security.

2.3 *Statutory provisions*

A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 *The Act*

Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act.

2.5 ***Resolutions***

Where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

2.6 ***Headings***

The headings are inserted for convenience only and shall not affect the construction of these Articles.

3. **Registered office**

The Office shall be at such place in the Isle of Man as the Board shall from time to time appoint.

B. **Share capital**

4. **Authorised share capital**

The authorised share capital of the Company at the date of the adoption of these Articles is £1,000,000 divided into 100,000,000 Ordinary Shares.

5. **Allotment**

5.1 Subject as indicated in Article 5.2, and unless the Company shall by special resolution otherwise direct, unissued shares in the capital of the Company shall only be allotted for cash in accordance with the provisions of this Article:

5.1.1 all shares to be allotted (the **"offer shares"**) shall first be offered to the members of the Company who the Directors determine can be offered such shares without the Company incurring securities offering compliance costs which, in the opinion of the Directors, would be burdensome given the number of members in the relevant jurisdiction in relation to which such compliance costs would be incurred (the **"relevant members"**);

5.1.2 the offer to relevant members set out in sub-Article 5.1.1 (the **"offer"**) shall be made in proportion to the existing holdings of shares of relevant members;

5.1.3 the offer shall be made by written notice (the **"offer notice"**) from the Directors specifying the number and price of the offer shares and shall invite each relevant member to state in writing within a period, not being less than 28 days, whether they are willing to accept any offer shares and, if so, the maximum number of offer shares they are willing to take;

5.1.4 at the expiration of the time specified for acceptance in the offer notice the Directors shall allocate the offer shares to or amongst the relevant members who shall have notified to the Directors of their willingness to take any of the offer shares but so that no relevant member shall be obliged to take more than the maximum number of shares notified by him under sub-Article 5.1.3;

5.1.5 if any offer shares remain unallocated after the offer, the Directors shall be entitled to allot, grant options over or otherwise dispose of those shares to such persons on such terms and in such manner as they think fit save that

those shares shall not be disposed of on terms which are more favourable to their subscribers than the terms on which they were offered to the relevant members.

5.2 The provisions of Article 5.1 shall not, for the avoidance of doubt, apply to the allotment of any shares for a consideration other than cash, and, accordingly, the Directors may allot or otherwise dispose of any unissued shares in the capital of the Company for a consideration other than cash to such persons at such times and generally on such terms as they may think fit.

6. **Power to attach rights and issue redeemable shares**

6.1 ***Rights attaching to shares***

Subject to the provisions of the Act and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions whether in regard to dividends, voting, transfer, return of capital or otherwise as the Company may from time to time by ordinary resolution determine or if no such resolution has been passed or so far as the resolution does not make specific provision as the Board may determine.

6.2 ***Power to issue redeemable shares***

Subject to the provisions of the Act and to any special rights for the time being attached to any existing shares, any share may be issued which is or at the option of the Company or of the holder of such share liable to be redeemed.

6.3 ***Redemption dates***

The date on which or by which, or dates between which, any redeemable shares are to be or may be redeemed may be fixed by the Directors and in such a case must be fixed by the Directors before the shares are issued. Unless otherwise specified in these Articles, the amount payable on redemption of any redeemable shares shall be the nominal value of such shares.

7. **Share warrants**

The Company shall have no power to issue any warrants stating that the bearer thereof is entitled to the shares specified therein.

8. **Commission and brokerage**

The Company may exercise the powers conferred by the Act to pay commissions or brokerage to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company to the full extent permitted by the Act. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

9. **Trusts not to be recognised**

Except as otherwise expressly provided by these Articles, as required by law or as

ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share or any interest in any fractional part of a share except an absolute right of the holder to the whole of the share.

10. **Renunciation of shares**

Subject to the provisions of the Act and of these Articles, the Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation of it by the allottee in favour of some other person and may accord to any allottee of a share the right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

11. **Increase, consolidation, cancellation and sub division**

The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and/or divide, re-designate or convert all or any of its share capital into shares of larger or smaller nominal amount, or into different classes of shares than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Act, sub-divide its shares or any of them into shares of smaller nominal value than is fixed by the memorandum of association and may by such resolution determine that as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

12. **Fractions**

12.1 *Power to deal with fractional entitlements*

Whenever as the result of any consolidation, division or sub-division of shares any member would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and in particular (but without prejudice to the generality of the foregoing):

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders into a single consolidated share and the Board may on behalf of all such holders, sell such consolidated share for the best price reasonably obtained to any person (including the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than

£3 or such other sum as the Board may from time to time determine may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation), and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share.

12.2 *Sale of fractions*

For the purposes of any sale of consolidated shares pursuant to Article 12.1 (Power to deal with fractional entitlements), the Board may in the case of certificated shares authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser or in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale), and the transferee shall not be bound to see to the application of the purchase money in respect of any such sale, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale or transfer and any instrument or exercise shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

13. **Reduction of capital**

Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any undistributable reserve in any manner.

14. **Purchase of own shares**

14.1 *Power to enter into share buy back agreements*

Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may enter into any contract for the purchase of any of its own shares of any class (including any redeemable shares) and any contract under which it may, subject to any conditions, become entitled or obliged to purchase all or any of such shares. Any shares to be so purchased may be selected in any manner whatsoever provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders to convert into equity share capital of the Company then no such purchase shall take place unless it has been sanctioned by a special resolution passed at a separate general meeting (or meetings if there is more than one class) of the holders of such class of convertible shares.

14.2 *Class rights*

Notwithstanding anything to the contrary contained in these Articles, the rights attached to any class of shares shall be deemed not to be varied by anything done by the Company or the Directors pursuant to this Article.

C. Variation of class rights

15. Sanction to variation

Subject to the provisions of the Act, if at any time the share capital of the Company is divided into shares of different classes any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than 3 quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles (but not otherwise). The foregoing provisions of this Article shall apply also to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied. Subject to the terms of issue or the rights attached to any shares the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the Board resolving that a class of shares is to become or to cease to be a Participating Security.

16. Class meetings

All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares save that:

(a) the quorum at every such meeting shall be not less than 2 persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class;

(b) every holder of shares of the class present in person or by proxy may demand a poll;

(c) each such holder shall on a poll be entitled to one vote for every share of the class held by him; and

(d) if at any adjourned meeting of such holders, such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

17. Deemed variation

Subject to the terms on which any shares may be issued, the rights or privileges attached to any class of shares shall be deemed to be varied or abrogated by the reduction of the capital paid up on such shares or by the allotment of further shares ranking in priority for the payment of a dividend or in respect of capital or howsoever or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares but shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the purchase or redemption by the Company of its own shares in accordance with the provisions of the Act and these Articles.

D. Share certificates

18. Right to certificates

18.1 *Issue of certificates*

Save as provided by law, on becoming the holder of any certificated share every person shall be entitled without charge to have issued within 2 months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the certificated shares of any one class registered in his name and to a separate certificate for each class of certificated shares so registered. Such certificate shall specify the number, class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up on them and shall be issued either under the Seal (which may be affixed to it or printed on it) or in such other manner having the same effect as if issued under a seal and, having regard to the provisions of the Act and the rules and regulations applicable to the recognised investment exchange(s) to which the Company's shares are admitted, as the Board may approve.

18.2 *Distinguishing numbers*

If and so long as all the issued shares of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

18.3 *Joint holders*

The Company shall not be bound to issue more than one certificate in respect of certificated shares held jointly by 2 or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

18.4 *Balancing certificates*

Save as provided by law, where a member has transferred part only of the shares comprised in a certificate he shall be entitled without charge to a certificate for the balance of such certificated shares.

18.5 *Restrictions on certificates*

No certificate shall be issued representing certificated shares of more than one class.

19. Replacement certificates

19.1 *Consolidation of certificates*

Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu, subject to the payment of such reasonable fee, if any, as the Board may determine, on surrender of the original certificates for cancellation.

19.2 *Splitting share certificates*

If any member shall surrender for cancellation a share certificate representing certificated shares held by him and request the Company to issue in lieu two or more share certificates representing such certificated shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request subject to the payment of such fee (if any) as it may determine.

19.3 *Renewal or replacement*

Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses (including those incurred by the Company in investigating such evidence and preparing such indemnity and security) as the Board may decide, and on surrender of the original certificate (where it is defaced or worn out) but without any further charge.

In the case of shares held jointly by several persons, any such request as is mentioned in this Article 19 (Replacement certificates) may be made by any one of the joint holders.

20. **Uncertificated shares**

20.1 *Participating security*

The Board may resolve that a class of shares is to become, or is to cease to be, a Participating Security and may implement such arrangements as it thinks fit in order for any class of shares to be admitted to settlement by means of an Uncertificated System. Shares of a class shall not be treated as forming a separate class from other shares of the same class as a consequence only of such shares being held in uncertificated form. Any share of a class which is a Participating Security may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Regulations. For any purpose under these Articles, the Company may treat a member's holding of uncertificated shares and of certificated shares of the same class as if they were separate holdings, unless the Board otherwise decides.

20.2 *Application of Articles*

These Articles apply to uncertificated shares of a class which is a Participating Security only to the extent that these Articles are consistent with the holding of such shares in uncertificated form, with the transfer of title to such shares by means of the Uncertificated System and with the Uncertificated Regulations.

20.3 *Board regulations*

The Board may lay down regulations not included in these Articles which:

(a) apply to the issue, holding or transfer of uncertificated shares (in addition to or in substitution for any provisions in these Articles);

(b) set out (where appropriate) the procedures for conversion and/or redemption of uncertificated shares; and/or

(c) the Board considers necessary or appropriate to ensure that these Articles are consistent with the Uncertificated Regulations and/or the Operator's

rules and practices

such regulations will apply instead of any relevant provisions in these Articles which relate to certificates and the transfer, conversion and redemption of shares or which are not consistent with the Uncertificated Regulations, in all cases to the extent (if any) stated in such regulations. If the Board makes any such regulations, Article 20.2 will (for the avoidance of doubt) continue to apply to these Articles, when read in conjunction with those regulations.

20.4 *Instructions via an uncertificated system*

Any instruction given by means of an Uncertificated System as referred to in these Articles shall be a dematerialised instruction given in accordance with the Uncertificated Regulations, the facilities and requirements of the Uncertificated System and the Operator's rules and practices.

20.5 *Forfeiture and sale*

Where the Company is entitled under the Act, the Operator's rules and practices, these Articles or otherwise to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares of a class which is a Participating Security which are held in uncertificated form, the Board may take such steps (subject to the Uncertificated Regulations and to such rules and practices) as may be required or appropriate, by instruction by means of an Uncertificated System or otherwise, to effect such disposal, forfeiture, enforcement or sale including by (without limitation):

(a) requesting or requiring the deletion of any computer-based entries in the Uncertificated System relating to the holding of such shares in uncertificated form;

(b) altering such computer-based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;

(c) requiring any holder of such shares, by notice in writing to him, to change his holding of such uncertificated shares into certificated form within any specified period;

(d) requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;

(e) otherwise rectify or change the Register in respect of any such shares in such manner as the Board considers appropriate (including, without limitation, by entering the name of a transferee into the Register as the next holder of such shares); and/or

(f) appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares from uncertificated form to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).

E. Lien on shares

21. Lien on shares not fully paid

The Company shall have a first and paramount lien on any of its shares which are not fully paid, but only to the extent and in the circumstances permitted by law. The lien shall also extend to all distributions and other moneys from time to time declared or payable in respect of such share. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

22. **Enforcement of lien by sale**

22.1 ***Power of sale***

The Company may sell in any manner decided by the Board all or any of the shares subject to any lien at such time or times and in such manner as it may determine, save that no sale shall be made until such time as the moneys in respect of which such lien exists or some part of them are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due, or specifying the liability or engagement and demanding payment or fulfilment or discharge of them, and giving notice of intention to sell in default, shall have been served on the holder or the persons (if any) entitled by transmission to the shares and default in payment, fulfilment or discharge shall have been made by him or them for 14 clear days after service of such notice.

22.2 ***Title***

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share.

22.3 ***Perfection of transfer***

For giving effect to any such sale, the Board may in the case of certificated shares authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct and in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The purchaser shall not be bound to see to the application of the purchase money in respect of any such sale and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale. Any instrument or exercise shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to the shares to which it relates.

23. **Application of proceeds of sale**

The net proceeds of any sale of shares subject to any lien after payment of the costs shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (in the case of certificated shares) on surrender to the Company for cancellation of the certificate for the shares sold and in all cases subject to a like

lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale be paid to the holder of (or the person (if any) entitled by transmission to) the shares immediately prior to sale.

F. Calls on shares

24. Calls

Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares or any class of shares held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue provided that no call on any share shall be payable within one month from the date fixed for the payment of the last preceding call. Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may before receipt by the Company of any sum due under it be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of them.

25. Interest on calls

If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay all reasonable costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or, if no rate is so fixed, at such rate, not exceeding 15 per cent per annum, as the Board shall determine and specify in the notice of the call. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

26. Rights of member when call unpaid

No member shall be entitled to receive any dividend or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum or to exercise any other privilege as a member unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

27. Sums due on allotment treated as calls

Any sum payable in respect of a share on allotment or at any fixed date whether in respect of the nominal value of the share or by way of premium or as an instalment of a call shall for all purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of allotment or in the

notice of call, it becomes payable. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call duly made and notified.

28. **Power to differentiate**

The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

29. **Payment in advance of calls**

The Board may if it thinks fit receive from any member willing to advance it all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made at such rate not exceeding 15 per cent as the Board may decide until and to the extent that it would, but for the advance, become payable. The Board may at any time repay the amount so advanced on giving to such member not less than 3 months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No sum paid in advance of calls shall entitle the holder of a share in respect of them to any portion of a dividend subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

G. **Forfeiture of shares**

30. **Notice if call not paid**

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment the Board may at any time serve a notice in writing on such member, or on any person entitled to the shares by transmission, requiring payment, on a date not less than 14 clear days from the date of the notice, of the amount unpaid and any interest which may have accrued on it and any reasonable costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

31. **Forfeiture for non-compliance**

If the notice referred to in Article 30 (Notice if call not paid) is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture, and shall be deemed to occur at the time of the passing of the said resolution of the Board.

32. **Notice after forfeiture**

When any share has been forfeited notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date of it shall forthwith be made in the

Register in respect of such share together with a note that dealings are not permitted in the share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

33. **Forfeiture may be annulled**

The Board may at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

34. **Surrender**

The Board may accept a surrender of any share liable to be forfeited under these Articles upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited. In such case, references in these Articles to forfeiture shall include surrender.

35. **Disposal of forfeited shares**

Every share which shall be forfeited may, subject to the provisions of the Act, be sold, re-allotted or otherwise disposed of either to the person who was before forfeiture its holder or entitled to it or to any other person on such terms and in such manner as the Board shall determine and, in the case of re-allotment, whether with or without all or any part of the amount previously paid up on the share being treated as so paid up. The Board may, for the purposes of the disposal in the case of certificated shares, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect of it and may issue a new certificate to the transferee in respect of certificated shares transferred to it. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of or the person entitled by transmission to the share. In the case of uncertificated shares the Board may exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The Company may, if the Board considers it just and equitable to do so, receive the consideration (if any) given for the share on its disposal.

36. **Effect of forfeiture**

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall in the case of a certificated share surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable (unless payment is waived in whole or in part by the Directors) to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest on them from the date of the forfeiture to the date of payment at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at such rate not exceeding 15 per cent per annum as the Board may determine, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on the disposal.

37. **Extinction of claims**

The forfeiture of a share shall include all dividends and other payments or distributions declared in respect of the forfeited shares and not paid or distributed before forfeiture.

38. **Evidence of forfeiture**

A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles and stating the date on which it was forfeited shall as against all persons claiming to be entitled to the share adversely to its forfeiture, be conclusive evidence of the facts stated in it. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on its sale or disposition and a certificate for the share under the Seal delivered to the person to whom it is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer in the case of a certificated share, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

H. **Transfer of shares**

39. **Form of transfer**

Each member may transfer all or any of his shares in the case of certificated shares by instrument of transfer in writing in any usual form or in any form approved by the Board or in the case of uncertificated shares without a written instrument in accordance with the Uncertificated Regulations. Any written instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

40. **Right to refuse registration**

40.1 ***Registration of certificated share transfer***

The Board may in its absolute discretion and without giving any reason refuse to register any transfer of a certificated share unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of a share on which the Company has no lien;

(c) it is in respect of only one class of shares;

(d) it is in favour of a single transferee or not more than four joint transferees;

(e) it is duly stamped (if so required); and

(f) it is delivered for registration to the Office, or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer where a certificate has not been required to be issued) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or if the transfer is executed by some other person on his behalf, the authority of that person to do so

provided that such discretion may not be exercised in such a way as to prevent dealings in such shares from taking place on an open and proper basis.

40.2 *Registration of an uncertificated share transfer*

The Board shall register a transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form in accordance with the Uncertificated Regulations, except that the Board may refuse (subject to any relevant requirements applicable to the recognised investment exchange(s) to which the shares of the Company are admitted) to register any such transfer or renunciation which is in favour of more than 4 persons jointly or in any other circumstance permitted by the Uncertificated Regulations.

40.3 *Transfers to minors, bankrupts or mentally disordered persons*

No transfer of any share shall be made:

(a) to a minor; or

(b) to a bankrupt; or

(c) to any person who is, or may be, suffering from mental disorder and either:

(i) has been admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 (an Act of Parliament) or any similar statute relating to mental health (whether in the United Kingdom, the Isle of Man or elsewhere); or

(ii) an order has been made by any court having jurisdiction (whether in the United Kingdom, the Isle of Man or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs

and the Directors shall refuse to register the purported transfer of a share to any such person.

41. **Notice of refusal**

If the Board refuses to register a transfer of a share it shall, within 2 months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. All instruments of transfer which are registered may be retained by the Company.

42. **Closing of register**

The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine (subject to the Uncertificated Regulations in the case of any shares of a class which is a Participating Security). Notice of closure of the Register shall be given in accordance with the requirements of the Act.

43. **No fees on registration**

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

44. **Recognition of renunciation of allotment of shares**

Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

I. **Transmission of shares**

45. **On death**

If a member dies the survivors or survivor where he was a joint holder and his executors or administrators where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

46. **Election of person entitled by transmission**

Any person entitled to a share by transmission, may, on such evidence as to his title being produced as the Board may reasonably require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself he shall give written notice signed by him to the Company to that effect. If he elects to have some other person registered he shall, in the case of a certificated share, execute an instrument of transfer of such shares to that person and, in the case of an uncertificated share, either procure that all appropriate instructions are given by means of the Uncertificated System to effect the transfer of such share to such person or change the uncertificated share to certificated form and then execute an instrument of transfer of such share to such person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice, instrument of transfer or instructions (as the case may be) as if it were an instrument of transfer executed or instructions given by the member and his death, bankruptcy or other event had not occurred and any notice or transfer were executed by such member. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall, within 2 months after proof, cause the entitlement of that person to be noted in the Register.

47. **Rights on transmission**

Where a person is entitled to a share by transmission, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share except that he shall not before he is registered as the holder of the share be entitled in respect of it to give notice of or to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

J. **General meetings**

48. **Annual general meetings**

Subject to the provisions of the Act, annual general meetings shall be held at such time and place as the Board may determine.

49. **Extraordinary general meetings**

All general meetings other than annual general meetings, shall be called extraordinary general meetings.

50. **Convening of extraordinary general meeting**

The Board may convene an extraordinary general meeting whenever it thinks fit. At any meeting convened on such requisition (or any meeting requisitioned pursuant to section 113 of the Principal Act) no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not within the Isle of Man sufficient members of the Board to convene a general meeting, any Director or any member of the Company may call a general meeting.

51. **Notice of general meetings**

51.1 ***Length of notice***

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution appointing a person as a Director or (save as provided by the Act) a resolution of which special notice has been given to the Company shall be convened by not less than 21 clear days' notice in writing. Other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing.

51.2 ***Form of notice***

Every notice convening a general meeting shall specify:

(a) whether the meeting is an annual general meeting or an extraordinary general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

51.3 *Entitlement to receive notice*

The notice shall be given to the members (other than any who under the provisions of these Articles or of any restrictions imposed on any shares are not entitled to receive notice from the Company), to the Directors and to the Auditors and if more than one for the time being, to each of them.

52. **Omission to send notice**

The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an instrument of proxy, to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

53. **Special business**

All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and other documents required to be attached or annexed to the accounts;

(c) the election or re-election of Directors;

(d) the fixing of the Directors fees pursuant to Article 96 (Directors' fees); and

(e) the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed.

K. **Proceedings at general meetings**

54. **Quorum**

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the Meeting. Subject to the provisions of Article 55 (If quorum not present), 2 persons entitled to attend and to vote on the business to be transacted, each being a member present in person or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

55. **If quorum not present**

If within 15 minutes (or such longer interval not exceeding one hour as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine, being not less than 14 nor more than 28 days thereafter. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting one member present in person or by proxy or (being a corporation) by a duly authorised representative shall be a quorum. If no such quorum is present or, if during the adjourned meeting a quorum ceases to be present, the adjourned meeting shall be dissolved. The Company shall give at least 7 clear days' notice of any meeting adjourned through lack of quorum (where such meeting is adjourned to a day being not less than 14 nor more than 28 days thereafter).

56. **Security and meeting place arrangements**

56.1 ***Searches***

The Board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to such general meeting to any member or proxy who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

56.2 ***Inadequate meeting place***

If it appears to the Chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall nevertheless be duly constituted and its proceedings valid provided that the Chairman is satisfied that adequate facilities are available to ensure that any member who is unable to be accommodated is nonetheless able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, and to be heard and seen by all other persons so present in the same manner.

57. **Chairman**

The Chairman of the Board shall preside as Chairman at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within 15 minutes after the time appointed for holding the meeting or shall be unwilling to act as Chairman, the deputy Chairman (if any) of the Board shall if present and willing to act preside as Chairman at such meeting. If no Chairman or deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If no Director is willing to act as Chairman of the meeting or, if no Director is present within 15 minutes of the time appointed for holding the meeting, the members present and entitled to vote shall choose

one of their number to be Chairman of the meeting.

58. **Director may attend and speak**

A Director shall notwithstanding that he is not a member be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.

59. **Power to adjourn**

The Chairman of the general meeting may, with the consent of a meeting at which a quorum is present, and shall if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as he shall determine. However, without prejudice to any other power which he may have under these Articles or at common law the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting or to ensure that the business of the meeting is otherwise properly disposed of.

60. **Notice of adjourned meeting**

Where a meeting is adjourned indefinitely the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for 14 days or more or indefinitely, 7 clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

61. **Business of adjourned meeting**

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

L. **Voting**

62. **Method of voting**

At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands unless (before or immediately after the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least 2 members present in person or by proxy having the right to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one tenth of the voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

63. **Chairman's declaration conclusive on show of hands**

Unless a poll is duly demanded and the demand is not withdrawn a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive, and an entry to that effect in the book containing the minutes of proceedings of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

64. **Objection to error in voting**

No objection shall be raised to the qualification of any voter or to the counting of or failure to count any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that it is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

65. **Amendment to resolutions**

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment to it (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted on. In the case of a resolution duly proposed as an ordinary resolution, no amendment to it (other than a mere clerical amendment to correct a manifest error) may be considered or voted upon unless notice of such proposed amendment is given to the Office at least 48 hours prior to the time appointed for holding the relevant meeting or adjourned meeting or (in the absence of any such notice) the Chairman of the meeting in his absolute discretion rules that the amendment is fit for consideration at the meeting.

66. **Procedure on a poll**

66.1 *Timing of poll*

Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting

papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll as demanded, as the Chairman shall direct. The Chairman may, and if so directed by the meeting shall, appoint scrutineers who need not be members and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least 7 clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

66.2 *Continuance of the meeting*

The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn the meeting shall continue as if the demand had not been made.

66.3 *Withdrawal of demand for a poll*

The demand for a poll may before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made. If a demand is withdrawn, the persons entitled in accordance with Article 62 (Method of voting) may demand a poll.

66.4 *Voting on a poll*

On a poll votes may be given in person or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

67. **Votes of members**

67.1 *Number of votes*

Subject to the provisions of the Act and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall on a show of hands have one vote and on a poll every member present in person or by proxy or (being a corporation) by a duly authorised representative shall have one vote for each share of which he is the holder.

67.2 *Joint holders*

If 2 or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

67.3 *Receivers and other persons*

Where in the Isle of Man or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person authorised by a court or official, to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

68. **Casting vote**

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

69. **Restriction on voting rights for unpaid calls etc.**

No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares either in person or by proxy in respect of any share held by him or to exercise any right as a member unless all calls or other sums presently payable by him in respect of that share in the Company have been paid to the Company.

70. **Voting by proxy**

Any person (whether a member of the Company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment of it.

71. **Form of proxy**

The appointment of a proxy shall:

(a) be in any common form or in such other form as the Board may approve under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under its common seal or under the hand of some officer or attorney duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit, but shall not confer any further right to speak at the meeting except with the permission of the Chairman;

(c) unless the contrary is stated in it be valid as well for any adjournment of

the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

72. **Deposit of proxy**

The appointment of a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board shall:

(a) in the case of an instrument in writing, be deposited by personal delivery, post or facsimile transmission at the Office or at such other place within the Isle of Man as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of an appointment contained in an Electronic Communication, where an address has been specified for the purpose of receiving Electronic Communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an Electronic Communication to appoint a proxy issued by the Company in relation to the meeting

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it is demanded be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting;

and an appointment of a proxy not deposited, delivered or received in a manner so permitted shall be invalid. The Board may at its discretion treat a faxed or other machine made copy of a written instrument or Electronic Communication appointing a proxy as such an appointment for the purpose of this article. No appointment of a proxy shall be valid after the expiry of 12 months from the date named in it as the date of its execution except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

73. **More than one proxy may be appointed**

A member may appoint more than one proxy to attend on the same occasion.

When 2 or more valid but differing appointments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered, none of them shall be treated as valid in respect of that share.

74. **Board may supply proxy cards**

The Board shall at the expense of the Company send by post or otherwise forms of appointment of proxy (reply-paid or otherwise) with the notice convening any general meeting to members entitled to vote at the meeting. Such forms of appointment of proxy shall provide for voting both for and against all resolutions to be proposed at the meeting other than the resolutions relating to the procedure of the meeting. The accidental omission to send an appointment of proxy or the non receipt of it by any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

75. **Revocation of proxy**

A vote given or poll demanded in accordance with the terms of an appointment of a proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of the proxy, or of the authority under which the appointment of the proxy was executed or the transfer of the share in respect of which the appointment of the proxy is given unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place as has been appointed for the deposit of written appointments of proxy or, where the appointment of the proxy is contained in an Electronic Communication, at the address at which such appointment was received at least 48 hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

In this Article, "address" in relation to Electronic Communications includes any number, electronic mail address or other address used for the purposes of such communications.

76. **Corporate representative**

(a) A corporation (whether or not a company within the meaning of the Act) which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative (or as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it and all references to attendance and voting in person shall be construed accordingly. A certified copy of such a resolution shall be deposited at the office not less than 48 hours before the time appointed for holding the meeting or first meeting at which the person so authorised is to act, or, in the case of a poll taken subsequent to the meeting or first meeting, not less than 24 hours before the time appointed

for the taking of the poll, and unless such certified copy of such resolution is so deposited the authority granted by such resolution shall not be treated as valid. Where certified copies of 2 or more valid but differing resolutions authorising any person or persons to act as the representative of any corporation pursuant to this Article 76 at the same meeting in relation to the same share are deposited at the office, the resolution, a certified copy of which is deposited with the Company (in accordance with this Article 76) last in time (regardless of the date of such certified copy or of the date upon which the resolution set out there was passed), shall be treated as revoking and replacing all other such authorities as regards that share but if the Company is unable to determine which of any such 2 or more valid but differing resolutions was the one so deposited last in time, none of them shall be treated as valid in respect of that share. The authority granted by any such resolution shall, unless the contrary is stated in the certified copy thereof deposited with the Company pursuant to this Article, be treated as valid for any adjournment of any meeting at which such authority may be used as well as at such meeting.

(b) A corporation which is a member of the Company who holds different classes of shares may so authorise one or more different persons for each class of share held.

77. Disclosure of substantial interests

77.1 Disclosure of substantial interests in shares

(a) Every person who, at the date on which this Article comes into force, is to his knowledge interested in three per cent. or more of the issued shares of any relevant class of shares of the Company, shall within 30 days after that date give to the Company notice in writing of that fact, specifying:

(i) the amount of shares of the relevant class in which he was to his knowledge interested at that date; and

(ii) so far as known to him, the identity and address of each registered holder of those shares and the amount of those shares held by each such holder at that date.

(b) Every person who, at any time after the date on which this Article comes into force, to his knowledge becomes interested, or becomes aware that he is or has become interested, in three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company, shall be under obligation to give to the Company notice in writing of that fact, specifying:

(i) the amount of shares of the relevant class in which he was to his knowledge interested immediately after the obligation arose; and.

(ii) so far as known to him, the identity and address of each registered holder of those shares and the amount of shares then held by each such holder.

(c) Every person who, at any time after the date on which this Article comes into force, ceases to be interested, or becomes aware that he has ceased to be interested, in three per cent. or more of the shares for the time being in

issue of any relevant class of shares of the Company, shall be under an obligation to give to the Company notice in writing of that fact.

(d) Where:

(i) a person is to his knowledge, interested in three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company; and

(ii) there occurs to his knowledge, or he becomes aware that there has occurred, a change in his percentage interest in the shares of that class for the time being in issue;

that person shall be under an obligation to give to the Company notice in writing of the change, specifying:

(A) the amount of shares of the relevant class in which he was to his knowledge interested immediately after the obligation arose; and

(B) so far as known to him, the identity and address of each registered holder of such shares and the amount of shares then held by each such holder.

(e) An obligation to give a notice to the Company under Article 77.1(b), 77.1(c) or 77.1(d) of this Article shall be fulfilled before the end of the second working day after the day on which it arises.

(f) Every person who is to his knowledge interested in three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company shall for as long as he remains so interested be under a continuing obligation to give to the Company notice in writing of the particulars in relation to those shares specified in Article 77.1(d)(B) and of any change in those particulars, of which he becomes aware at any time after the event (or if more than one the most recent event) by virtue of which he became obliged by the preceding provisions of this Article to give notice to the Company of his interest. A notice given under this Article shall be given before the end of the second working day after the day on which the person giving the notice becomes aware of the relevant facts.

(g) A notice given to the Company under any of the preceding provisions of this Article by a person who is for the time being a party to an agreement to which Article 77.3(c) applies shall:

(i) state that he is a party to such an agreement;

(ii) include the names and (so far as known to him) the addresses of the other parties to the agreement, identifying them as such; and

(iii) state whether any of the shares to which the notice relates are shares in which he is interested by virtue of 77.3(c) and, if so, the amount of such share.

(h) Where a person gives a notice to the Company under Article 77.1(c) in

consequence of his having ceased to be interested in any shares by virtue of the fact that he or any other person has ceased to be a party to an agreement to which 77.3(c) applies, the notice shall include a statement that he or that other person has ceased to be a party to the agreement (as the case may require) and also (in the latter case) the name and (if known to him) the address of that other person.

77.2 *Register of substantial interests*

(a) The Directors shall keep a register for the purposes of Article 77.1 (in this Article hereafter referred to as "the Register of Substantial Interests") and shall procure that, whenever the Company receives information from a person in consequence of the fulfilment of an obligation imposed on him by that Article, that information is within three working days thereafter inscribed in the Register of Substantial Interests against that person's name, together with the date of the inscription.

(b) Unless the Register of Substantial interests is in such a form as to constitute an index, the Directors shall ensure that the Register of Substantial Interests is made up in such a way that the entries against the respective names entered in it appear in chronological order.

(c) The Directors shall cause to be maintained an index of the names entered in the Register of Substantial Interests, containing in relation to each such name a sufficient indication to enable the information entered against it to be readily found, and shall procure that within 10 days after the date on which a name is entered in the Register of Substantial Interests any necessary alteration is made in the index.

(d) The Register of Substantial Interests shall be kept at the Office.

(e) The Register of Substantial Interests shall be open to inspection in the same manner as the Register in accordance with these Articles.

77.3 *Interpretation of Articles 77.1 to 77.2*

(a) In Articles 77.1 to 77.2 of these Articles and this Article:

(i) "working day" means a day which is not a Saturday, a Sunday, Christmas Day, Good Friday or a bank holiday in the Isle of Man;

(ii) a person's percentage interest in shares of any class is to be determined by expressing the aggregate nominal value of the shares of that class in which that person is for the time being interested as a percentage of the nominal value of the shares of that class then in issue and rounding that figure down, if it is not a whole number, to the nearest whole number; and

(iii) "shares of a relevant class" means:

(A) shares of a class carrying the right to vote in all circumstances at general meetings of the Company; and

(B) shares of a class which, whether presently or at a future date or contingently, is convertible into, or carries any right to

subscribe for, share falling within (A) above;

and it is for this purpose irrelevant that the holders of some or all of the shares of a class are for the time being not entitled, as a result of the service of a disenfranchisement notice under Article 77.4, to vote at general meetings of the Company.

(b) For the purposes of Articles 77.1 to 77.2 a person is to be treated as interested in a share if, but only if:

(i) he would be treated as so interested for the purposes of Part VI of the UK Act if section 203, section 208 and section 209 (but not section 205) of the UK Act applied to the Company; or

(ii) he is to be so treated by virtue of Article 77.3(c).

(c) For the purposes of any obligation of any person to give a notice to the Company under Article 77.1, or to give to the Directors any information under Article 77.4:

(i) any person who is a party to an agreement to which this paragraph applies is to be treated as interested in shares in which any other party to that agreement is interested apart from the agreement (whether or not the interest of the other party in question was acquired, in pursuance of the agreement); and

(ii) an interest of the party to such an agreement in shares is an interest apart from the agreement if he has or is treated as having that interest otherwise than by virtue of the application of this paragraph in relation to that agreement (and accordingly includes an interest which he is treated as having by virtue of the reference to section 203 or section 208 of the UK Act in Article 77.3(b) or by virtue of the application of this paragraph in relation to another such agreement).

(d) Article 77.3(c) applies to any agreement to which section 204 of the UK Act would apply if the Company were a public company for the purposes of that section; and sub-sections 5 and 6 of that section shall be deemed to apply for the purpose of interpreting:

(i) the word "agreement" in this paragraph; and

(ii) references elsewhere in these Articles to an agreement to which Article 77.3(c) applies.

(e) The Company shall not by virtue of anything done for the purposes of Articles 77.1 to 77.2 or this Article be deemed to be affected with notice of, or put upon enquiry as to, the rights of any person in relation to any shares.

(f) References in this Article to any enactment include any statutory modification or re-enactment thereof for the time being in force.

77.4 ***Disenfranchisement notice***

The Board may at any time serve an Information Notice upon a member. If a

member has been issued with an Information Notice and has failed in relation to any shares the subject of the Information Notice (**"relevant shares"**) to furnish any information required by such notice within the time period specified therein, then the Board may at any time following 14 days from the expiry of the date on which the information required to be furnished pursuant to the relevant Information Notice is due to be received by the Board, serve on the relevant holder a notice (in this Article called a "**disenfranchisement notice**") whereupon the following sanctions shall apply:

(a) *Voting*

the member shall not with effect from the service of the disenfranchisement notice be entitled in respect of the relevant shares to be present or to vote (either in person or by representative or proxy) at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) *Dividends and transfers*

where the relevant shares represent at least 0.25 per cent. in nominal value of their class:

(i) any dividend or other money payable in respect of the relevant shares shall be withheld by the Company, which shall not have any obligation to pay interest on it and the member shall not be entitled to elect pursuant to Article 143 (Payment of scrip dividends) to receive shares instead of that dividend; and

(ii) subject in the case of uncertificated shares to the Uncertificated Regulations no transfer, other than an approved transfer, of any relevant shares held by the member shall be registered unless the member is not himself in default as regards supplying the information required pursuant to the relevant Information Notice and the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

77.5 ***Withdrawal notice***

The Company may at any time withdraw a disenfranchisement notice by serving on the holder of the shares to which the same relates a notice in writing to that effect (a "**withdrawal notice**").

77.6 ***Cessation of sanctions***

Where the sanctions under Article 77.4 (Disenfranchisement notice) apply in relation to any shares they shall cease to have effect:

(c) if the shares are transferred by means of an approved transfer;

(d) at the end of the period of one week (or such shorter period as the Board may determine) following receipt by the Company of the information required by the notice mentioned in Article 77.4 and the Board being fully satisfied that such information is full and complete; or

(e) on the date on which a withdrawal notice is served by the Company.

77.7 *Certificated form*

The Board may:

(f) give notice in writing to any member holding relevant shares in uncertificated form requiring the member to change his holding of such shares from uncertificated form into certificated form within a specified period and then to hold such relevant shares in certificated form until the issue of a withdrawal notice; and

(g) appoint any person to take any steps, by instruction by means of an Uncertificated System or otherwise, in the name of any holder of relevant shares as may be required to change such shares from uncertificated form into certificated form (and such steps shall be effective as if they had been taken by such holder).

77.8 *U.S. Restrictions*

Notwithstanding Article 77.4 (Disenfranchisement notice), if any shares are owned directly or beneficially by any person: (i) which may cause the Company to be required to be registered as an investment company under the U.S Investment Company Act of 1940 (as amended); or (ii) which may cause more than 25 per cent. (or such new ownership threshold that may be established by a change in the Plan Asset Regulation or other applicable law) of any class of the capital of the Company to be owned by Benefit Plan Investors or in some other way the Company may be deemed to be in jeopardy of being "plan assets" under the Plan Asset Regulation, the Directors may give notice to such person requiring that person either: (a) to provide the Directors within 30 days with sufficient satisfactory documentary evidence to satisfy the Directors that such: (A) person's holding of shares shall not cause the Company to be required to be registered as an investment company under the U.S. Investment Company Act of 1940 (as amended) or the Company's assets to be deemed to be "plan assets" under the Plan Asset Regulation; or (B) person is not a Benefit Plan Investor, whether or not a U.S. Person (as defined in Regulation S); or (b) to sell or transfer the shares to a person qualified to own the same within 30 days and within such 30 days to provide the Directors with satisfactory evidence of such sale or transfer. Otherwise, the relevant person may be deemed upon the expiration of the 30-day period by the Directors to have forfeited the shares. Periodic enquiries may be made of shareholders to determine whether the restriction set out in this Article may have been breached. Failure to respond to such enquiries may result in the forfeiture of the relevant shareholder's shares.

M. Untraced members

78. Power of sale

78.1 *Untraceable members*

The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(a) during the period of 12 years prior to the date of the publication of the

advertisements referred to in paragraph (b) (or if published on different dates, the earlier or earliest of them) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person provided that during such period of 12 years at least 3 cash dividends (whether interim or final) in respect of the shares in question have become payable and no such dividend during that period has been claimed by the person entitled to it;

(b) on or after expiry of the said period of 12 years the Company has given notice of its intention to sell such share by advertisements in both a national daily newspaper published in the United Kingdom and in a newspaper circulating in the area in which the last known address of such member or person appeared;

(c) the said advertisements, if not published on the same day, shall have been published within 30 days of each other;

(d) during the further period of 3 months following the date of publication of the said advertisements (or, if published on different dates the later or latest of them) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice in accordance with the regulations of the relevant regulatory authority of its intention to make such sale and shall, if appropriate, have obtained the approval of the relevant regulatory authority to the proposed form of the said advertisement, if shares of the class concerned are admitted to a securities list and/or a recognised investment exchange.

78.2 *Perfection of transfer*

To give effect to any sale of shares pursuant to this Article 78 the Board may in the case of certificated shares authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect of it and may issue a new certificate to the transferee and in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The purchaser shall not be bound to see to the application of the purchase moneys in respect of any such sale nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale or transfer. Any instrument or exercise shall be effective as if it had been executed or exercised by the holder of or the person entitled by transmission to the shares to which it relates.

78.3 *Additional shares*

If during the period of 12 years referred to in Article 78.1 (Untraceable members) or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 78.1 have been satisfied, any additional shares have been

issued in respect of those held at the beginning of such period or of any previously so issued during such period and all the requirements of paragraphs (b) to (d) of Article 78.1 have been satisfied in regard to such additional shares the Company shall also be entitled to sell the additional shares.

79. **Application of proceeds of sale**

The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect of it to a separate account. The Company shall be deemed to be a debtor to and not a trustee for such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

N. **Appointment, retirement and removal of directors**

80. **Number of Directors**

Unless and until otherwise determined by the Company by ordinary resolution the number of Directors (other than any alternate Directors) shall be not less than 2 or more than 12. A majority of the Directors shall at all times be resident outside the United Kingdom.

81. **Power of Company to appoint Directors and Entrenched Appointment Rights**

81.1 *Power of Company to appoint Directors*

Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy, or as an addition to the existing Board, and may also determine the rotation in which any additional Directors are to retire, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

81.2 *Entrenched appointment rights*

The following provisions shall apply in relation to the appointment of Niranjan Hiranandani and Mr K Gherda to the Board for so long as Liberty Hedge Ventures Limited (the "**Family Trust**") is the holder of any shares:

(a) the Family Trust may appoint Niranjan Hiranandani as a Director;

(b) the appointment of Niranjan Hiranandani shall be effected by a notice given to the Company sent to or left at the Office and signed by or on behalf of the Family Trust;

(c) the appointment of Niranjan Hiranandani shall take effect when the notice is received at the Office or, if later, with effect from the date and time stated in the notice;

(d) once appointed, Niranjan Hiranandani shall not be subject to retirement by rotation in accordance with these Articles; and

(e) if Mr K Gherda ceases to be a member of the Board, Niranjan Hiranandani or Priya Hiranandani shall be entitled to recommend his replacement to the Board. Provided that, following such a replacement, the Board shall continue to consist of a majority of independent non-executive directors, the Board must in good faith give due consideration to any such candidate and shall not be entitled to reject his/her candidacy on the basis of non-independence or other related party affiliation to Niranjan Hiranandani, Priya Hiranandani or the Family Trust. If the Board so acting does not approve any such candidate for approval, alternative candidates may be put forward on a like basis.

82. **Power of Board to appoint Directors**

Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the annual general meeting of the Company next following such appointment and shall then be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at that meeting. If not re-appointed at such annual general meeting, he shall vacate office at the conclusion thereof.

83. **Eligibility of new Directors**

No person other than a Director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than 7 nor more than 35 clear days before the date appointed for the meeting notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or re-appointment stating the particulars which would if he were so appointed or re-appointed be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or re-appointed is lodged at the Office.

84. **Share qualification**

A Director shall not be required to hold any shares.

85. **Resolution for appointment**

A resolution for the appointment of 2 or more persons as Directors by a single resolution shall not be moved unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it and any resolution moved in contravention of this provision shall be void. For the purpose of this Article, a resolution for approving a person's appointment or for nominating a person for appointment as a Director shall be treated as a resolution for his appointment.

86. **No retirement on account of age**

No person shall be or become incapable of being appointed or re-appointed a Director by reason of his having attained the age of 70 or any other age, nor shall any special notice be required in connection with the appointment, re-appointment or the approval of the appointment of such person. No Director shall vacate his office at any time by reason of the fact that he has attained the age of 70 or any other age.

87. **Retirement by rotation**

87.1 *Number of directors*

At every annual general meeting one third of the Directors who are subject to retirement by rotation or, if their number is not 3 or a multiple of 3, the number nearest to but not exceeding one third shall retire from office by rotation provided that if there is only one Director who is subject to retirement by rotation, he shall retire. For the avoidance of doubt, once appointed a Director Niranjan Hiranandani shall not be subject to retirement by rotation in accordance with this Article 87.

87.2 *Identity of directors*

Subject to the provisions of the Act and to the requirement of these Articles that a majority of the Directors shall at all times be resident outside the United Kingdom, the Directors to retire by rotation shall include (so far as is necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall (subject as aforesaid) be those of the other Directors subject to retirement by rotation who have been longest in office since their last appointment or re-appointment, but, as between persons who became or were last re-appointed Directors on the same day, those to retire shall (unless they otherwise agree among themselves and subject to the requirement that a majority of the Directors shall at all times be resident outside the United Kingdom) be determined by lot. A Director who retires (whether by rotation or otherwise) shall be eligible for re-election and may, if willing to act, be re-appointed. The Directors to retire on each occasion (both as to numbers and identity) shall be determined by the composition of the Directors at the date of the notice convening the annual general meeting and no Director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting..

87.3 *Re-appointment*

If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy created by his retirement, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost or if the retiring Director has given notice in writing to the Company that he is unwilling to be re-elected or where the default in filling the vacancy is due to the moving of a resolution in contravention of Article 85 (Resolution for Appointment) or where such Director has attained any retirement age applicable to him as a Director.

87.4 *Timing of retirement*

The retirement of any Director retiring at a general meeting in accordance with this Article shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost in which case the retirement shall take effect at the time of election of his replacement or the time of the losing of that resolution as the case may be. A retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

88. **Removal by ordinary resolution**

The Company may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and, without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire by rotation, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled by a casual vacancy.

89. **Vacation of office by Director**

Without prejudice to any provisions for retirement contained in these Articles the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting in which event he shall vacate that office on the service of that notice on the Company or at such later time as is specified in the notice or he offers in writing to resign from his office and the Directors resolve to accept such offer; or

(b) he ceases to be a Director by virtue of any provision of the Act, is removed from office pursuant to these Articles or becomes prohibited by law from being a Director; or

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally; or

(d) an order is made by any court of competent jurisdiction (whether in the Isle of Man, the United Kingdom or elsewhere) on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any statute for the time being in force in the Isle of Man or the United Kingdom relating to mental disorder or, in any other territory, in pursuance of an application for admission under analogous legislation or regulations and the Board resolves that his office be vacated; or

(e) he shall be absent, without the permission of the Board from Board meetings for 6 consecutive months (whether or not an alternate director

appointed by him attends) and the Board resolves that his office be vacated; or

(f) he is requested to resign by notice in writing addressed to him at his address as shown in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company); or

(g) he is convicted of an indictable offence and the Directors shall resolve that it is undesirable in the interests of the Company that he remains a Director of the Company; or

(h) the conduct of that Director (whether or not concerning the affairs of the Company) is the subject of either (i) an application by the Treasury pursuant to section 26 of the Companies Act 1992 to the Isle of Man High Court or (ii) an investigation by the police of any jurisdiction and the Board shall resolve that it is undesirable that he remains a Director; or

(i) notice is given to terminate his contract of employment or engagement with the Company where he is in breach of such contract; or

(j) he has been disqualified from acting as a director; or

(k) subsequent to his appointment, he becomes resident in the United Kingdom and as a result thereof the majority of the Directors are resident in the United Kingdom.

90. **Resolution as to vacancy conclusive**

A resolution of the Board declaring a Director to have vacated office under the terms of Article 89 (Vacation of office by Director) shall be conclusive as to the fact and grounds of vacation stated in the resolution.

O. Alternate Directors

91. **Appointments**

91.1 ***Identity of appointee***

Each Director (other than an alternate Director) may by notice in writing under his hand delivered to the Secretary at the Office or at a meeting of the Directors or in any other manner approved by the Board appoint any other Director or any person approved for that purpose by the Board and willing to act to be his alternate and may in like manner remove from office an alternate director so appointed by him. No person who is resident in the United Kingdom may be appointed as an alternate Director unless his appointor is also so resident. No person shall be appointed as a Director or an Executive Officer if such appointment would result in a majority of the Directors and Executive Officers being resident in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the "**United States**"). Any purported appointment of a Director or Executive Officer in contravention of this Article 91.1 which would result in a majority of the Directors and Executive Officers being resident in the United States shall not be valid.

91.2 ***Method of appointment***

No appointment of an alternate Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

91.3 ***Nature of alternate***

An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors allowed by these Articles.

92. **Participation in Board meetings**

92.1 ***Right to participate***

Every alternate Director shall (subject to his giving to the Company an address within the British Isles at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor as a Director. A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director, in addition to his own vote (if any), but he shall count as only one person for the purpose of determining whether a quorum is present.

92.2 ***Alternate's authority***

Execution by an alternate Director of any resolution in writing of the Directors or of a committee of the Directors shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member.

93. **Alternate Director responsible for own acts**

93.1 ***Responsibility for defaults***

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

93.2 ***Status of alternate***

Save as otherwise provided in these Articles, an alternate Director shall be subject in all respects to the provisions of these Articles relating to Directors and shall be deemed for all purposes to be a Director.

94. **Interests of alternate Director**

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not, unless the Company by ordinary resolution otherwise determines, be entitled to receive from the Company any fees for his services as alternate except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

95. **Revocation of appointment**

An alternate Director shall cease to be an alternate Director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a Director, provided that if any Director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting at which he retires, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

P. Directors' remuneration, expenses and pensions

96. Directors' fees

The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £750,000 per annum or such other sum as the Company in general meeting shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

97. Expenses

Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

98. Additional remuneration

If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of a lump sum or by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

99. Remuneration of executive Directors

The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money or may altogether or in part be governed by business done or profits made or otherwise determined by the Board and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

100. **Pensions and other benefits**

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for or to institute and maintain any institution, association, society, club, trust, other establishment or profit sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit any person who is or has at any time been a Director of the Company or any company which is a subsidiary company of or allied to or associated with the Company or any such subsidiary or any predecessor in business of the Company or of any such subsidiary and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Act, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with, any of the aforesaid matters or bodies. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

Q. **Powers and duties of the Board**

101. **Powers of the Board**

The management and control of the business of the Company shall be in and from the Isle of Man or such other place outside the United Kingdom as the Board may determine from time to time. Subject to the provisions of the Act, the memorandum of association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association, or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

102. **Powers of Directors being less than minimum number**

If the number of Directors is less than the minimum for the time being prescribed by these Articles the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any 2 members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

103. **Powers of executive Directors**

The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Managing Director) such of its powers, authorities and discretions (with power to sub- delegate) for such time on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

104. **Delegation to committees**

104.1 *Constituting committees*

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons provided that:

(a) a majority of the members of a committee shall be Directors;

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors; and

(c) any such committee shall only meet and exercise its powers, authorities and discretions from outside the United Kingdom.

Any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the Committee).

104.2 *Powers of committee*

The Board may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee. Subject to any terms and conditions expressly imposed by the Board, the proceedings of a committee with 2 or more members shall be governed by such of these Articles as regulate the proceedings of the Board so far as they are capable of applying.

105. **Local management**

The Board may establish any local group or divisional boards or agencies for managing any of the affairs of the Company in any specified locality either in the Isle of Man or elsewhere and may appoint any persons to be members of such local or divisional board or any managers or agents, may fix their remuneration and remove any person so appointed. The Board may delegate to any local group or divisional board manager or agent so appointed any of its powers, authorities and discretions other than the power to borrow and make calls (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies, and any such appointment or delegation may be made for such time on

such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collectively with or to the exclusion of and in substitution for all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local group or divisional board or agency with 2 or more members shall be governed by such of these Articles as regulate the proceedings of the Board so far as they are capable of applying.

106. **Power of attorney**

The Board may by power of attorney or otherwise appoint any company, firm, person or persons (including registrars) to be the agent or attorney of the Company and may delegate to any such agent or attorney or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers. Any such appointment or power of attorney may contain such provisions for the protection and convenience of persons dealing with any such agent or attorney as the Board may think fit and may also authorise any such agent or attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107. **Associate Directors**

The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may define, limit, vary or restrict the powers, authorities and discretions of persons so appointed and may terminate any such appointment subject to any contract between him and the Company or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is or is deemed to be or is empowered in any respect to act as a Director or a member of any committee of the Board of Directors for any of the purposes of the Act or these Articles.

108. **Exercise of voting power**

The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised by the Company in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

109. **Provision for employees**

The Board may exercise any power conferred on the Company by the Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

110. **Overseas registers**

Subject to the provisions of the Act and the Uncertificated Regulations, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

111. **Borrowing powers**

Subject as herein provided and to the provisions of the Act, the Directors may exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

R. Proceedings of Directors and Committees

112. **Board meetings**

Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. No Board meetings shall take place in the United Kingdom and any decision reached or resolution passed by the Directors at any meeting taking place in the United Kingdom or at which a majority of Directors present are resident in the United Kingdom shall be invalid and of no effect.

113. **Notice of Board meetings**

One Director may and the Secretary at the request of a Director shall summon a Board meeting at any time. Notice of a Board meeting shall be deemed to be properly given to a Director if is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director may waive the requirement that notice be given to him of any Board meeting either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the British Isles unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the British Isles notified to the Company for this purpose or by telephone at any address outside the British Isles where he has notified the Company of the relevant telephone number for such purpose but he shall not in such event be entitled to a longer period of notice than if he had been present in the British Isles.

114. **Quorum**

The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be 2 persons, each being a Director or an alternate Director. A person who holds office only as an alternate Director shall only be counted in the quorum if his appointor is not present. A Director or other person who is present at a meeting of the Board in more than one capacity (that is to say as both Director and an alternate Director or as an alternate for more than one Director) shall not be counted as 2 or more for these purposes unless at least one other Director or alternate Director is also present provided that if a majority of the Directors (or the members of any committee of Directors) present at the

meeting are resident in the United Kingdom the Directors present, irrespective of their number, shall not constitute a quorum and the Directors (or the committee) may not meet. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Board. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting of the Directors if no Director objects and if otherwise a quorum of Directors would not be present.

115. **Chairman of Board and other offices**

115.1 *Appointment of Chairman*

The Board shall appoint any Chairman, joint Chairman or Deputy Chairman of the Board and shall determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding it, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of 2 or more Joint Chairmen or in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company

115.2 *Chief Executive*

Subject to the provisions of the Act, the Directors may appoint one or more of their number to any office or employment under the Company (including, but without limitation, that of Chief Executive, Managing Director or Joint Managing Director but not including that of auditor), and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director and may also permit any person appointed to be a Director to continue in any office or employment held by him before he was so appointed. Any such appointment, agreement or arrangement may be made for such period (subject to Article 115.4 (Limitation on appointments)) and upon such terms as the Directors determine.

115.3 *Delegation of powers*

Without prejudice to the generality of the foregoing the Directors may entrust to and confer upon any Director holding any such office or employment any of the powers exercisable by them as Directors with power to sub-delegate upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, authorities and discretions, and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

115.4 *Limitation on appointments*

The Directors may not appoint anyone of their number to be both Chairman and Chief Executive or Managing Director of the Company at the same time, unless such appointment is limited to a period not exceeding one year from the date of the

appointment, after which the appointment shall lapse and the Directors shall not renew it, although they may (if they wish) appoint the person who had been both Chairman and Chief Executive or Managing Director to hold one only of those offices.

115.5 *Removal from position*

The Directors may also (without prejudice to any claim for damages for breach of any agreement between the Director and the Company) remove a Director from any such office and appoint another in his place.

115.6 *Cessation of position on ceasing to be a director*

A Director appointed to the office of Chairman, Deputy Chairman, Managing Director, Chief Executive or any other executive office shall automatically and immediately cease to hold that office if he ceases to hold the office of Director from any cause, but he shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office as a Director by reason only of his ceasing to be Chairman, Deputy Chairman, Managing Director, Chief Executive of the Company or to hold any other such executive office, as the case may be.

116. **Voting**

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote but only if the effect of the exercise of such a vote is not to render a decision or vote in question one which is reached or passed by a majority of Directors who are resident in the United Kingdom. A Director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote and an alternate director who is appointed by 2 or more Directors shall be entitled to a separate vote on behalf of each of his appointors, in their absence.

117. **Participation by telephone and electronic mail**

Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or electronic mail or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting or are able to receive communications from each of the other Directors participating in the meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or if there is no group which is larger than any other group where the Chairman of the meeting then is, but in no event shall any meeting take place or be deemed to take place in the United Kingdom. Subject to the Act and these Articles, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that 2 or fewer than 2 Directors or alternate Directors are physically present at the same place.

118. **Resolution in writing**

A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee shall

be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee as the case may be). Such a resolution:

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b) need not be signed by an alternate Director if it is signed by the Director who appointed him; and

(c) if signed by an alternate Director need not also be signed by his appointor.

For such a resolution to be effective it shall not be necessary for it to be signed by a Director who is prohibited by these Articles from voting thereon or by his alternate.

119. **Minutes of proceedings**

119.1 *Contents of minutes*

The Board shall cause minutes to be made in books kept for the purpose of recording all orders, resolutions and proceedings of every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company including:

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b) the names of Directors present at every such meeting.

119.2 *Evidence of proceedings*

Any such minutes if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

120. **Validity of proceedings**

All acts done by a meeting of the Board or of any committee of the local board or agency or by any person acting as a Director, alternate Director or member of a committee, local board or agency shall, as regards all persons dealing in good faith with the Company notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid or that they or any of them were or was disqualified from holding office or not entitled to vote or had in any way vacated their or his office or that the delegation to such committee, local board or agency had been annulled, varied or revoked, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a Director alternate Director or member and had been entitled to vote or as if the delegation had continued in full force and effect.

S. **Directors' interests**

121. **Director may have interests**

Subject to the provisions of section 148 of the Principal Act and provided that

Article 122 (Disclosure of interests to Board) is complied with, a Director, notwithstanding his office:

(a) may be a party to or otherwise be interested in any transaction or arrangement with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by itself or through his firm in a professional capacity for the Company and in any such case on such terms as to remuneration and otherwise as the remuneration committee may arrange either in addition to or in lieu of any remuneration provided for by any other Article;

(c) may be a member of or a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by or promoting the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not, by reason of his office, be liable to account to the Company for any dividend, profit, remuneration, superannuation payment or other benefit which he derives from any such office, employment, contract, arrangement, transaction or proposal or from any interest in any such body corporate; and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

122. **Disclosure of interests to Board**

122.1 ***Notification of interest***

A Director who to his knowledge is in any way (directly or indirectly) interested in any contract arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

122.2 ***Adequacy of notice***

For the purposes of this Article:

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified firm, company, person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal of the nature and extent thereof as so specified provided that no such notice shall be effective unless either it is given at a meeting of the Directors or the Director takes reasonable steps to secure that it is brought up and read at the next meeting of the Directors after it is given; and

(b) an interest of which a Director has no knowledge and of which it is

unreasonable to expect him to have knowledge shall not be treated as an interest of his.

123. **Interested Director not to vote or count for quorum**

Save as provided in this Article, a Director shall not vote on or be counted in the quorum in relation to any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any proposal whatsoever to which the Company is or is to be a party and in which he has (directly or indirectly) an interest which is material (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company) or a duty which conflicts with the interests of the Company unless his duty or interest arises only because the resolution relates to one of the matters set out in the following sub-paragraphs in which case he shall be entitled to vote and be counted in the quorum:

(a) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c) where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(d) relating to another company in which he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the UK Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

(e) relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

An interest of a person who is, for any purpose of the Act (excluding any such modification thereof not in force when these Articles became binding on the Company), connected with a Director shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director otherwise has.

124. **Director's interest in own appointment**

A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is

interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or termination) of 2 or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

125. Chairman's ruling conclusive on Director's interest

If any question arises at any meeting of the Board or any committee of the Board as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum such question (unless the Director concerned is the Chairman in which case Article 126 (Director's resolution conclusive on Chairman's interest) shall apply) shall before the conclusion of the meeting be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the Director has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of such interests in the accounts of the company, be finally and conclusively decided by a majority of the Directors (other than the Director concerned).

126. Directors' resolution conclusive on Chairman's interest

If any question arises at any meeting of the Board or any committee of the Board as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall before the conclusion of the meeting be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman) whose majority vote shall be final and conclusive except in a case where the nature or extent of the interest of the Director has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of such interests in the accounts of the company, be finally and conclusively decided by a majority of the Directors (other than the Director concerned).

127. Exercise by Company of voting powers

The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

T. The Seal

128. Application of Seal

128.1 *Use of seal*

The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any

instrument to which the Seal is affixed shall be signed and if it is to be signed who shall sign it. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting them, certificates issued under the Seal in respect of any debentures or other securities but excluding letters of allotment or scrip certificates shall be executed by the Board but the Board may by resolution determine that any signatures may be affixed to or printed (including by means of a facsimile of the signature of any person to be applied by any mechanical or electronic means in place of that person's actual signature) on any such certificate by any means approved by the Board or that such certificates need not bear any signature; and

(b) every other instrument to which the Seal is affixed shall be signed by a Director and the Secretary or by 2 Directors or by any other person appointed by the Board for the purpose.

128.2 *Certificates and share warrants*

Every certificate or share warrant shall be issued under the Seal or in such other manner as the Board having regard to the terms of issue, the Act and the regulations applicable to the securities list(s) and recognised investment exchange(s) to which the shares of the Company are admitted. All references in these Articles to the Seal shall be construed accordingly.

129. **Deed without sealing**

A document signed by a Director and by the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company as a deed shall have the same effect as if it were executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it not to have effect as a deed without the authority of a resolution of the Board or of a committee of the Board authorised in that behalf. An instrument or document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of it having been executed by the Company.

130. **Official seal for use abroad**

Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad and the Company may by an instrument executed by the Company appoint any agent or committee abroad to be the duly authorised agent or committee of the Company for the purpose of affixing and using such official seal or any seal kept by the Company, and may impose such restrictions on the use thereon as it may think fit.

U. **Secretary**

131. **The Secretary**

131.1 *Board's power of appointment*

Subject to the provisions of section 19 of the Companies Act 1982, the Board shall appoint a Secretary or joint secretaries and shall have power to appoint one or

more persons to be an assistant or deputy secretary at such remuneration and on such terms and conditions as it thinks fit and any Secretary so appointed may be removed by them but without prejudice to any claim for damages for breach of any contract of services between him and the Company.

131.2 *Limitations on person who may be appointed a secretary*

No person shall be appointed to hold office as Secretary who is:

(a) the sole Director of the Company; or

(b) not a natural person; or

(c) resident in the United Kingdom.

131.3 *Limitations where a director is also a secretary*

Any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

V. Dividends and other payments

132. Declaration of dividends

Subject to the provisions of these Articles, the Company may by ordinary resolution declare that out of profits available for distribution in accordance with Isle of Man law dividends be paid to members according to their respective rights and interests in the profits of the Company available for distribution. However, no dividend shall exceed the amount recommended by the Board.

133. Interim dividends

The Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the Board to be justified by the profits of the Company available for distribution in accordance with Isle of Man law and the position of the Company. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer in consequence of the declaration or by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

134. Entitlement to dividends

134.1 *Accrual of dividends*

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid pro rata according to the amounts paid up or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date it shall rank for or be entitled to dividends accordingly.

134.2 *Payment of dividends*

All dividends and interest shall be paid (subject to any lien of the Company) to those members whose names shall be on the register at the date at which such dividend shall be declared or at the date at which such interest shall be payable respectively, or at such other date as the Company by ordinary resolution or the Board may determine, notwithstanding any subsequent transfer or transmission of shares.

134.3 *Shares passing by transmission*

The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

135. **Calls or debts may be deducted from dividends**

The Board may deduct from any dividend or other money payable to any member on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

136. **Distribution in specie**

The Company in general meeting may, on the recommendation of the Board, by ordinary resolution direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular, of fully paid up shares or debentures of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether;

(b) fix the value for distribution of such assets or any part of them and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

137. **Dividends not to bear interest**

Unless otherwise provided by the rights attached to the share no dividend or other moneys payable by the Company or in respect of a share shall bear interest as against the Company.

138. **Method of payment**

138.1 *General provisions*

The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant or money order (or in respect of any uncertificated share through the Uncertificated System) and may send it by post or other delivery service to the registered address of the member or person entitled to it (or if 2 or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member

or person or persons may direct in writing. Every cheque, warrant or order is sent at the risk of the person entitled to the money represented by it and shall be made payable to the order of the person or persons entitled or, where an authority in that behalf shall have been received by the Company in such form as the Company shall consider sufficient, to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant or order to the person entitled or the person specified in such authority shall be a good discharge to the Company. If any such cheque, warrant or order has or shall be alleged to have been lost, stolen or destroyed the Board may at the request of the person entitled to it issue a replacement cheque, warrant or order, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit. Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share. Any such dividend, interest or other sum may also be paid by any other method as the Board considers appropriate. If the payment is made on behalf of the Company through the Uncertificated System the Company shall not be responsible for any default in accounting for such payment to the member or other person entitled to such payment by a bank or other financial intermediary of which the member or other person is a customer for settlement purposes in connection with the Uncertificated System.

138.2 ***Payment in currencies other than sterling***

The Board may, at its discretion, make provisions to enable such member as the Board shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Board as it shall consider appropriate at the close of business in London on the date which is the business day last preceding:

(a) in the case of a dividend to be declared by the Company in general meeting, the date on which the Board publicly announces its intention to recommend that specific dividend; and

(b) in the case of any other dividend, the date on which the Board publicly announces its intention to pay that specific dividend, provided that where the Board considers the circumstances to be appropriate it shall determine such foreign currency equivalent by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Board may select.

138.3 ***Payments through the uncertificated system***

The Board may:

(a) lay down procedures for making any payments in respect of uncertificated shares through the Uncertificated System;

(b) allow any holder of uncertificated shares to elect to receive or not to receive any such payment through the Uncertificated System; and

(c) lay down procedures to enable any such holder to make, vary or revoke any such election;

The Company may make, or procure the making of, any payment in respect of a member's uncertificated shares through the Uncertificated System in accordance with any authority given to the Company to do so (whether in writing, through the Uncertificated System or otherwise) by or on behalf of the member in a form satisfactory to the Board. The making of such payment in accordance with such authority shall be a good discharge to the Company.

139. Uncashed dividends

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto by post are returned to the Company undelivered or left uncashed on 2 consecutive occasions the Company shall not be obliged to send any further dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

140. Unclaimed dividends

All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having become due for payment shall (if the Board so resolves) be forfeited and shall revert to the Company.

141. Waiver of dividends

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death, bankruptcy or mental disorder of the holder or otherwise by operation of law) and delivered to the Company and only if or to the extent that the same is accepted as such or acted upon by the Company.

142. Payment of scrip dividends

142.1 ***Authority to pay scrip dividends***

The Board may with the prior authority of an ordinary resolution of the Company and subject to such conditions as the Board may determine, provided that the Company has sufficient unissued shares and undistributed profits or reserves to give effect to it, offer to any holders of Ordinary Shares the right to elect to receive Ordinary Shares credited as fully paid, in whole or in part instead of cash in respect of the whole or some part (to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods but such period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which such resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares

shall be such that the relevant value of the entitlement shall, unless the Board otherwise determines, be as nearly as possible equal to the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "**relevant value**" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from such brokers or other sources of information as they think fit;

(c) no fractions of a share shall be allotted and the Directors may make such provision as they think fit for dealing with the case of shares otherwise becoming distributable in fractions including provisions whereby, in whole or in part, the benefit of the fractional entitlements accrues to the Company rather than to the members concerned;

(d) the Directors may specify a minimum number of Ordinary Shares in respect of which the right of election may be exercised;

(e) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them and specify the procedure to be followed and place at which and the latest time by which (being at least 21 clear days after the despatch of the notice) elections must be lodged in order to be effective. A form of election lodged in respect of a particular dividend in relation to which the Directors have announced their intention to offer elections may not be revoked as regards the said dividend unless prior to the latest time specified by the Directors for lodgement of elections in respect of the said dividend written notice of revocation is lodged at the place specified by the Directors as aforesaid;

(f) the Board may exclude from any offer or impose any restrictions on any holders of Ordinary Shares or any Ordinary Shares on which dividends are payable in foreign currency as they think necessary or desirable where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that such exclusions or restrictions are necessary or expedient;

(g) the Board may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to their holder;

(h) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("**the elected Ordinary Shares**") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash

as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 144 (Capitalisation of reserves) and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 144 (Capitalisation of reserves) without need of such ordinary resolution;

(i) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered except that they will not rank for any dividend or other distribution or other entitlement (including the relevant dividend and the share election in lieu of such dividend) which has been declared, paid or made by reference to such record date or any earlier record date; and

(j) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time (whether temporarily or otherwise) and shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

142.2 *Election mandates*

The Board may also from time to time establish or vary a procedure for election mandates, under which a holder of Ordinary Shares may elect to receive Ordinary Shares credited as fully paid instead of cash in respect of all or certain future rights offered to that holder under this Article until the election mandate is revoked in accordance with any such procedure.

142.3 *Admission of shares*

The Company shall apply to the relevant regulatory authority for the additional Ordinary Shares so allotted to be admitted to the recognised investment exchange(s) and securities list(s) to which the Company's existing issued Ordinary Shares are admitted.

142.4 *Director's powers*

The Directors shall have power to do all acts and things as they consider necessary or expedient to give effect to this Article.

143. **Reserves**

The Board may, before recommending any dividend (whether preferential or otherwise) carry to reserves out of the profits of the Company such sums as it thinks fit. All sums standing to reserves may be applied from time to time, at the discretion of the Board, for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board thinks fit and so that it shall not be necessary to keep any investment constituting the reserve separate or distinct from any other investment of the Company. The Board

may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special fund or any part of any special fund into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profit of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profit which it may think prudent not to distribute.

144. **Capitalisation of reserves**

The Board may with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised on the date specified in the resolution to the holders of Ordinary Shares in proportion to the nominal amount of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amount, if any, for the time being unpaid on any share held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct in those proportions or partly in one way and partly in the other provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment of it;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of it to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as

it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application to it of their respective proportions of the reserves or profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

145. Record dates

Notwithstanding any other provision of these Articles but subject always to the Act and without prejudice to the rights attached to any shares, the Company or the Board may fix any date (**"the record date"**) as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular. Such record date may be on or at any time within 6 months before any date on which such dividend, distribution, interest, allotment, issue, notice, information, document or circular is declared, paid or made but without prejudice to the rights inter se in respect of the same of transfers and transferees of any such shares or other securities. In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

W. Accounts

146. Accounting records

The Board shall cause accounting records to be kept in accordance with the Act and shall keep such other books and registers as are necessary to comply with the Act.

147. Inspection of records

The accounting records shall be kept at the Office or (subject to the Act) at such other place in the Isle of Man as the Board thinks fit. No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the Court, by the Board or by ordinary resolution of the Company. Such records shall always be open for inspection by officers of the Company.

148. **Accounts to be sent to members**

A printed copy of the Directors' and Auditors' reports accompanied by printed copies of the annual accounts (including every document required by law to be comprised in them or annexed or attached to them) shall not less than 21 clear days before the meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. Any member to whom such documents are sent shall be entitled to receive a further copy, free of charge, on application at the office. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

X. **Destruction and authentication of documents**

149. **Destruction of documents**

149.1 ***Documents which may be destroyed***

Subject to the Act, the Company may destroy:

(a) any instrument of transfer after 6 years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address after 2 years from the date on which it is recorded;

(c) any registered certificate for debentures or representing any other form of securities after one year from the date on which it is cancelled;

(d) any other document on the basis of which any entry in the Register is made after 6 years from the date on which an entry was first made in the Register in respect of it;

(e) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof; and

(f) all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded.

Provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or other similar means which shall not be destroyed before the expiration of the relevant period and provided that adequate precautions against

falsification and to share reproduction are taken.

149.2 *Presumption in respect of destroyed documents*

It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was a valid and effective certificate duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 149 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 149 shall be construed as imposing on the Company any liability in respect of the destruction of any such document or otherwise than as provided for in this Article 149 which would not attach to the Company in the absence of this Article 149; and

(c) references in this Article 149 to the destruction of any document include references to the disposal of it in any manner.

150. **Authentication of documents**

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee and any books, records, documents and accounts relating to the business of the Company and to certify copies of them or extracts from them as true copies or extracts and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in reliance on them that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Y. **Notices**

151. **Notice to be in writing**

Any notice to be given to or by any person pursuant to these Articles shall be in writing (except that a notice convening a Board meeting need not be in writing) or shall be given using Electronic Communication to an address for the time being notified for that purpose to the person giving the notice. Nothing in Articles 151 to 157 (Notices) shall affect any requirements of the Act that any particular offer, notice or other document be served in any particular manner.

In this Part Y of these Articles, "address" in relation to Electronic Communications includes any number, electronic mail address or other address used for the purposes of such communications

152. **Service of notice on members**

152.1 ***Method of service***

The Company may give any notice or document (including a share certificate) to a member, either personally or by sending it by post or other delivery service in a first-class prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of a member registered on an overseas branch register any such notice or document may be posted either in the British Isles or in the territory in which such branch register is maintained. The Company may give any notice or document to any member by using Electronic Communication to an address for the time being notified to the Company by the member.

152.2 ***Joint holders***

In the case of joint holders of a share all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders.

152.3 ***Members outside the British Isles***

Where a member (or in the case of joint holders the person first named in the Register) has a registered address outside the British Isles but has notified the Company of an address within the British Isles at which notices or other documents may be given to him or an address to which notices may be sent using Electronic Communication, he shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice or document from the Company.

152.4 ***Record date***

Any notice to be given to a member may be given by reference to the register as it stands at any time within the period of 15 days before the notice is given (subject to the Uncertificated Regulations if the Company is then a participating issuer for the purposes of the Uncertificated Regulations) and no change in the Register after that time shall invalidate the giving of the notice.

153. **Notice in case of death, bankruptcy or mental disorder**

The Company may, on receipt of such evidence as the Board may reasonably require to show title to that share, give notice to the person entitled to a share in consequence of the death, bankruptcy or mental disorder of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description at the address (if any) within the British Isles supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied a notice may be given in any manner in which it might have been given if the death, bankruptcy, operation of law or other event had not occurred. Such service of notice shall for all purposes be deemed a sufficient service of such notice on all persons interested in the share.

154. **Evidence of service**

154.1 *Present at meeting*

Any member present, in person or by proxy at any meeting of the Company or of the holders of any class of shares of the Company, shall be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was called.

154.2 *Deemed service*

Any notice, certificate or other document, addressed to a member at his registered address or address for service in the British Isles shall, if sent by post, be deemed to have been given at the expiration of 24 hours after the envelope was posted and, if sent by Electronic Communication, be deemed to have been given at the expiration of 24 hours after the Electronic Communication was sent. In proving such service or delivery it shall be sufficient to prove that the envelope containing the notice or document was properly addressed and put into the post as a prepaid letter or, in the case of a notice sent by Electronic Communication, to prove that it was sent in accordance with guidance issued by the Institute of Chartered Secretaries or Administrators. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the British Isles shall be deemed to have been served or delivered on the day on which it was so delivered or left.

155. **Notice binding on transferees**

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than in respect of an Information Notice) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

156. **Notice by advertisement**

Any notice to be given by the Company to the members or any of them and not otherwise provided for by these Articles shall be sufficiently given if given by advertisement in at least one leading daily national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

157. **Suspension of postal services**

If at any time by reason of the threat of or of the suspension, interruption or curtailment of postal services within the British Isles, the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least 2 leading daily national newspapers (at least one of which shall be published in London) and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if at least 7 days prior to the meeting the posting of notices to addresses throughout the British Isles again becomes practicable.

Z. Winding up

158. Division of assets

158.1 *Distribution of assets*

If the Company is wound up, the surplus assets remaining after payment of all creditors are to be divided among the members in proportion to the capital which at the commencement of the winding up is paid up on the shares held by them respectively and, if such surplus assets are insufficient to repay the whole of the paid up capital, they are to be distributed so that as nearly as may be the losses are borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article 158.2 is subject to the rights attached to any shares which may be issued on special terms or conditions.

158.2 *Distribution in specie*

If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may for that purpose value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but if any division is resolved otherwise than in accordance with such rights the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 222 of the Principal Act. The liquidator may with the like sanction vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine but no member shall be compelled to accept any assets on which there is a liability.

159. Transfer or sale under section 222 of the Principal Act

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 222 of the Principal Act may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

AA. Indemnity

160. Right to indemnity

Subject to the provisions of the Act, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company (other than an Auditor) shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation to them including (without prejudice to the generality of the foregoing) any liability incurred defending any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as an officer, auditor, or employee of the Company and in which judgement is given in

his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part or in connection with any application in which relief is granted to him by any court of competent jurisdiction from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

161. **Power to insure**

Subject to the provisions of the Act, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer or employee of the Company or of any other company which is a subsidiary, subsidiary undertaking or holding company of the Company or in which the Company has an interest whether direct or indirect or which otherwise is in any way allied to or associated with the Company or of any subsidiary undertaking or holding company of the Company or of any such company or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director, officer, employee or trustee.

Names and Addresses of Subscribers	Signatures	Number of Shares taken
Walbrook (IOM) Nominees (No. 1) Limited PO Box 312 Grosvenor House 66/67 Athol Street Douglas IM99 2BJ	Nicholas David Williamson for an on behalf of Walbrook (IOM) Nominees (No. 1) Limited	1
Walbrook (IOM) Nominees (No. 2) Limited PO Box 312 Grosvenor House 66/67 Athol Street Douglas IM99 2BJ	Christopher James Tushington for an on behalf of Walbrook (IOM) Nominees (No. 2) Limited	1

Dated this 1st day of November 2006

Witness to the above signatures

Paul Smith
Grosvenor House
66/67 Athol Street
Douglas
IM99 2BJ

THE COMPANIES ACTS 1931 TO 2004

ISLE OF MAN

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

HIRCO PLC

(amended by a composite special resolution passed on 5th December 2006)

CAINS ADVOCATES LIMITED
15/19 Athol Street
Douglas
Isle of Man
IM1 1LB

We, the subscribers to this memorandum of association:-

(a) wish to be formed into a company pursuant to this memorandum;

(b) agree to take the number of shares shown opposite our respective names;

(c) declare that all the requirements of the Companies Acts 1931 to 2004 in respect of matters relating to the registration and of matters precedent and incidental thereto have been complied with.

Names and Addresses of Subscribers	Signatures	Number of Shares taken
Walbrook (IOM) Nominees (No. 1) Limited PO Box 312 Grosvenor House 66/67 Athol Street Douglas IM99 2BJ	Nicholas David Williamson for an on behalf of Walbrook (IOM) Nominees (No. 1) Limited	1
Walbrook (IOM) Nominees (No. 2) Limited PO Box 312 Grosvenor House 66/67 Athol Street Douglas IM99 2BJ	Christopher James Tushington for an on behalf of Walbrook (IOM) Nominees (No. 2) Limited	1

Dated this 1st day of November 2006

Witness to the above signatures

Paul Smith
Grosvenor House
66/67 Athol Street
Douglas
IM99 2BJ

Draft: November 24 2006

Hirco plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
THE UNITED STATES, AUSTRALIA, CANADA, INDIA OR JAPAN

Hirco plc announces
intention to float on AIM

27 November, 2006 – Hirco plc ("Hirco" or the "Company"), today announces its intention to carry out an institutional offering (the "Placing") of ordinary shares and to have its ordinary shares admitted to trading on the AIM Market of the London Stock Exchange plc ("AIM"). Hirco is a closed-ended investment company, newly incorporated and registered in the Isle of Man. Hirco has been formed to invest in certain foreign direct investment compliant Indian real estate development projects sourced by Niranjan Hiranandani.

Hirco estimates that it will receive gross proceeds of the Placing, before deduction of costs, of approximately £370 million, assuming the over-allotment option is not exercised.

Hirco intends to invest the net proceeds of the Placing in up to five projects identified and sourced by Niranjan Hiranandani, which are developments of large-scale, mixed-use township communities and co-located special economic zones ("SEZs") in India. Hirco expects it to take approximately six to twelve months from admission to AIM for the net proceeds of the Placing to be fully invested in the projects.

A meeting of the Board of Hirco was held on 24 November 2006 at which the Placing and the admission to AIM were approved in principle.

HSBC Bank plc and Bear, Stearns International Limited have been appointed Joint Global Co-ordinators and Joint Bookrunners. HSBC Bank plc will act as Hirco's Nominated Advisor.

Further details of the Placing will be announced in due course.

For further information, please contact:

Citigate Dewe Rogerson +44 20 7638 9571
Sarah Gestetner
Lindsay Noton

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company. You can identify forward looking statements by terms such as "expect", "believe", "anticipate", "estimate", "intend", "will", "could", "may" or "might" the negative of such terms or other similar expressions. The Company wishes to caution you that these statements are only predictions and that actual events or results may differ materially. The Company does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of the Company, including risks specifically related to the Company and its operations.

HSBC Bank plc and Bear, Stearns International Limited are each acting for Hirco in connection with the offer and no one else and will not be responsible to anyone other than Hirco for providing the protections afforded to clients of HSBC Bank plc and Bear, Stearns International Limited nor for giving advice in relation to the offer.

Neither this press release nor any copy of it may be taken or transmitted into the United States, Australia, Canada, India or Japan. This press release does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract thereof. The offer and the distribution of this press release and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This communication is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

HSBC Bank plc is authorised and regulated by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business, are acting for the Company and no one else in connection with the offer, and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in connection with the offer.

Bear, Stearns International Limited is authorised and regulated by the Financial Services Authority and regulated by the Financial Services Authority for the conduct of UK business, are acting for the Company and no one else in connection with the offer, and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in connection with the offer.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the applicable securities laws of Canada, Australia, India, the Republic of Ireland, the Republic of South Africa or Japan, and may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the Securities Act) unless they are registered under the Securities Act and Hirco is registered under the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the Investment Company Act and, subject to certain exceptions, may not be offered or sold within Canada, Australia, India, the Republic of Ireland, the Republic of South Africa or Japan or to any national, resident or citizen of Canada, Australia, India, the Republic of Ireland, the Republic of South Africa or Japan. No public offer of securities in Hirco is being made in the United States, Canada, Australia, India or Japan.

These materials are not an offer for sale of any securities of the Company in the United States. Any securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The Company has not registered and does not intend to register any portion of the offering in the United States or to conduct a public offering of any securities in the United States.

This does not constitute a recommendation concerning the offer. The value of shares can go down as well as up. Past performance is not a guide to future performance. Potential investors should consult a professional advisor as to the suitability of any offering for the individual concerned.

END